Filed Pursuant to Rule 424 (B)(3)

Registration No. 333-126940

Prospectus

Controladora Comercial Mexicana, S.A. de C.V.

Offer to exchange all of our outstanding unregistered
U.S.$200,000,000 6.625% Senior Notes due 2015
for
U.S.$200,000,000 6.625% Senior Notes due 2015
which have been registered under the Securities Act of 1933

Material Terms of the Exchange Offer
  We are offering to exchange the notes that we sold previously in a private offering for new registered notes.
  The terms of the new notes are identical to the terms of the old notes, except for the transfer restrictions and registration rights relating to the outstanding old notes.
  The exchange offer will expire at 5:00 p.m., New York City time, on  February 13, 2006, unless we extend it.
  We will exchange all old notes that are validly tendered and not validly withdrawn.

  You may withdraw tenders of old notes at any time before the expiration of the exchange offer.
  Application has been made to list the new notes on the Luxembourg Stock Exchange.
  We will not receive any proceeds from the exchange offer.
  We will pay the expenses of the exchange offer.
  No dealer-manager is being used in connection with the exchange offer.
  The exchange of old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes.

  You should carefully review "Risk Factors" beginning on page 15 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

  The date of this prospectus is January 12, 2005.

  We have applied to list the new notes on the Luxembourg Stock Exchange.

  The new notes have been registered in the Sección Especial, or the Special Section, of the Registro Nacional de Valores e Intermediarios, or the National Registry for Securities and Intermediaries, or the Registry, maintained by the Comisión Nacional Bancaria y de Valores, or the National Banking and Securities Commission, or the CNBV. Registration of the new notes in the Special Section of the Registry does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained or incorporated by reference in this prospectus. The new notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico.

  We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted, and will not accept surrenders for exchange from holders in any such jurisdiction.
    Incorporation by Reference

    The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" information contained in documents we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates by reference important business and financial information that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this prospectus, will automatically update and supersede this information. Information set forth in this prospectus supersedes any previously filed information that is incorporated by reference into this prospectus. We incorporate by reference into this prospectus the following information and documents:

      our annual report on Form 20-F for the fiscal year ended December 31, 2004, dated June 30, 2005, as amended by our reports on Form 20-F/A dated July 27, 2005 and November 30,2005, which we refer to in this prospectus as the "2004 Form 20-F";
      our forms 6-K filed with the SEC on March 1, 2005, May 13, 2005, May 18, 2005, May 26, 2005, June 6, 2005, July 28, 2005 and November 1, 2005;
      any future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the exchange offer, and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus.

    You may request a copy of these filings, at no cost, at the office of our Luxembourg paying agent and transfer agent at the address listed on the back cover of this prospectus or by writing or calling us at the following address and phone number:

    Controladora Comercial Mexicana, S.A. de C.V.
    Avenida Revolución No. 780, Módulo 2
    Colonia San Juan, 03730
    México, D.F., México
    (52) (55) 5270-9312

    To obtain timely delivery before the expiration of the exchange offer, you must request this information no later than February 6, 2006, which is five business days prior to the termination of the exchange offer.

    You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information. We are offering to exchange the old notes for new notes only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document.

    Limitation of Liability

    All of our directors, executive officers and controlling persons reside outside of the United States, substantially all of the assets of our directors, executive officers and controlling persons are located outside the United States, all of our assets are located outside of the United States and some of the experts named in this prospectus also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Risk Factors-Risk Factors Related to the Notes and the Exchange Offer-It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons."

    Presentation of Financial Information

    Unless otherwise specified, references herein to "U.S. Dollars," "Dollars," "US$" or "$" are to United States dollars, the legal currency of the United States; references to "Pesos" or "Ps." are to Mexican Pesos, the legal currency of Mexico. The Unidad de Inversión, or UDI, is an inflation-indexed, Mexican Peso-denominated monetary unit that is linked to, and adjusted daily to reflect changes in, the Mexican consumer price index.

    Unless otherwise indicated, all Peso information as of and for the periods ended December 31, 2002, December 31, 2003, and December 31, 2004 is stated in Pesos in purchasing power as of December 31, 2004 and the U.S. Dollar equivalent at that date is determined by using the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex, of Ps.11.151 per U.S. Dollar. All Peso information as of and for the period ended September 30, 2005 is stated in Peso purchasing power as of September 30, 2005 and the U.S. Dollar equivalent at that date is determined by using the Interbank Rate, as reported by Banamex, of Ps.11.167 per U.S. Dollar.

    For unaudited selected consolidated financial information as of September 30, 2005 and for the nine month periods ended September 30, 2004 and 2005, see Exhibit I to this prospectus.

    We maintain our books and records in Mexican Pesos, the official currency of Mexico, and prepare our financial statements in constant Mexican Pesos and in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. See Note 17 to our financial statements included in the 2004 Form 20-F for a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us.

    As required by Mexican GAAP, our financial statements are adjusted to reflect changes in purchasing power of the Mexican Peso due to inflation. These changes are based on the Mexican National Consumer Price Index, or NCPI.

    Statistical information concerning our stores, including number of stores, number of employees, square footage and statistical information derived from this data, includes 100% of the operations of our joint venture with Costco Wholesale Corporation. We report our investment in this joint venture under the proportional consolidation method of accounting by consolidating 50% of the operations of that joint venture in our financial statements.

    Certain figures included in this prospectus and in our financial statements have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

    This prospectus contains translations of certain Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this prospectus should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

    References in this prospectus to "real" amounts are to inflation-adjusted numbers and "nominal" amounts are to unadjusted numbers. Unless otherwise indicated, all numbers are stated in "real" amounts.

    Prospectus Summary

  You should read the following summary together with the information set forth under the heading "Risk Factors" and in our audited year-end financial statements and the accompanying notes, which are included in the 2004 Form 20-F and which are incorporated herein by reference. All references to "CCM," "we," "us" and words of similar effect refer to Controladora Comercial Mexicana, S.A. de C.V., and, unless the context requires otherwise, its consolidated subsidiaries.

  Our Company

  We operate one of the largest retail companies in Mexico as well as a chain of family-style restaurants under the name Restaurantes California. Our retail operations include a 50% interest in a joint venture with Costco Wholesale Corporation, or Costco, which we refer to as the Costco de Mexico Group joint venture. The Costco de Mexico Group joint venture operates a chain of warehouse clubs in Mexico.

  We carry out our business through five retail store formats and one chain of family-style restaurants. These formats and restaurants are divided into three segments:

      the CM Group, which comprises our core business and includes our Comercial Mexicana and Bodega supermarkets and Mega hypermarkets;
      the Costco de Mexico Group, which consists of our 50% interest in the joint venture with Costco; and
      the Other Group, which includes our Sumesa stores and Restaurantes California.

  Our stores sell a wide variety of food items, including basic groceries and perishables, as well as non-food items, including general merchandise and clothing. Food items represented 68.9% of our net sales from our stores in 2004. At September 30, 2005, we had 185 stores operating under our five retailing store formats, with a total selling area of approximately 13.5 million square feet. Our stores are concentrated primarily in the Mexico City metropolitan area and in the central Mexico region, including Guadalajara, or the Central Region.

  Historically, the Mexican retail sector has been fragmented, with consumers served by a number of formats, including traditional formats like independent grocery stores and food specialists, modern formats like supermarkets, department stores and hypermarkets, as well as informal outlets like street vendors and markets. Hypermarkets are large stores that include features of both supermarkets and department stores. In recent years, the Mexican retail sector has experienced consolidation and the entry of large international retailers like Wal-Mart Stores Inc., or Wal-Mart, which controls Walmex (formerly Cifra). We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets toward larger, standardized supermarket and hypermarket chains. These chains offer consumers superior value through greater merchandise selection, convenience and better prices through the chains’ greater purchasing power. Additionally, we believe that the recovery of consumers’ purchasing power in Mexico and favorable demographics, which is expected to lead to increased numbers of consumers, should benefit the retail sector in the short and long terms. We believe our business strategy is designed to capitalize on this trend toward larger supermarket and hypermarket chains.

  Our chain of family-style restaurants serves a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. Our restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00, or approximately U.S.$7.61 as of September 30, 2005. At September 30, 2005, we had 60 restaurants located in 18 cities in Mexico, concentrated primarily in the Mexico City metropolitan area.

  Our Business Strategy

  The key elements of our business strategy include the following:
      Controlled Growth.   Our growth strategy has two principal components:

  „ continued improvements in same store sales growth through enhanced merchandising techniques, attractive promotions, remodeling of our stores and expansion of selling area; and

  „ new store openings in areas where we already have a significant presence and in areas with high potential but that are currently underserved by modern retail formats.

  Although there are many external market variables that affect the performance of same store sales, we believe our new store formats and low prices will help reduce the impact of factors that are beyond our control. Despite increased competition in certain areas, we believe the Mexican market continues to be underserved, leaving significant room for additional store growth. During 2004, we dedicated a great deal of time and resources in identifying attractive locations for new stores, the benefits of which should begin to be reflected in 2005 as our expansion plan for 2005 includes the opening of 16 new stores as well as the remodeling of ten stores across Mexico. As of November 30, 2005, we opened 12 new stores and remodeled 10 stores. In 2006, the Company plans to open 18 new stores. This represents our most aggressive expansion plan since 2000. We expect to derive the required funds primarily from internally generated cash flow. Through this expansion plan, we intend to reinforce our presence in the Mexico City metropolitan area and in the Central Region, capitalizing on our existing presence and strong reputation in those markets. We also intend to expand our operations in other regions.
      Continue with our everyday low price strategy instead of frequent promotions.  We adopted a low pricing strategy in 2002 with the principal objective of attracting a more loyal customer base. We believe that our historical strategy of offering promotions and deep discounts from time to time was effective in the historical Mexican macroeconomic environment, which was characterized by high inflation. As the Mexican economy became more stable, consumers became more aware of price differences and started comparing them among different retailers. The introduction by Walmex, our principal competitor, of the "Every Day Low Prices" concept was also well received by consumers. We believe that we have been successful in communicating our competitive prices to our customers, thus increasing customer loyalty as well as our customer base in general.
      Focus on operating margins.  We seek to improve our operating margins by:

  „ streamlining our distribution channels through the use of our new distribution center that services our Comercial Mexicana, Mega, Bodega and Sumesa store formats; and

  „ continuing to grow our Mega store format, which has higher margins than our other businesses.

  Because many of our suppliers offer generic product brand names, we are able to negotiate better terms and conditions with these suppliers than those that we would be able to obtain from suppliers that, due to their popularity and the high demand for their brand of products, have stronger negotiating power. By leveraging our market presence and establishing relationships with new product suppliers, we intend to maintain our low pricing strategy while trying to improve our operating margins. Our distribution centers that service the Comercial Mexicana, Mega, Bodega and Sumesa store formats allow us to negotiate better prices with our suppliers, shorten the distance over which our goods are shipped and achieve efficiency gains in our inventory management and turnover. Of the 16 new stores we intend to open during 2005, seven are Mega formats. As of September 30, 2005, we have opened 12 new stores, of which four are Mega formats.
      Focus on differentiation.  Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We believe that competition based solely on low pricing will ultimately result in decreased margins and low customer loyalty. We intend to attract and retain customers by providing a more enjoyable shopping environment and improving their overall shopping experience through the use of new, modern and exclusive product offerings, innovative promotions and improved marketing techniques. For example, in the summer of 2004, we launched "Beatles week," which attracted customers through several promotions involving Beatles’ music and merchandise. In April 2004, we launched "French week," which consisted of several promotions involving cheese, wine and other French products. Sales in our stores also typically increase during the "Julio Regalado" special promotion occurring each July and during the Christmas season. We have also been a market leader in introducing convenient new services for our customers, like providing them with facilities for the convenient payment of third party services and local taxes. We believe that these marketing strategies have been successful. We expect to continue launching new and innovative promotions to continue to attract customers. Additionally, we try to differentiate ourselves in our product offerings as we offer unique products that are unlikely to be found in our competitors’ selling floor. We believe that we are recognized as a high quality supplier of perishables and will continue to focus on delivering high quality perishable products.
      Increase efficiency.  We intend to increase productivity and customer service through investments in information technology and the increased utilization of our new distribution center which opened in August 2003. In recent years, we have made significant investments in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems, a unit inventory control system, data warehouse category management, fiber optic communications networks and electronic communication systems to submit purchase orders to suppliers. We believe that continued upgrading of our systems will allow us to further increase efficiency, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store. We continue to increase the utilization of our distribution centers which has increased our storage capacity and has improved our ability to supply our stores with a more efficient product mix by utilizing a centralized location for distribution. The Costco de Mexico Group joint venture is currently being serviced by a distribution center that is located in the Mexico City metropolitan area.
      Merchandising and market segmentation.  Our merchandising and market segmentation strategy emphasizes competition on the basis of price, selection of merchandise, quality of merchandise (in particular perishables) and service. We target specific consumer segments, preferences and demographics by using distinct retail formats, which differ in store size, service level and product range. As Mexican consumer preferences have shifted toward large supermarkets and hypermarkets, we have sought to meet this demand by growing our Mega format. Net sales of the Mega format accounted for approximately 28.8% of our net sales in 2004.
      Location.  In opening new stores, we select the type of retail store and offer the merchandise and service mix that we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by analyzing a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. We believe that this analysis allows our new stores to provide better services to our customers and improves our stores’ success rate. From January 1, 2003 through September 30, 2005, we purchased approximately 4.0 million square feet of unimproved land, increasing our land reserve to 7.4 million square feet. We intend to continue to explore the possibility of additional strategic land acquisitions in desirable locations. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture.

  How to Reach Us

  Controladora Comercial Mexicana, S.A. de C.V. is a sociedad anónima de capital variable, or a limited liability variable stock corporation, organized under the laws of the United Mexican States. Our principal executive offices are located at Avenida Revolución No. 780 Módulo 2, Colonia San Juan, 03730 México, D.F., México. Our telephone number at that address is (52)(55) 5270-9312.

  Recent Developments

  The following are significant developments since December 31, 2004:

  Refinancing

  On May 27, 2005, we consummated an offer to purchase, for cash, any and all of our Ps.614.9 million, or approximately U.S.$55.1 million as of March 31, 2005, aggregate principal amount 8.00% Unidades de Inversión, or UDI, denominated Notes due 2010. At the expiration of the tender offer period, we had received tenders from the holders of approximately Ps.526.4 million (equivalent to approximately U.S.$47.1 million as of March 31, 2005) in aggregate principal amount of the outstanding 8.00% UDI-denominated Notes due 2010, representing approximately 85.6% of the outstanding principal amount of the UDI-denominated Notes. We used the net proceeds from our offering of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015 in June 2005, to fund the purchase of UDI-denominated Notes tendered pursuant to this tender offer.

  Note Offering

  On June 1, 2005, we consummated our offering of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015. We are offering to exchange these notes for new registered notes on the terms described in this prospectus.

  Third Quarter Results

  On October 27, 2005, we announced our results of operations for the quarter ended September 30, 2005. See Exhibit I for a description of these results and unaudited selected consolidated financial information as of and for the nine month periods ended September 30, 2004 and 2005. Since the financial information in Exhibit I is presented in constant Mexican Pesos in purchasing power as of September 30, 2005, the financial information in Exhibit I is not directly comparable to the financial information included elsewhere in this prospectus, which, unless otherwise indicated, is presented in constant Mexican Pesos in purchasing power as of December 31, 2004.

  Election of Directors

  On April 7, 2005, at our annual shareholders’ meeting, José Ignacio Llano Gutierrez and Raúl J. Alvarado Herroz were elected as two new independent directors to our Board of Directors.

  Summary of Terms of the Exchange Offer

  Set forth below is a summary description of the terms of the exchange offer. We refer you to "The Exchange Offer" for a more complete description of the terms of the exchange offer. All references to "old notes" refer to the 6.625% Senior Notes due 2015 that were issued in a private placement transaction on June 1, 2005 and "new notes" refers to the 6.625% Senior Notes due 2015 offered pursuant to this prospectus. We sometimes refer to the old notes and the new notes together as the "notes."
New Notes

  Up to U.S.$200,000,000 aggregate principal amount of 6.625% Senior Notes due 2015. The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act of 1933, or the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

The Exchange Offer

  We are offering to exchange up to U.S.$200,000,000 aggregate principal amount of new notes for a like aggregate principal amount of old notes. Old notes may be tendered in minimum principal amounts of U.S. $100,000 and integral multiples of U.S.$1,000 in excess thereof.

  In connection with the private placement of the old notes on June 1, 2005, we entered into a registration rights agreement which grants holders of the old notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under this registration rights agreement.

  If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the old notes for which the specified time period was exceeded.

Resale of New Notes

  Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that the new notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

    you are acquiring the new notes in the exchange offer in the ordinary course of your business;
    you are not participating, do not intend to participate, and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and
    you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

  If any of the statements above are not true and you transfer any new notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your new notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

  Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be a statutory underwriter and must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale or transfer of the new notes. For a period of 90 days following the consummation of the exchange offer, a broker-dealer may use this prospectus, as amended or supplemented, for an offer to resell, resale or other transfer of the new notes. See "Plan of Distribution."

  The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.

Consequences of Failure to Exchange Old Notes for New Notes

  If you do not exchange your old notes for new notes, you will not be able to offer, sell or otherwise transfer your old notes except:

    in compliance with the registration requirements of the Securities Act and any other applicable securities laws;
    pursuant to an exemption from the securities laws; or
    in a transaction not subject to the securities laws.

  Old notes that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after the completion of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 13, 2006, unless we extend it. We do not currently intend to extend the exchange offer.
Interest on the New Notes

  Interest on the new notes will accrue at the rate of 6.625% from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from June 1, 2005. No additional interest will be paid on old notes tendered and accepted for exchange.

Conditions to the Exchange Offer

  The exchange offer is subject to customary conditions, including that:

    the exchange offer does not violate applicable law or any applicable interpretation of the SEC staff;
    the old notes are validly tendered in accordance with the exchange offer;
    no action or proceeding would impair our ability to proceed with the exchange offer; and
    any governmental approval that we believe, in our sole discretion, is necessary for the consummation of the exchange offer, as outlined in this prospectus, has been obtained.

  The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See "The Exchange Offer-Conditions."

Procedures for Tendering Old Notes

  If you wish to accept the exchange offer, you must follow the procedures for book-entry transfer described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you. Questions regarding the tender of old notes or the exchange offer generally should be directed to the exchange agent at one of its addresses specified in "The Exchange Offer-Exchange Agent." See "The Exchange Offer-Procedures for Tendering" and "The Exchange Offer-Guaranteed Delivery Procedures."

Guaranteed Delivery Procedures

  If you wish to tender your old notes and the procedure for book entry transfer cannot be completed on a timely basis, you may tender your old notes according to the guaranteed delivery procedures described under the heading "The Exchange Offer-Guaranteed Delivery Procedures."

Acceptance of Old Notes and Delivery of New Notes

  We will accept for exchange any and all old notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the new notes promptly following the expiration date.

Withdrawal Rights

  You may withdraw the tender of your old notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in "The Exchange Offer-Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. See "The Exchange Offer-Withdrawal of Tenders."

Taxation

  We believe that the exchange of old notes for new notes should not be a taxable transaction for U.S. federal income tax purposes. For a discussion of certain other U.S. and Mexican federal tax considerations relating to the exchange of the old notes for the new notes and the purchase, ownership and disposition of new notes, see "Taxation."

Exchange Agent

  The Bank of New York is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in "The Exchange Offer-Exchange Agent" and in the back cover of this prospectus.

Use of Proceeds

  We will not receive any proceeds from the issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuance of the old notes.

  Summary of Terms of the New Notes

  The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the registration rights agreement. Unless otherwise specified, references in this section to the "notes" mean the U.S.$200,000,000 aggregate principal amount of old notes issued on June 1, 2005 and up to an equal principal amount of new notes we are offering hereby. The new notes will be issued under the same indenture under which the old notes were issued and, as a holder of new notes, you will be entitled to the same rights under the indenture that you had as a holder of old notes. The old notes and the new notes will be treated as a single series of debt securities under the indenture.
Issuer	Controladora Comercial Mexicana, S.A. de C.V.
Notes Offered	Up to U.S.$200.0 million aggregate principal amount of 6.625% Senior Notes due 2015 which have been registered under the Securities Act
Maturity	June 1, 2015
Interest Payment Dates	Interest on the notes is payable semi-annually on June 1 and December 1 of each year, beginning December 1, 2005.
Ranking

  The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes will effectively rank junior to any secured indebtedness of CCM with respect to the value of the assets securing that indebtedness and the existing and future liabilities, including trade payables, of our subsidiaries.

  As of September 30, 2005:

    on an unconsolidated basis (CCM only), our only indebtedness was the old notes and approximately Ps.89.6 million, or U.S.$8.3 million as of September 30, 2005, aggregate principal amount of UDI-denominated Notes due 2010; and
    our subsidiaries had no outstanding indebtedness.

Certain Covenants

  The indenture governing the notes contains certain covenants relating to CCM and its restricted subsidiaries, including covenants with respect to:

    limitations on liens;
    limitations on sales and leasebacks;
    limitations on subsidiary indebtedness; and
    limitations on mergers, consolidations and similar transactions.

  These covenants are subject to a number of important qualifications and exceptions. See "Description of the New Notes-Certain Covenants."

Change of Control Offer

  If we experience a change of control as defined in the indenture, we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. See "Description of the New Notes-Certain Covenants-Repurchase of Notes upon a Change of Control."

Additional Amounts

  All payments by us in respect of the notes, whether of principal or interest, will be made without withholding or deduction for Mexican taxes, unless any withholding or deduction is required by law, in which case, subject to specified exceptions and limitations, we will pay the additional amounts required so that the net amount received by the holders of the notes after the withholding or deduction will not be less than the amount that would have been received by the holders in the absence of such withholding or deduction. See "Description of the New Notes-Certain Covenants-Additional Amounts."

Redemption for Changes in Mexican Withholding Taxes

  In the event that, as a result of certain changes in law affecting Mexican withholding taxes, we become obligated to pay additional amounts in respect of the notes in excess of those attributable to a Mexican withholding tax rate of 10%, the notes will be redeemable, as a whole but not in part, at our option at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See "Description of the New Notes-Certain Covenants-Additional Amounts."

Optional Redemption

  We may redeem any of the notes at any time in whole or in part by paying the greater of the principal amount of the notes and a "make-whole" amount, plus in each case accrued interest, as described under "Description of the New Notes-Optional Redemption."

Form and Denomination	The new notes will be issued in fully registered book-entry form, with a minimum denomination of U.S.$100,000 and integral multiples of in excess thereof.
Trustee and Principal Paying Agent	The Bank of New York
Governing Law	The notes and the indenture are, and following the completion of the exchange offer will continue to be, governed by New York law.
Risk Factors	See "Risk Factors" and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.
Luxembourg Listing	We have applied to list the new notes on the Luxembourg Stock Exchange.

  For more complete information regarding the new notes, see "Description of the New Notes."

  Summary Financial Data

  The following tables present our summary consolidated financial information as of the dates and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements included in the 2004 Form 20-F. The balance sheet data as of December 31, 2003 and 2004, and the income statement data for the years ended December 31, 2002, 2003 and 2004, are derived from the financial statements included in the 2004 Form 20-F. This data should also be read together with "Item 5.-Operating and Financial Review and Prospects" in the 2004 Form 20-F.

  Our financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 17 to our financial statements included in the 2004 Form 20-F provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2004, 2003 and 2002 and stockholders’ equity at December 31, 2004 and 2003. See "Risk Factors-Risk Factors Related to Mexico-Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information."

  We report our investment in the Costco de Mexico Group joint venture under the proportional consolidation method of accounting by consolidating 50% of the operations of that joint venture in our financial statements.

  For unaudited selected consolidated financial information as of September 30, 2005 and for the nine month periods ended September 30, 2004 and 2005 and a discussion of our financial results for the nine month periods ended September 30, 2004 and 2005, which are presented in constant Mexican Pesos in purchasing power as of September 30, 2005, see Exhibit I to this prospectus. For a description of our indebtedness as of September 30, 2005, see "Indebtedness". The NCPI increased from January 1, 2005 to September 30, 2005 by 1.72%.

  The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex, as of December 31, 2004, which was Ps.11.151 per U.S. Dollar. The exchange rate translations contained in this prospectus should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
	Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(Millions of constant Pesos as of December 31, 2004 and millions of U.S. Dollars (1))
Income Statement Data
Mexican GAAP:
Net sales	Ps. 38,150	Ps.38,221	Ps. 35,055	Ps .36,778	Ps. 37,589	U.S.$3,371
Gross profit	7,291	7,271	6,876	7,363	7,608	682
Selling, general and administrative expenses	5,953	6,083	5,871	5,884	5,838	524
Operating income	1,338	1,188	1,006	1,478	1,769	159
Integral results of financing	267	11	(64)	(196)	176	16
Interest expense	(282)	(297)	(252)	(344)	(290)	(26)
Interest income (2)	63	64	47	45	76	7
Foreign-exchange (loss) gain, net	(62)	26	(239)	(105)	(7)	(1)
Loss from repurchase of notes	-	-	(9)	(43)	-	-
(Loss) gain from forward agreements	-	(46)	54	-	88	8
Gain from monetary position	548	264	335	251	309	28
Other (expense) income, net (3)	(173)	(20)	5	65	(19)	(2)
Provision for income taxes and employee statutory profit sharing	92	292	76	253	201	18
Interest of minority stockholders in results of subsidiaries	(8)	(9)	(7)	(8)	(8)	(1)
Net income	1,329	877	863	1,086	1,718	154
Net income per B Unit and BC Unit(4)	1.22	0.83	0.80	1.01	1.58	0.14
Net income per GDS (5)	24.61	16.56	16.01	20.20	31.60	2.81
Dividends per B Unit and BC Unit	0.11	0.12	0.12	0.11	0.12	0.01
Dividends per GDS(5)	2.22	2.47	2.44	2.31	2.23	0.20
Weighted average B Units and BC Units outstanding	1,080	1,061	1,078	1,080	1,086
U.S. GAAP (6):
Net sales	32,715	32,071	28,562	29,849	30,016	2,692
Net income	1,443	962	923	829	1,551	139
Net income per B Unit and BC Unit(4)	1.34	0.90	0.86	0.77	1.43	0.13
Net income per GDS (5)	26.72	18.09	17.04	15.36	25.60	2.56
Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	1,547	1,370	939	1,282	1,249	112
Current assets	7,448	7,078	8,081	9,233	9,589	860
Property, equipment and leasehold and owned building improvements, net	16,438	17,000	16,770	17,355	18,308	1,642
Total assets	24,433	24,481	25,351	27,062	28,736	2,577
Short-term debt	-	-	172	-	-	-
Long-term debt	2,088	1,987	1,915	2,211	2,126	191
Total liabilities	12,511	11,966	12,399	13,280	13,567	1,217
Minority interest (7)	98	96	91	98	97	9
Majority stockholders’ equity	11,825	12,419	12,859	13,685	15,072	1,352
U.S. GAAP: (6)
Total assets	24,871	23,541	24,535	25,950	27,379	2,456
Total liabilities	13,263	11,488	11,983	12,783	12,976	1,164
Stockholders’ equity	11,606	12,033	12,539	13,166	14,387	1,290

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(Millions of constant Pesos as of December 31, 2004 and millions of U.S. Dollars (1))
Other Data
Mexican GAAP:
Net income	1,329	877	863	1,086	1,718	154
Net income as a percentage of net sales	3.5%	2.3%	2.5%	3.0%	4.6%
Depreciation and amortization	743	790	793	712	679	61
Capital expenditures (8)	1,513	1,318	812	1,616	2,036	183
Total debt/capitalization (9)	0.18	0.18	0.18	0.17	0.14	0.01
Working capital (10)	(217)	175	(21)	362	456	41
Ratio of earnings to fixed charges (11)	5.74x	4.71x	4.49x	4.68x	7.14x
Operating Information
Store Information (12):
Food sales (13)	63.3%	63.3%	64.9%	66.3%	68.9%
Non-food sales (13)	36.7%	36.7%	35.1%	33.7%	31.1%
Average annual sales per store (millions) (14)	Ps. 256	Ps. 254	Ps. 241	Ps. 248	Ps. 245	U.S.$ 22.0
Sales per retail square foot (thousands) (14)	Ps. 3.72	Ps. 3.61	Ps. 3.61	Ps. 3.36	Ps. 3.28	U.S.$ 0.3
Sales per operating employee (thousands) (14)(15)	Ps. 1,389	Ps. 1,598	Ps. 1,464	Ps. 1,521	Ps. 1,567	U.S.$ 141.0
Same store sales growth (16)	2.6%	(3.3)%	(10.3)%	0.3%	(0.1)%
Stores:
Operating at end of period	167	172	170	175	181
Opened during period	16	7	3	8	8
Closed during period	7	2	5	3	2
Remodeled during period (17)	10	14	12	9	9
Total retail square feet at end of period (thousands) (18)	11,552	11,998	12,098	13,037	13,551
Number of employees (at end of period) (19)	35,332	31,955	32,993	33,557	33,763

  ______________

  (1) Except operating information, percentages and ratios.

  (2) Interest income includes our income from interest-bearing temporary investments. In 2000, interest income also includes a gain of Ps.0.3 million from the repurchase of Series B Notes at a discount.

  (3) Other (expense) income, net consists of amortization of negative goodwill from our acquisition of the Mexican operations of Auchan, S.A. in February 2003 and the write-off of certain fixed assets. For the year ended December 31, 2000, also includes a non-recurring expense from a change in amortization of preopening costs. For the year ended December 31, 2001, also includes gain on sale of marketable securities.

  (4) Computed by dividing the net income for the year by the weighted average B Units and BC Units outstanding.

  (5) Each GDS represents 20 BC units. See "Item 7 - Major Shareholders and Related Party Transactions in the 2004 Form 20-F.

  (6) For a description of the principal differences between Mexican GAAP and U.S. GAAP, see Note 17 to our financial statements included in the 2004 Form 20-F.

  (7) Consists of interests held by minority stockholders in our subsidiary that manufactures plastic bags and certain of our subsidiaries that own shopping centers.

  (8) Capital expenditures for all periods include amounts contributed by us to the Costco de Mexico Group joint venture but exclude amounts contributed to the joint venture by Costco.

  (9) Total debt/capitalization is determined by dividing the sum of short term debt and long term debt by stockholders’ equity.

  (10) Working capital is current assets minus current liabilities.

  (11) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes amortization of debt issuance costs) and the estimated portion (10.0%) of lease expense deemed by management to represent the interest component of lease expense.

  (12) Except as otherwise indicated, store information relates to all of our stores, including those operated through the Costco de Mexico Group joint venture (calculated on the basis of 100% of the amounts attributable to the Costco membership warehouses). The information does not include our restaurants.

  (13) Food sales include sales of basic groceries and perishables. Non-food sales include sales of general merchandise and clothing. In each case, this information is presented as a percentage of net sales of our stores. For this purpose, sales include only the net sales from the Costco de Mexico Group joint venture that are included in our operating results.

  (14) In computing sales per retail square foot for a period, we divide total store sales for the full period by the aggregate retail square footage at the end of such period. Accordingly, stores that are opened for less than the full period have the effect of decreasing store sales per retail square foot, and stores that are closed prior to the end of the full period have the opposite effect. Similarly, in computing average annual sales per store, we divide total store sales for the full period by the number of stores at the end of the period, and in computing sales per operating employee, we divide total store sales for the full period by the number of operating employees at the end of the period.

  (15) Takes into account all employees at our stores, including Costco membership warehouses and distribution centers but excludes administrative employees and restaurant employees.

  (16) See "Item 5.-Operating and Financial Review and Prospects" in the 2004 Form 20-F for the calculation of same store sales.

  (17) Includes conversions of stores from one format to another format.

  (18) Retail square footage means the square footage of space in our stores from the cash registers (including accompanying displays) to the back of our stores (excluding any warehouse space). Space for cashiers constituted approximately 8.5% of the total selling area of our stores at December 31, 2004.

  (19) Takes into account all employees at our stores, including Costco membership warehouses, restaurants and distribution centers as well as our administrative employees.
  Risk Factors

  An investment in the new notes involves risk. You should consider carefully the following factors, as well as all other information in this prospectus, before deciding to participate in the exchange offer.

  Risk Factors Related to Our Business

  We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business

  The retail industry in Mexico is characterized by intense competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We face strong competition from other national and international operators of supermarket and retail stores, including Walmex, Soriana, Chedraui (which recently acquired 29 Carrefour stores), Gigante and other U.S. and international retailers. The Costco membership warehouses also face competition from Sam’s Club, a self-service warehouse club owned by Walmex. Additional U.S. and international retailers may enter the market in Mexico in the future either through joint ventures or directly. One of our competitors, Walmex, is affiliated with a large multinational retailer with significant financial resources. We also compete with numerous local and regional supermarket and self-service store chains, as well as small, family-owned neighborhood stores and street markets, in each region in which we do business. In addition, several of our stores, which are located in the same shopping areas, compete with each other. The restaurant business in Mexico is also highly competitive. Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and prepared food establishments and street markets. We face strong competition from various U.S. fast-food restaurant chains, including McDonalds, Burger King, Kentucky Fried Chicken, Dominos Pizza and Pizza Hut. There can be no assurance that our performance will not be adversely affected by increased competition, whether resulting from the competitors described above or others. See "Item 4.-Information on the Company-Business Overview-Competition" in the 2004 Form 20-F.

  Other leading Mexican retailers, including Walmex and Soriana, are better capitalized than we are and have greater market share than we have as measured by net sales in 2004. Walmex has a pricing strategy of "Every Day Low Prices," which in recent years has increased the pressure on our operating margins and compelled us to lower the prices of certain of our products. Walmex announced an aggressive expansion plan which involves opening an additional 70 stores across Mexico in 2005. As of September 30, 2005, Walmart opened 39 new units. Other competitors have also announced expansion and modernization plans. These actions by our competitors are likely to cause us to respond by adopting more aggressive pricing policies at affected store locations and by implementing our growth strategy more rapidly. As Walmex and other retailers currently in the market in Mexico expand their operations, and as other U.S. and international retailers enter the market in Mexico, competition will continue to intensify and may adversely impact our performance.

  Our Growth Strategy Is Dependent Upon the Continued Improvement of the Mexican Economy and Generating Positive Cash Flow

  A major component of our future growth is expected to come from adding new stores (including Costco membership warehouses) and restaurants and remodeling our existing stores and restaurants. Our ability to carry out our expansion and remodeling plans and our returns on our investment in expansion and remodeling are dependent to a significant extent on the continued improvement of Mexico’s economic performance and our ability to generate positive cash flow given the Mexican economy. The Mexican economy has suffered severe downturns in the past and may do so in the future. See "-Risk Factors Related to Mexico-Mexico Has Experienced Adverse Economic Conditions." There can be no assurance that we will be able to open or remodel the number of stores (including Costco membership warehouses) and restaurants currently intended, whether because of economic conditions, availability of funds to make capital expenditures, availability of suitable and affordable sites, the ability to attract and retain certain qualified employees or otherwise. See "Item 4-Information on the Company-Business Overview" and "Item 5.-Operating and Financial Review and Prospects" in the 2004 Form 20-F.

  Implementation of Our Expansion Program Presents Additional Risks

  The growth in our net sales and net income depends to a substantial degree on our expansion program. Successful execution of our expansion program is dependent upon a number of factors, including our hiring and training of qualified personnel, the level of existing and future competition in areas where new stores are to be located, the availability of additional capital, our ability to locate new store and restaurant sites on acceptable terms, our ability to execute our retail concepts successfully in new markets and favorable financial market and macroeconomic conditions in Mexico. We plan to open new stores and restaurants both in areas in which we already operate and in new areas in Mexico. We cannot assure you that our new store and restaurant openings will not result in diversion of sales from our existing operations, and we may be unable to locate sufficient properties to support our expansion plans. Zoning restrictions, permit requirements and other regulations restricting the construction of buildings of the type in which we operate our various formats may also affect our ability to open new stores and restaurants.

  If we are unable to open new stores and restaurants, our financial performance could be adversely affected. In addition, if consumers in the markets into which we expand are not receptive to our retail concepts, our financial performance could be adversely affected.

  Our Joint Venture With Costco Is Jointly Controlled and Is Subject to Termination in Certain Circumstances

  The Costco de Mexico Group joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between us, Costco and the Costco de Mexico Group joint venture. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including some revisions to the joint venture business plan, entering into significant contracts, incurring significant indebtedness not provided for in the business plan, the removal of any management personnel, the election of officers and certain transfers of ownership interests in the joint venture. Furthermore, some significant decisions also require the approval of both members of an executive committee, which consists of our chief executive officer and the chief executive officer of Costco. Accordingly, although we expect Costco membership warehouses to be an important part of our future growth, we do not have sole control over the growth and operation of the Costco membership warehouse format. In addition, the Costco de Mexico Group joint venture is subject to termination under some circumstances. See "Item 4.-Information on the Company-Business Overview-Retail Store Formats-Membership Warehouse Stores" in the 2004 Form 20-F.

  Our Operations Are Highly Concentrated in the Mexico City Metropolitan Area and in the Central Region

  Although we operate nationwide, our principal properties and operations are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central Region. At September 30, 2005, our stores located in those areas accounted for approximately 72.4% of our total retail square feet and 80.7% of our net sales for the nine months ended September 30, 2005. Our restaurants located in those areas accounted for approximately 85.0% of our net sales from restaurant sales for the nine months ended September 30, 2005. Although we own stores and restaurants, and expect to develop or acquire additional stores and restaurants, outside of the Mexico City metropolitan area and the Central Region, we expect to continue to depend to a very large extent on economic conditions in those areas. Therefore, an economic downturn in those areas could have an adverse effect on our business, financial condition and results of operations. In addition, in the Mexico City metropolitan area, there is very limited availability of sites to acquire or lease for additional stores. As competition intensifies, it will become increasingly difficult to locate sufficient sites to support our expansion plans. If we are unable to locate sufficient sites, we will be unable to implement our expansion plans and our financial performance could be adversely affected.

  Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid

  In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. We now operate these stores under the Mega format. The purchase price for this acquisition consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25.0 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no right to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Item 4.-Information on the Company-Business Overview-New Initiatives-Acquisition of Auchan’s Mexican Operations" in the 2004 Form 20-F.

  Our Markets Are Undergoing Rapid Consolidation

  Over the last several years, the retail sector in Mexico has been undergoing consolidation as large retail chains have gained market share at the expense of small, independently owned and operated stores. Walmex announced an aggressive expansion plan which involves opening an additional 70 stores across Mexico in 2005. We believe that further consolidation will likely occur as competition intensifies and economies of scale become increasingly important. Future consolidation may occur rapidly and materially alter the current competitive situation in Mexico. Walmex and Soriana are larger and better capitalized than we are and as a result are likely to be better positioned than we are to take advantage of strategic acquisition and consolidation opportunities. There can be no assurance that any further market consolidation will not be detrimental to our market position or will not materially and adversely affect our business, financial condition and results of operations.

  Risk Factors Related to Mexico

  Economic and Political Developments in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition And Results Of Operations

  CCM is a Mexican corporation and all of its operations and assets are located in Mexico. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.

  The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

  Mexico’s President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing sluggishness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In elections in 2003 and 2004, the political party of President Fox, the Partido Acción Nacional, or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox’s ability to implement his economic reforms.

  Presidential and federal congress elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

  National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, recent impeachment proceedings regarding the presidential candidacy of Andres Manuel Lopez Obrador, the mayor of Mexico City, which have now been terminated, has led to political unrest. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

  Mexico Has Experienced Adverse Economic Conditions

  Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico’s gross domestic product, or GDP, decreased 0.3% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.9% in 2002, 1.3% in 2003, 4.4% in 2004 and 3.3% for the nine month period ended September 30, 2005. According to Mexican government estimates in 2006, GDP in Mexico is expected to grow by 4.0% while inflation is expected to be less than 3.0%. We cannot assure you that these estimates will prove to be accurate.

  If the Mexican economy should fall into a recession, our business, financial condition and results of operations may be adversely affected.

  Developments in Other Emerging Market Countries or in the United States May Affect Us and the Prices for our Debt Securities

  The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our debt securities, or in our business.

  In particular, Argentina’s continued insolvency and default on its public debt could adversely affect Mexico, the market value of our debt securities or our business. Although a majority of the foreign holders of Argentina’s indebtedness have agreed to exchange their securities in connection with Argentina’s restructuring, holders of a substantial amount of the country’s indebtedness have refused such exchange. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis may also adversely affect Mexico, the price of our securities or our business.

  In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Venezuela has experienced increasing social instability and massive public demonstrations against President Chavez. We cannot predict what effect, if any, the decisions of the Venezuelan government will have on the economies of other emerging market countries, including Mexico, the price of our debt securities or our business.

  Our operations, including demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. The U.S. Federal Reserve Bank implemented "measured" increases in interest rates in 2005 and may continue to do so. As interest rates rise, the prices of our debt securities may fall.

  Military Operations in Iraq and Elsewhere Have Negatively Affected Industry and Economic Conditions Globally, and These Conditions Have Had, and May Continue to Have, a Negative Effect on Our Business

  Military operations in Iraq have depressed economic activity in the United States and globally, including the Mexican economy. Since the invasion, there have been terrorist attacks abroad, like the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the U.S. military operations in Iraq have contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the United States decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

  Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit Our Ability to Convert Pesos into U.S. Dollars or into Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations

  A substantial portion of our indebtedness is U.S. Dollar-denominated. In addition, some of our costs, principally the costs of products from international suppliers, are U.S. Dollar and other foreign currency denominated. However, all of our revenues are Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar and other foreign currencies could cause us to incur foreign exchange losses, which would adversely affect our financial condition and reduce our net income.

  Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may adversely affect our ability to transfer or convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on our indebtedness and may adversely affect our ability to transfer or convert Pesos into U.S. Dollars and other currencies to obtain imported goods. The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government has not restricted for more than ten years the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

  High Inflation Rates in Mexico May Adversely Affect Our Results of Operations and Financial Condition

  Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the NCPI, was 4.4% in 2001, 5.7% for 2002, 4.0% for 2003, 5.2% for 2004 and 1.7% for the nine month period ended September 30, 2005. Mexico’s current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business, financial condition and results of operations in the following ways:

    inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our products and services; and
    to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms.

  High Interest Rates in Mexico Could Increase Our Financing Costs

  Mexico historically has had, and may continue to have, high interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.1% for 2002, 6.2% for 2003, 6.8% for 2004 and 9.2% for the nine month periods ended September 30, 2005. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flows.

  Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures

  Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, to enter into new or complementary businesses or joint ventures and to complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or to enter into significant joint ventures. The Mexican Antitrust Commission may not approve any proposed future acquisition or joint venture that we may pursue.

  At the end of 2003, three of the main retail companies in Mexico, CCM, Gigante and Soriana, formed Sinergia de Autoservicios, S. de R.L. de C.V., or Sinergia, a limited liability company created to improve procurement for the three companies by combining their purchasing power. After an extensive process, the Mexican Antitrust Commission granted approval for the formation and operation of Sinergia but imposed certain conditions to prevent monopolistic practices. Among these conditions, Sinergia is subject to certain ongoing reporting obligations to the Mexican Antitrust Commission regarding its internal systems and procedures. Sinergia also is required to disclose to the Mexican Antitrust Commission on an ongoing basis the economic benefits being obtained by its members. There can be no assurance that there will not be any further challenge to Sinergia on antitrust grounds or otherwise. Without the benefits of Sinergia, our cost of sales may increase. These higher costs could have an adverse effect on our results of operations.

  Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

  A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, our financial statements are prepared in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures adapted in other countries in a number of respects. For example, most Mexican companies, including our company, must incorporate the effects of inflation directly in accounting records and in their published financial statements. Thus, financial statements and reported earnings of Mexican companies may differ from those of companies in other countries with the same financial performance. Note 17 to our financial statements included in the 2004 Form 20-F provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

  Risk Factors Related to Our Principal Shareholders

  Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders

  As of September 30, 2005, approximately 74.4% of our outstanding B Shares are beneficially owned, directly or indirectly, by a trust, the beneficiaries of whom are primarily members of the González family. The B shares are the only class of our capital stock that is entitled to elect our board of directors. As our controlling shareholder, this trust controls our business through its power to elect a majority of our board of directors and to determine the outcome of almost all actions that require shareholder approval. For example, the trust has the ability to cause us to declare dividends. The trust was established by five corporations and the beneficiaries of the trust are members of the González family. For a description of this trust, see "Item 7.-Major Shareholders and Related Party Transactions-Major Shareholders" in the 2004 Form 20-F. In addition to their indirect ownership interest in our company, Mr. Guillermo González Nova, Mr. Jaime González Nova, Mr. Carlos González Zabalegui, Ms. Elena González Guerra, and Mr. Pablo González Guerra, who are members of the González family, are directors. Mr. Guillermo González Nova also serves as our Chairman of the Board, Mr. Jaime González Nova serves as our Vice-Chairman and Mr. Carlos González Zabalegui serves as our Vice-Chairman and Chief Executive Officer. See "Item 7.-Major Shareholders and Related Party Transactions-Major Shareholders" in the 2004 Form 20-F.

  Risk Factors Related to the Notes and the Exchange Offer

  We Have and Will Continue to Have Significant Indebtedness and May Incur Additional Indebtedness in the Future

  We now have a significant amount of indebtedness outstanding. Our current UDI-denominated indebtedness and any UDI-denominated indebtedness we may incur in the future will increase as the NCPI increases. In addition, the indenture governing the notes does not limit the ability of our parent company, CCM, to incur additional indebtedness. We may incur indebtedness in connection with our business, including borrowings to fund investments and acquisitions. These additional borrowings could adversely affect our financial position and results of operations. The indenture governing the notes limits, but does not prohibit, the ability of our subsidiaries to incur indebtedness. To the extent our subsidiaries incur indebtedness, whether on a secured or an unsecured basis, that indebtedness will effectively rank senior to the notes. The degree to which we are leveraged may impair our ability to internally fund or to obtain financing in the future for repayment of the notes, working capital, capital expenditures, acquisitions or other general corporate purposes and may limit our flexibility in planning for or reacting to changes in market conditions and industry trends. As a result, we may be more vulnerable in the event of a further substantial downturn in general economic conditions in Mexico.

  Our ability and the ability of our subsidiaries to pledge assets of our subsidiaries is subject only to the limited restrictions contained in the indenture. To the extent we pledge shares of capital stock or other assets to secure indebtedness, the indebtedness so secured will effectively rank senior to the notes to the extent of the value of the shares or other assets pledged. See "Description of the New Notes."

  The indenture does not restrict the ability of CCM to lend its funds to, or otherwise invest in, its subsidiaries. If CCM were to lend funds to, or otherwise invest in, its subsidiaries, creditors of these subsidiaries could have a claim on such subsidiaries’ assets that would be senior to the claims of CCM. See "-Creditors of Our Subsidiaries Will Have Priority over the Holders of the Notes in Claims to Assets of Those Subsidiaries."

  Creditors of Our Subsidiaries Will Have Priority over the Holders of the Notes in Claims to Assets of Those Subsidiaries

  The notes will be our obligations. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the notes in claims to assets of our subsidiaries. At September 30, 2005, our subsidiaries had no outstanding indebtedness.

  In addition, our ability to meet our financial obligations, including obligations under the notes, will depend in significant part on our receipt of cash dividends, advances and other payments from our subsidiaries. In general, Mexican corporations may pay dividends only out of net income, which is approved by shareholders. The shareholders must then also approve the actual dividend payment after we establish mandatory legal reserves (5% of net income annually up to at least an amount equal to 20% of the paid-in capital) and satisfy losses for prior fiscal years. The ability of our subsidiaries to pay such dividends or make such distributions will be subject to applicable laws and, under some circumstances, restrictions contained in agreements or debt instruments to which we, or any of our subsidiaries, are parties. In addition, Costco owns a 50% interest in the Costco de Mexico Group joint venture. Accordingly, we must share with Costco any dividends paid by this business.

  Judgments of Mexican Courts Enforcing Our Obligations in Respect of the Notes Would Be Paid Only in Pesos

  Under the Ley Monetaria, or the Mexican Monetary Law, in the event that any proceedings are brought in Mexico seeking performance of our obligations under the notes, pursuant to a judgment or on the basis of an original action, we may discharge our obligations denominated in U.S. Dollars by paying Mexican Pesos converted at the rate of exchange prevailing on the date payment is made. This rate is currently determined by Banco de México, or the Mexican Central Bank, every business day in Mexico and published the next business day in the Diario Oficial de la Federación, or the Official Gazette of the Federation of Mexico, for application the following business day. As a result, if the notes are paid by us in Pesos to holders of the notes, the amount received by holders may not be sufficient to cover the amount of U.S. Dollars that we are obligated to pay under the indenture. Under Mexican law, the holders would be able to bring a separate proceeding for indemnification by us of the amount of any losses incurred by the holders in connection with this currency exchange. However, our obligation to indemnify against these currency exchange losses may be unenforceable under Mexican law.

  Our Obligations Under the Notes Would Be Converted in the Event of Bankruptcy

  Under Mexico’s Ley de Concursos Mercantiles, or the Law on Mercantile Reorganization, if we were declared bankrupt or become subject to a concurso mercantil (a Mexican reorganization proceeding), our obligations under the notes:

    would be converted into Pesos and then from Pesos into UDIs, without taking into account any depreciation of the Peso against the U.S. Dollar occurring after such declaration;
    would be satisfied at the time claims of all our creditors are satisfied;
    would be subject to the outcome of, and priorities recognized in, the relevant proceedings; and
    would cease to accrue interest.

  Furthermore, if the notes are issued at a discount, under the Law on Mercantile Reorganization, you may not have a claim against us for any original issue discount amount.

  We May Not Have Sufficient Funds to Meet Our Obligations Under the Indenture to Repurchase the Notes Upon a Change of Control

  Upon the occurrence of a change of control, we will be required to offer to repurchase each holder’s notes at a price of 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. We may not have the financial resources necessary to meet our obligations in respect of our indebtedness, including the required repurchase of notes, following a change of control. If an offer to repurchase the notes is required to be made and we do not have available sufficient funds to repurchase the notes, an event of default would occur under the indenture. The occurrence of an event of default may result in acceleration of the maturity of the notes and may result in the acceleration of our other indebtedness. See "Description of the New Notes."

  It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

  We are organized under the laws of Mexico. All of our directors, executive officers and controlling persons reside outside of the United States, substantially all of the assets of our directors, executive officers and controlling persons are located outside the United States, all of our assets are located outside of the United States and some of the experts named in this prospectus also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Limitation of Liability."

  There May Not Be a Liquid Trading Market for the New Notes, Which Could Limit Your Ability to Sell Your New Notes in the Future

  The new notes are being offered to the holders of the old notes. The new notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no public market, and the new notes may not be widely distributed. Accordingly, an active trading market for the new notes may not develop. If a market for any of the new notes does develop, the price of such new notes may fluctuate and liquidity may be limited. If a market for any of the new notes does not develop, purchasers may be unable to resell such new notes for an extended period of time, if at all.

  Your Failure to Tender Old Notes in the Exchange Offer May Affect Their Marketability

  If old notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted old notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your old notes in the future. We issued the old notes in a private placement exempt from the registration requirements of the Securities Act.

  Accordingly, you may not offer, sell or otherwise transfer your old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your old notes for new notes in the exchange offer, or if you do not properly tender your old notes in the exchange offer, your old notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the old notes under the Securities Act.

  BUSINESS

  We operate one of the largest retail companies in Mexico as well as a chain of family-style restaurants under the name Restaurantes California. Our retail operations include a 50% interest in a joint venture with Costco Wholesale Corporation, or Costco, which we refer to as the Costco de Mexico Group joint venture. The Costco de Mexico Group joint venture operates a chain of warehouse clubs in Mexico.

  We carry out our business through five retailing store formats and one chain of family-style restaurants. These formats and restaurants are divided into three segments:

    the CM Group, which comprises our core business and includes our Comercial Mexicana and Bodega supermarkets and Mega hypermarkets;
    the Costco de Mexico Group, which consists of our 50% interest in the joint venture with Costco; and
    the Other Group, which includes our Sumesa stores and Restaurantes California.

  Our stores sell a wide variety of food items, including basic groceries and perishables, as well as non-food items, including general merchandise and clothing. Food items represented 68.9% of our net sales from our stores in 2004. At September 30, 2005, we had 185 stores operating under our five retailing store formats, with a total selling area of approximately 13.9 million square feet. Our stores are concentrated primarily in the Mexico City metropolitan area and in the central Mexico region, including Guadalajara, or the Central Region.

  Historically, the Mexican retail sector has been fragmented, with consumers served by a number of formats, including traditional formats like independent grocery stores and food specialists, modern formats like supermarkets, department stores and hypermarkets, as well as informal outlets like street vendors and markets. Hypermarkets are large stores that include features of both supermarkets and department stores. In recent years, the Mexican retail sector has experienced consolidation and the entry of large international retailers like Wal-Mart Stores Inc., which controls Walmex. We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets toward larger, standardized supermarket and hypermarket chains. These chains offer consumers superior value through greater merchandise selection, convenience and better prices through the chains’ greater purchasing power. Additionally, we believe that the recovery of consumers’ purchasing power in Mexico and favorable demographics, which is expected to lead to increased numbers of consumers, should benefit the retail sector in the short and long terms. We believe our business strategy is designed to capitalize on this trend toward larger supermarket and hypermarket chains.

  Our chain of family-style restaurants serves a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. Our restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00, or approximately U.S.$7.61 as of September 30, 2005. At September 30, 2005, we had 60 restaurants located in 18 cities in Mexico, concentrated primarily in the Mexico City metropolitan area.

  Our Business Strategy

  The key elements of our business strategy include the following:
      Controlled growth. Our growth strategy has two principal components:
      continued improvements in same store sales growth through enhanced merchandising techniques, attractive promotions, remodeling of our stores and expansion of selling area; and
      new store openings in areas where we already have a significant presence and in areas with high potential but that are currently underserved by modern retail formats.

  Although there are many external market variables that affect the performance of same store sales, we believe our new store formats and low prices will help reduce the impact of factors that are beyond our control. Despite increased competition in certain areas, we believe the Mexican market continues to be underserved, leaving significant room for additional store growth. During 2004, we dedicated a great deal of time and resources in identifying attractive locations for new stores, the benefits of which should begin to be reflected in 2005 as our expansion plan for 2005 includes the opening of 16 new stores as well as the remodeling of ten stores across Mexico. As of September 30, 2005, we have opened 12 new stores and have remodeled ten stores across Mexico. This represents our most aggressive expansion plan since 2000. We expect to derive the required funds primarily from internally generated cash flow. Through this expansion plan, we intend to reinforce our presence in the Mexico City metropolitan area and in the Central Region, capitalizing on our existing presence and strong reputation in those markets. We also intend to expand our operations in other regions.
      Continue with our everyday low price strategy instead of frequent promotions. We adopted a low pricing strategy in 2002 with the principal objective of attracting a more loyal customer base. We believe that our historical strategy of offering promotions and deep discounts from time to time was effective in the historical Mexican macroeconomic environment, which was characterized by high inflation. As the Mexican economy became more stable, consumers became more aware of price differences and started comparing them among different retailers. The introduction by Walmex, our principal competitor, of the "Every Day Low Prices" concept was also well received by consumers. We believe that we have been successful in communicating our competitive prices to our customers, thus increasing customer loyalty as well as our customer base in general.
      Focus on operating margins. We seek to improve our operating margins by:
      streamlining our distribution channels through the use of our new distribution center that services our Comercial Mexicana, Mega, Bodega and Sumesa store formats; and
      continuing to grow our Mega store format, which has higher margins than our other businesses.

  Because many of our suppliers offer generic product brand names, we are able to negotiate better terms and conditions with these suppliers than those that we would be able to obtain from suppliers that, due to their popularity and the high demand for their brand of products, have stronger negotiating power. By leveraging our market presence and establishing relationships with new product suppliers, we intend to maintain our low pricing strategy while trying to improve our operating margins. Our distribution centers that service the Comercial Mexicana, Mega, Bodega and Sumesa store formats allow us to negotiate better prices with our suppliers, shorten the distance over which our goods are shipped and achieve efficiency gains in our inventory management and turnover. Of the 15 new stores we intend to open during 2005, six are Mega formats. As of September 30, 2005, we have opened 12 new stores, of which four are Mega formats.
      Focus on differentiation. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We believe that competition based solely on low pricing will ultimately result in decreased margins and low customer loyalty. We intend to attract and retain customers by providing a more enjoyable shopping environment and improving their overall shopping experience through the use of new, modern and exclusive product offerings, innovative promotions and improved marketing techniques. For example, in the summer of 2004, we launched "Beatles week," which attracted customers through several promotions involving Beatles’ music and merchandise. In April 2004, we launched "French week," which consisted of several promotions involving cheese, wine and other French products. Sales in our stores also typically increase during the "Julio Regalado" special promotion occurring each July and during the Christmas season. We have also been a market leader in introducing convenient new services for our customers, like providing them with facilities for the convenient payment of third party services and local taxes. We believe that these marketing strategies have been successful. We expect to continue launching new and innovative promotions to continue to attract customers. Additionally, we try to differentiate ourselves in our product offerings as we offer unique products that are unlikely to be found in our competitors’ selling floor. We believe that we are recognized as a high quality supplier of perishables and will continue to focus on delivering high quality perishable products.
      Increase efficiency. We intend to increase productivity and customer service through investments in information technology and the increased utilization of our new distribution center which opened in August 2003. In recent years, we have made significant investments in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems, a unit inventory control system, data warehouse category management, fiber optic communications networks and electronic communication systems to submit purchase orders to suppliers. We believe that continued upgrading of our systems will allow us to further increase efficiency, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store. We continue to increase the utilization of our distribution centers which has increased our storage capacity and has improved our ability to supply our stores with a more efficient product mix by utilizing a centralized location for distribution. The Costco de Mexico Group joint venture is currently being serviced by a distribution center that is located in the Mexico City metropolitan area.
      Merchandising and market segmentation. Our merchandising and market segmentation strategy emphasizes competition on the basis of price, selection of merchandise, quality of merchandise (in particular perishables) and service. We target specific consumer segments, preferences and demographics by using distinct retail formats, which differ in store size, service level and product range. As Mexican consumer preferences have shifted toward large supermarkets and hypermarkets, we have sought to meet this demand by growing our Mega format. Net sales of the Mega format accounted for approximately 28.8% of our net sales in 2004 and 30.1% of our net sales for the nine month periods ended September 30, 2005.
      Location. In opening new stores, we select the type of retail store and offer the merchandise and service mix that we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by analyzing a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. We believe that this analysis allows our new stores to provide better services to our customers and improves our stores’ success rate. From January 1, 2003 through September 30, 2005 we purchased approximately 4.0 million square feet of unimproved land, increasing our land reserve to 7.4 million square feet. We intend to continue to explore the possibility of additional strategic land acquisitions in desirable locations. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture.

  Operations

  At September 30, 2005, we had 185 stores operating under five retailing formats with a total selling area of approximately 13.9 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central Region. Our stores located in those areas accounted for approximately 72.4% of our total retail floor space at September 30, 2005. At September 30, 2005, we had 60 Restaurantes California located in 18 cities in Mexico, 31 of which were located in the Mexico City metropolitan area.

  The percentage breakdown of our total selling area and number of stores by geographic region at September 30, 2005, is set forth in the following table:

	At September 30, 2005
	Percentage of Total Selling Area	Number of Stores
Mexico City metropolitan area	38.2%	83
Central region	34.2	59
Northwest region	13.5	20
Northeast region	2.5	3
Southeast region	7.6	12
Southwest region	4.0	8
Total	100.0%	185

  The number of restaurants by geographic region at September 30, 2005 is set forth in the following table:
At September 30, 2005
Number of Restaurants
Mexico City metropolitan area	32
Central region	19
Northwest region	2
Northeast region	0
Southeast region	5
Southwest region	2
Total	60

  The percentage breakdown of the contribution of our store formats (including the Costco membership warehouses) and our restaurants to total sales is set forth below for each of the three years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2005.
	Year Ended December 31,			Nine Months Ended
	2002	2003	2004	September 30, 2005
Comercial Mexicana	40.0%	36.3%	32.9%	31.7%
Bodega	14.9	14.4	13.7	13.4
Mega	22.6	26.3	28.8	30.1
Sumesa	2.3	2.3	2.5	2.8
Costco	18.5	18.9	20.1	20.1
Restaurantes California	1.5	1.6	1.6	1.7
Miscellaneous Income	0.2	0.2	0.3	0.2
Total	100.0%	100.0%	100.0%	100.0%

  Except for Sumesas, which offer primarily food items, stores operated by us offer a combination of food and non-food items. Management classifies our store sales into four main product lines. The percentage contribution to total sales of each of these product lines is set forth below for each of the three years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2005.
	Year Ended December 31,			Nine Months Ended
	2002	2003	2004	September 30, 2005
Perishables	26.1%	25.6%	27.7%	27.1%
Groceries	38.8	40.7	41.2	40.6
General Merchandise	24.7	24.1	21.9	24.1
Clothing	10.4	9.5	9.2	8.2
Total	100.0%	100.0%	100.0%	100.0%

  Our management believes that in recent years Mexican consumers have increasingly preferred stores that offer a combination of the wide variety of food items carried by conventional supermarkets as well as a variety of non-food items, like general merchandise, clothing, household items and home improvement products. In response to this change in consumer preferences, our newer stores offer expanded perishable departments, prepared foods, tortilla presses and bakery goods as well as wider selections of health, beauty and pharmaceutical products.

  Retail Store Formats

  We carry out our business through five retail store formats: Comercial Mexicana, Bodega, Mega, Sumesa and Costco membership warehouses (through the Costco de Mexico Group joint venture). Through these formats, we are able to target nearly all the population segments in the Mexico City metropolitan area and the other are as which we serve.

  In opening new stores, we select the retail store format that offers the merchandise and service mix we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by referring to a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture.

  We believe in changing the retailing format of our retail stores when appropriate, based on changing demographics and competitive characteristics of the location surrounding an established store. For example, from 2001 to 2004, seven Comercial Mexicana stores were converted into Megas, five Comercial Mexicana stores were converted into Bodegas and one Bodega was converted into a Comercial Mexicana store. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesas into other formats. As of September 30, 2005, we converted two Comercial Mexicana stores into Mega formats. The conversion costs typically ranged from U.S.$2.1 million to U.S.$5.0 million per store, averaging approximately U.S.$3.1 million per store.

  While we currently expect to continue using our five retailing formats, we may experiment with additional formats in the future.

  Combination Supermarket/General Merchandise Stores

  Comercial Mexicana. At September 30, 2005, we operated 60 Comercial Mexicana stores, including 18 in the Mexico City metropolitan area, 25 in the Central Region (including Guadalajara), 10 in the northwest region (including Tijuana), two in the southeast region and five in the southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

  Comercial Mexicana stores carry an extensive line of food items and non-food items. Food items include meats, poultry, fish, fresh fruits and vegetables, dairy products, baked goods, frozen goods, canned goods, prepared foods, delicatessen, wines and liquors and imported foods. Non-food items include men’s, women’s and children’s clothing and shoes, paper products, office supplies, books and magazines, health and beauty products, garden supplies, automotive supplies, photographic supplies, electric appliances, sporting goods, toys and gifts and numerous household items. All Comercial Mexicana stores have one or more specialty departments, like a bakery or tortilla press. All Comercial Mexicana stores have pharmacies offering prescription and non-prescription medications. A typical Comercial Mexicana store offers more than 55,000 products.

  Most Comercial Mexicana stores are located in neighborhood shopping centers. Comercial Mexicana stores require large parking lots and access to roads to allow customers to drive to the stores.

  Comercial Mexicana stores offer, at competitive prices, locally and nationally advertised and distributed brands of merchandise, together with some food items, general merchandise and clothing product lines that are sold under our own private label names. Comercial Mexicana stores incorporate merchandising techniques, like bright lighting, wider-than-usual aisles and store layouts, that are designed to encourage greater spending per customer. All Comercial Mexicana stores are identified by an easily recognizable pelican logo.

  A Comercial Mexicana store remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators, as well as the replacement of fixtures, painting and necessary repairs and changes in store layout that are intended to make the stores more attractive to customers. At the same time, we upgrade the information technology in our Comercial Mexicana stores to improve operating efficiencies and to allow the introduction of new services. We remodeled three Comercial Mexicana stores in 2002, six in 2003, five in 2004 and four in the nine month periods ended September 30, 2005.

  Comercial Mexicana stores generally range in size from approximately 43,000 to 100,000 square feet of selling area, with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 9,923 individuals at September 30, 2005.

  Comercial Mexicana stores have experienced a decline in the number of customers in the last three years. We believe this is mainly a result of our conversion of 13 Comercial Mexicana stores into Bodegas or Megas since 2002, thereby reducing the number of Comercial Mexicana stores available for shopping, as well as increased competition in the market. We have developed several strategies in response to these developments, including reorganization of the Comercial Mexicana employee structure, construction of a new distribution center servicing all store formats, including Comercial Mexicana, and the institution of a new pricing strategy of every day low prices instead of one-time promotions and discounts.

  Bodega. At September 30, 2005, we operated 33 Bodegas, including 25 in the Mexico City metropolitan area, six in the Central Region, one in the southeast region and one in the southwest region. Bodegas target lower-income customers.

  Bodegas are warehouse stores, which offer more than 30,000 products, mainly food items, pharmaceutical items and general merchandise of the type sold in Comercial Mexicana stores but with less selection in terms of brands and sizes of items offered.

  Bodegas have lower operating costs as a percentage of sales than Comercial Mexicana stores. Lower operating costs are obtained primarily because Bodegas use less advertising and a lower level of customer service, fewer amenities, less decoration and reduced storage costs because items are stocked on display on the sales floor. In addition, Bodegas have fewer promotions and product introductions. All Bodegas have a tortilla press, a bakery and/or other specialty departments. Because customers who patronize Bodegas generally do not have cars, Bodegas are within walking distance of residential areas or accessible by public transportation. Bodegas also are identified by the same easily recognizable pelican logo as Comercial Mexicana stores.

  Bodegas range in size from approximately 24,000 to 65,000 square feet of selling area, with an average of approximately 50,600 square feet. Bodegas employed 3,426 individuals at September 30, 2005.

  Mega. Under the Mega format, we currently operate our largest combination stores. As of September 30, 2005, we operated 45 Megas, including 18 in the Mexico City metropolitan area, 15 in the Central Region, four in the northern region and six in the southern region, one in the northeast region and one in the southwest region. The Mega format targets a broad range of economic groups.

  We introduced the Mega format in 1993 to take advantage of the perceived potential of, and as a competitive response to, the supercenter and hypermarket formats that had begun to appear in Mexico. Prices in Megas are generally lower than those in Comercial Mexicana stores, but not as low as in Bodegas. Megas offer approximately 60,000 products, which is broader than that offered in Comercial Mexicana stores. The different types of merchandise carried by Megas are separated into distinct areas or departments. Each Mega contains a bakery, a pharmacy and other complementary services operated by us, just as in Comercial Mexicana stores. In addition, Megas contain separate specialty retail facilities leased to and operated by third-party tenants, like banks, key makers, jewelry shops, shoe repair shops, photo developers and optical centers. Megas contain a wide center aisle that, in connection with the location of most perishables and groceries at the rear of the store, is intended to draw customers into the store past special advertising displays, as well as past the clothing and general merchandise areas.

  Megas generally range in size from 110,000 to 140,000 square feet selling area, with an average of approximately 120,000 square feet. Megas employed 7,353 individuals at September 30, 2005.

  In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. We now operate these stores under the Mega format. The purchase price for this acquisition consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25.0 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Risk Factors-Risk Factors Related to Our Business-Our Acquisition of Auchan is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

  Supermarkets

  Sumesa. At September 30, 2005, we had 20 Sumesas in operation. Except for four Sumesas in Cuernavaca, all Sumesas are located in the Mexico City metropolitan area. Sumesas target upper-middle to upper income customers.

  Sumesas are designed to serve their surrounding neighborhoods, which are typically densely populated. Sumesas are smaller in size than Comercial Mexicana stores and Bodegas. Developed as neighborhood stand-alone supermarkets, Sumesas emphasize sales of quality groceries and perishables and generally carry more than 8,000 products. Most Sumesas include pharmacies as well as bakeries and tortilla presses.

  We intend to remodel all of the existing Sumesas to update their appearance and, to the extent that space at existing locations permits, to include specialty departments.

  Sumesas generally range in size from approximately 7,000 to 11,800 square feet of selling area, with an average of approximately 8,600 square feet. Sumesa employed 834 individuals at September 30, 2005. We opened two Sumesas in Cuernavaca in 2004 and two new Sumesas were opened in Mexico City in 2005.

  Membership Warehouse Stores

  Costco Membership Warehouses. In June 1991, CCM and Costco formed a joint venture to develop the membership warehouse-style stores that are popular in the United States and Canada. The first Costco membership warehouse was opened in a suburb of Mexico City in February 1992. At September 30, 2005, the Costco de Mexico Group joint venture was operating 27 Costco membership warehouses, six of which were located in the Mexico City metropolitan area, nine were located in the Central Region (including one in Guadalajara), six were located in the northwest region, two were located in the northeast region, three in the southeast region and one in the southwest region.

  Costco membership warehouses are self-service warehouse clubs, which offer members low prices on volume purchases of a limited selection of branded and private label products in a wide range of merchandise categories designed to produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, combined with the operating efficiencies achieved by direct volume purchasing from manufacturers and no-frills merchandise displays, enable the Costco de Mexico Group joint venture to operate profitably albeit at lower gross margins than traditional wholesalers, retailers or supermarkets. Costco membership warehouses carry a selection of approximately 3,500 local and imported items, together with general merchandise products, offering a limited selection in each product line and are generally located in easily accessible locations. All of the Costco membership warehouses offer bakeries and a selection of high quality meats and other perishables.

  Although membership is available to the general public, typically only businesses and professionals purchase memberships due to the related costs. A primary membership, including two affiliate memberships, currently costs Ps.350.0 (approximately U.S.$31.16 as of September 30, 2005) per year and each additional affiliate membership costs Ps.100.0 (approximately U.S.$8.90 as of September 30, 2005) per year. Costco membership warehouses seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases. In 2004, 72% of our existing memberships were renewed for an additional year. Membership income in 2004 accounted for 1.6% of net sales.

  Costco membership warehouses range in size from approximately 90,000 to 120,000 square feet of selling area, with an average of 100,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flatbed carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use, or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages, and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. The standard no-frills facility design, direct manufacturer purchasing and rapid inventory turnover, combined with extensive cost controls and low mark-ups, result in substantial savings to the customer as compared to most other traditional sources of merchandise. Costco membership warehouses employed 6,937 individuals at September 30, 2005.

  The joint venture is governed by a board of directors consisting of six members, three of whom are appointed by us (including the chairman of the board of the joint venture) and three of whom are appointed by Costco. The Costco de Mexico Group joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between us, Costco and the Costco de Mexico Group joint venture. The management agreements may be terminated by either Costco or the Costco de Mexico Group joint venture at any time, and any termination initiated by the joint venture must be approved by a majority (at least four directors consisting of two representatives of each of CCM and Costco) of its board of directors. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, a unanimous vote of both members of a two-person executive committee consisting of the chief executive officers of Costco and us is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specifically reserved for the board of directors.

  The funding requirements of the joint venture are shared by Costco and us, as determined from time to time by the parties. We and Costco each contributed Ps.223.0 million in 2002, Ps.342.7 million in 2003 and Ps.431.5 million in 2004 to the Costco de Mexico Group joint venture. In 2005, we and Costco each agreed to contribute U.S.$15.0 million to the Costco de Mexico Group joint venture. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party’s interest at fair market value. The joint venture agreement contains limitations on competition in the membership warehouse format by Costco and us. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, or (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain a guarantee as required by the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the majority of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, or (vi) is insolvent or bankrupt.

  Marketing

  We seek to attract customers to our stores by emphasizing customer service; offering a wide selection of private label goods; facilitating purchases by customers through our "captive" credit card issued by Banamex, which extends and assumes all of the credit and credit risk under these cards; vouchers for payment; and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodegas and Megas, which has helped make Wednesday one of the busiest days of the week in our stores. We intended to maintain advertising expenditures in 2005 substantially in line with the amount spent in 2004, which was 1.0% of our net sales.

  We emphasize customer service by (i) offering the product and service mix that we believe customers find most appealing, (ii) maintaining clean, well-lit stores with attractive, modern decor, (iii) training employees to be courteous and helpful, (iv) changing the mix of products to include a variety of imported goods and (v) in recent years, by offering butcher’s shops, bakeries, pharmacies, tortilla presses and other specialty departments. Many stores have electric carts to enable elderly or disabled individuals to shop without assistance and shopping carts with infant seats to allow parents to shop with young children. The specialty departments, like the butcher’s shops and bakeries, offer products and individual service comparable to those offered in independent specialty stores. In addition, all stores with bar-code scanners have price verifiers located conveniently throughout the stores to allow customers to check the prices on goods. See "-Information Systems."

  In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us, including baked goods, tortillas and prepared foods. We currently offer approximately 450 private label products, principally groceries. As of September 30, 2005 we offered over 155 medicines under the "Farmacon" brand name. These medicines fully comply with the Ministry of Health Regulations. In addition, we offer private label men’s, women’s and children’s clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of total store sales were approximately 11.0% in 2002, 12.2% in 2003 and 11.4% in 2004. Our margins on private label products are similar to those on brand name products, although prices on private label products are lower to the consumer.

  Our store sales are paid in either cash, through credit cards or with vouchers. We have a captive credit card under the name "Comercial Mexicana." Our captive credit card can be used only for purchases at our stores and restaurants, including Costco membership warehouses. The Comercial Mexicana credit cards are issued by Banamex, which extends and assumes all of the credit and credit risk under these cards. In addition, we offer our customers the option to acquire certain big-ticket items on credit through an instore program known as Credicomer. This program, offered with Banco BBVA-Bancomer S.A., or BBVA-Bancomer, does not require a down payment and may be paid over a period up to 12 months. BBVA-Bancomer extends the credit and assumes all of the credit risk. We receive an amount equal to the purchase price from BBVA-Bancomer by the end of the business day on which the merchandise is purchased. We also offer customers a layaway system under which customers can purchase general merchandise by paying through installments, without interest, with delivery of the merchandise to customers upon full payment of the purchase price. We believe that our relationships and discount arrangements with credit-issuing banks are among the best in the market. The vouchers are issued by us and by certain independent companies, and are generally accepted in all of our stores. Employers distribute vouchers to their employees as a tax-advantaged part of the employee’s compensation. The vouchers issued by us are sold at a discount to third-party employers and are, in effect, prepaid sales. The vouchers issued by independent companies are honored by us and then collected and presented (usually between one and seven days) to the issuing company for payment. Our "Thirteen Month Interest-Free" promotion offers customers 13 months of interest-free credit for certain large purchases when they use participating credit cards. The cost of the program is shared between us and the supplier.

  As part of our marketing strategy, we promote our stores and the merchandising and services which they offer. Our advertising strategy and campaigns focus on communicating the image of our stores, particularly Comercial Mexicana stores, as being newer, cleaner stores, that offer superior customer service. In addition, we use advertising to publicize the merchandise carried in our stores. We use third-party advertising agencies to formulate and implement our advertising campaigns. The single largest advertising medium used by us is radio, but we also advertise on television and promotional flyers, as well as in our stores at the point of sale. We employ cooperative advertising with suppliers and suppliers participate in special programs with us, particularly in connection with new store openings. Each July, Comercial Mexicana and Mega stores run the "Julio Regalado" special promotion to increase sales for that month.

  In February 2005, we launched a new advertising campaign focusing on the experience of shopping at Commercial Mexicana stores. This campaign is running concurrently with our continuing "Low Price" marketing strategy.

  The Costco de Mexico Group joint venture does not generally use media advertising, except newspaper announcements of new Costco membership warehouse openings. When a new warehouse is opened, the Costco de Mexico Group joint venture’s marketing efforts include canvassing businesses in the area by marketing teams and direct mailings to potential members in the area.

  Distribution

  We opened a new distribution center in the Mexico City metropolitan area in August 2003. The distribution center has a storage capacity of 538,195 square feet. The distribution center allows us to negotiate better prices with suppliers, who can deliver their products in one centralized location rather than in several different locations. The Costco membership warehouses are not served by this distribution center. We distribute approximately 40% of all our products (excluding Costco membership warehouse products) from this distribution center.

  We also currently operate a 377,000 square feet distribution center in the Mexico City metropolitan area for perishable items, which we plan to replace when we open a new distribution center. The site for this new distribution center has been acquired and we expect construction to start in 2006. We currently distribute from this existing center, and intend to distribute from the new distribution center, approximately 20% of all our products (excluding Costco membership warehouse products).

  Our suppliers currently distribute 40% of all our products (excluding Costco membership warehouse products) directly to our stores.

  The Costco de Mexico Group joint venture operates a 538,000 square feet distribution center in the Mexico City metropolitan area. In the Costco de Mexico Group joint venture, approximately 75% of all the merchandise is supplied from that distribution center.

  Information Systems

  We have placed special emphasis in recent years on the development of our management information system, particularly a unitary inventory control system that allows us to track sales flow and turnover of specific product lines or items. The unitary inventory control system has been installed in all Comercial Mexicanas, Bodegas, Sumesas and Megas. As a part of this system, these stores are linked through a common computer network that facilitates the flow of information through communications among the stores and to our management. This system provides us with information that enables us to (i) optimize inventory levels by identifying products with low sales volumes and by maintaining perpetual inventory booking, (ii) minimize shrinkage, (iii) reduce the frequency of out-of-stock products, (iv) allow our buyers to negotiate more effectively with suppliers and (v) otherwise improve operating efficiency. This system is currently being used with substantially all of the suppliers that supply our stores. Related projects have focused on introducing advanced computer technology to the stores particularly at the point of sale, and have included the installation of improved cash registers with bar-code scanner systems and electronic scales, state-of-the-art credit card and debit card approval systems to track sales and reduce the check-out time for customers, and, in the stores, state-of-the-art point of sale computers which provide the customers additional information regarding the items being purchased and the relevant promotions and savings, as well as equipping stores with portable scanners to expedite the process of checking shipments from suppliers and to aid in price audits and taking inventory. Costco membership warehouses are linked, and transmit similar information, by satellite to Costco in San Diego, California and Seattle, Washington. This linkage and transmission, in turn, provide us with information on the operations of Costco membership warehouses.

  Capital expenditures for our information systems were Ps.16.9 million in 2002, Ps.67.5 million in 2003, Ps.67.7 million in 2004 and Ps.52.2 millon for the nine month period ended September 30, 2005.

  New Initiatives

  Lower Pricing Strategy. Historically, we based our pricing strategy cyclical promotions and discounts offered from time-to-time. This strategy proved successful in a market with high inflation rates. As prices changed often, consumers did not have the opportunity to compare prices among different retailers.

  As the result of the decrease in inflation we have moved away from this strategy toward a strategy of offering consistently low prices, retaining only the most popular promotions, including the "Julio Regalado," in order to attract customer traffic. The lower pricing strategy was implemented in August 2002.

  When we started with the "low prices" strategy in 2002, we experienced an initial 13.1% decrease in sales and decrease in number of customers and ticket amount per customer, but by 2003 the number of customers had increased by 6.0% and in 2004 the number of customers increased by 2.1%. In the nine month periods ended September 30, 2005, we have experienced an increase in sales of 4.4% and an increase in customers of 3.1%.

  Voucher Program with the Government of Mexico City. In the fourth quarter of 2004 we obtained a voucher contract from the Government of Mexico City that ranges from an aggregate of approximately Ps.1,305.0 million to Ps.1,631.0 million not including the related discounts, and serves approximately 310,000 local government employees. The Government of Mexico City uses this voucher program as a form of compensation for its employees by providing them with these vouchers to purchase merchandise. This contract is awarded annually through a competitive bid process. Our bids were successful for contracts in each of 2002, 2003 and 2004. The size of the voucher contract was Ps.1,471 million in 2002 and Ps.1,536 million in 2003. The discount to the selling price through the voucher contracts were 22.2% in 2002, 26.6% in 2003 and is 35.7% in 2004. We believe this contract is one of the factors that has contributed to the growth of our customer base. Our experience has been that voucher holders purchase additional full-price items at an average of 10% more than their voucher value. We recognize deferred revenue at the time of the issuance of the voucher. The revenue is recognized when the customer purchases merchandise using the vouchers. As of September 30, 2005, the recognized sales for of the 2004 voucher program was Ps.1,358.4 million.

  Acquisition of Auchan’s Mexican Operations. In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. These five stores have an aggregate selling area of approximately 495,139 square feet. We now operate these stores under the Mega format. The purchase price for the acquisition of the corporations consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25.0 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Risk Factors-Risk Factors Related to Our Business-Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

  Sinergia. At the end of 2004, three of the main retail companies in México, Gigante, Soriana, and us formed Sinergia, a limited liability company created to improve the purchase procurement for the three companies. Through Sinergia, CCM, Gigante and Soriana negotiate as a group with some of the large common suppliers of our businesses and the businesses of Gigante and Soriana. Currently, a small portion of our total purchases are negotiated through Sinergia. By forming a negotiating group with two other large retailers, we benefit from increased purchasing power as a whole, and corresponding lower cost of goods. See "Risk Factors-Risk Factors Related to Mexico-Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures."

  Restaurants

  At September 30, 2005, we had 60 Restaurantes California located in 18 cities in Mexico, 32 of which were located in the Mexico City metropolitan area. The average seating capacity is 220 seats per restaurant. Restaurantes California focuses on middle- to upper-income customers and tourists.

  From 2001 to 2004, we opened 19 Restaurantes California. We intend to open five new Restaurantes California and remodel two additional restaurants during 2005. As of September 30, 2005, we have opened three Restaurantes California. Our goal is to increase the number of Restaurantes California throughout Mexico.

  Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. These restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00 (approximately U.S.$7.61).

  Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar. We emphasize sales of buffet-style food, and in some stores "super buffets," which generally have higher gross margins. The buffet sales in relation to total restaurant sales were 57.0% in 2002, 56.7% in 2003 and 56.9% in 2004. Restaurantes California is competitive on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (like free buffets for children accompanied by adults and the "Birthdays Free" campaign).

  Restaurantes California have traditionally been located in commercial areas near Comercial Mexicana stores, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. Suppliers deliver all products used in the operation of Restaurantes California directly to the restaurants. Restaurantes California generally does not use media advertising. At September 30, 2005, Restaurantes California had 3,139 employees.

  Suppliers

  We purchase the products frequently carried or used by our stores and restaurants from more than 2,500 suppliers. Currently, no single supplier or group of related suppliers accounts for more than 3.9% of the total products purchased by us. We believe that the sources and availability of materials for our retail store and restaurant operations are adequate and will continue to be so for the foreseeable future.

  Certain of our suppliers prepare items for sale under our private label brand names. We expect that the source and availability of private label products will be adequate in the foreseeable future.

  We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supply were to become unavailable, alternative sources could be obtained without any material disruption to our business.

  We maintain a centralized purchasing department that specializes in perishables, groceries, clothing and other merchandise through four principal groups. One group within the purchasing department is responsible for the stores in our Comercial Mexicana, Mega, Bodega and Sumesa formats. A second group is responsible for purchasing the products required by Restaurantes California. We also have two separate groups of buyers responsible for determining and purchasing the items carried in the Costco membership warehouses. One Costco de Mexico Group joint venture purchasing team is located in Mexico and is responsible for purchasing domestic products. The other Costco de Mexico Group joint venture purchasing team is located in San Diego, California, operating with the support of Costco and is responsible for purchasing products manufactured outside Mexico. The separate groups of buyers allow each group to focus on the needs of the target customers for the stores or restaurants serviced by that group of buyers. These purchasing groups coordinate with one another, sharing information on suppliers and the terms and conditions on products offered by suppliers. The buyers determine which products will be stocked in our stores and restaurants and are responsible for maintaining our relationships with our suppliers and negotiating the prices of all goods stocked in our stores and the products required by our restaurants. The centralized purchasing department orders approximately 80% of the goods in our stores and has secured arrangements with suppliers for the remaining 20% of goods.

  We believe that communication through our information systems have allowed us to negotiate more effectively with suppliers and that we conduct business with our suppliers on terms which are not less favorable than those generally available in the retail industry. Domestic suppliers are paid in Pesos on terms that vary with the product being purchased. Foreign suppliers are paid in foreign currencies, primarily U.S. Dollars.

  At the end of 2004, three of the main retail companies in Mexico, Gigante, Soriana, and us formed Sinergia de Autoservicios, S. de R.L. de C.V., or Sinergia, a limited liability company created to improve the purchase procurement for the three companies. Through Sinergia, CCM, Gigante and Soriana negotiate as a group with some of the large common suppliers of our businesses and the businesses of Gigante and Soriana. Currently, approximately 15% of our total purchases are negotiated through Sinergia. By forming a negotiating group with two other large retailers, we benefit from increased purchasing power as a whole, and corresponding lower cost of goods.

  In 2002, 2003, 2004 and for the nine month periods ending September 30, 2005, approximately 17.0% of our sales from stores consisted of products imported from outside of Mexico. In addition, we sell certain imported products, which we acquire from multinational corporations, distributors and wholesalers in Mexico, at prices denominated in Pesos.

  Competition

  The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. Advertising and promotional expenses that are necessary to maintain our competitive position in our major markets affect margins at our stores. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. The principal basis of our competition with our competitors has largely been based on offering the low prices, as customers shop where the lowest price is offered. We compete with numerous local companies, regional and national supermarket and self-service store chains, including Walmex, Soriana, Chedraui (which recently acquired 29 Carrefour stores) and Gigante, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major U.S. and international retailers have established joint ventures with Mexican companies or have acquired the majority of shares to control businesses which compete with our stores (for example, Wal-Mart controls Walmex). Walmex currently has the highest market share in Mexico based on net sales. The Costco membership warehouses compete with Sam’s Club, a self-service warehouse owned by Walmex, and our hypermarkets and other stores face competition from Soriana, Chedraui and Gigante and other U.S. and international retailers. Additional U.S. and international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores, which are located in the same shopping areas, compete with each other. We believe that our principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise. See "Risk Factors-Risk Factors Related to Our Business-We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business."

  In 2004, we were one of the largest retail companies in Mexico as measured by net sales. By the same measure, Walmex is the largest retail company in Mexico. We have a significant presence in the Mexico City metropolitan area and the Central Region, where approximately 72.4% of the selling area of our stores was located as of September 30, 2005.

  The restaurant business in Mexico is also highly competitive. Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and prepared food establishments and street markets. In addition, certain U.S. fast-food restaurant chains, including McDonalds, Burger King, Kentucky Fried Chicken, Dominos Pizza and Pizza Hut, have opened restaurants in Mexico. We believe that Restaurantes California compete on the basis of high-quality food, fast service, cleanliness, attractive architecture and decoration and innovative promotion.

  Government Regulation

  Aspects of the retail restaurant business, including our Restaurantes California operations, are subject to regulation directly or indirectly by various Mexican federal, state and local governmental agencies. The most significant of these agencies are the Secretaria de Economia, or the Ministry of Economy, and the Secretaria de Salud, or Ministry of Health, of Mexico.

  The Ministry of Economy regulates the prices at which we can sell some medicines. The Ministry of Economy also verifies that all imported products have a label in Spanish specifying the products origin and ingredients and the company importing the product. Although there are no price controls currently in effect in Mexico, in the past the Mexican government has enacted price controls that cover products that we sell. There is no assurance that price controls may not be imposed by the Mexican government in the future.

  The Ministry of Health establishes minimum standards for cleanliness of our stores and restaurants. We believe that we are in compliance in all material respects with the regulations of the Ministry of Economy and that our operations meet or exceed all requirements imposed by the Ministry of Health.

  Our expansion plan depends upon obtaining the licenses, permits and zoning approvals necessary to build on and develop the sites for our stores and restaurants. We also maintain licenses, such as licenses to sell liquor, which are granted by governmental agencies and which we consider important to our business.

  Our compliance with Mexican federal, state and local provisions that regulate the discharge of materials into the environment has not had and is not expected to have a material effect upon our capital expenditures, earnings or competitive position.

  Trademarks

  We own and use various trademarks in our business, the most important being "Comercial Mexicana," "Sumesa," "Mega Comercial Mexicana," "Restaurantes California," and the pelican symbol identified with our stores. In addition, the Costco de Mexico Group joint venture has a license from Costco to use in Mexico the "Costco" service mark. We actively protect our intellectual property rights.

  Organizational Structure

  Following is a list of our significant subsidiaries, all of which are incorporated in Mexico:
	Activity as of September 30, 2005	Percentage Ownership as of September 30, 2005(1)
Subsidiary holding companies:
Tiendas Comercial Mexicana, S.A. de C.V.	Operates a chain of 138 stores	100%
Tiendas Sumesa, S.A. de C.V.	Operates a chain of 20 stores.	100%
Restaurantes California, S.A. de C.V.	Operates a chain of 60 restaurants.	100%
Costco de Mexico, S.A. de C.V.	Operates a chain of 27 membership warehouses.	50%
Real estate subsidiaries	Operate as a real estate group.	100%
Distribution companies.	Operate our distribution facilities.	100%
Subsidiary service companies.	Operate as a services group.	100%

  ______________

  (1) Percentage ownership directly by CCM or by CCM and other subsidiaries of CCM.

  Our investment in the Costco de Mexico Group joint venture meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, we report under the proportionate consolidation method.

  Property, Plant and Equipment

  Our properties primarily consist of different store formats, restaurants and distribution centers, most of which are located in the Mexico City metropolitan area. In addition, as of September 30, 2005, we had approximately 7.4 million square feet in land reserve. Our principal executive offices are located in the Mexico City metropolitan area.

  We opened a new distribution center in the Mexico City metropolitan area in August 2003. The distribution center has a storage capacity of 538,195 square feet. The distribution center allows us to negotiate better prices with suppliers, who can place their products in one centralized location rather than in several different locations.

  We also currently operate a 377,000 square feet distribution center in the Mexico City metropolitan area for perishable items, which we plan to replace when we open a new distribution center. The site for this new distribution center has been acquired and we expect construction to start in 2006.

  The Costco de Mexico Group joint venture operates a 538,000 square feet distribution center in the Mexico City metropolitan area.

  We own, develop and lease real estate to support our operations and expansion plans. We continuously study potential new locations and make decisions regarding new stores and restaurant locations based on, among other things, the location’s population, income demographics, traffic, public transportation, access to streets, zoning and other services and facilities. The Costco de Mexico Group joint venture uses similar criteria to select suitable real estate for its operations.

  At September 30, 2005, we owned approximately 78.2% of the land on which our stores are located, and we owned the land on which 38 of the 60 Restaurantes California are located. Substantially all of the remaining land on which our stores and restaurants are located is leased from independent third parties. Leases have a 15 year term on average, with one or more options to extend or renew. Approximately 85% of our stores and restaurants that lease land (representing 30% of our total stores and restaurants) have leases which will expire between 2005 and 2010. The lease agreements for the stores and restaurants generally provide for rent payments calculated as a percentage of monthly net sales, ranging from 1.5% to 3.25% for stores and from 5% to 9% for restaurants, with a minimum guaranteed rental.

  The following table sets forth our owned and rented retail space by total selling area, selling area as percentage of total area and number of our stores at September 30, 2005.
	At September 30, 2005
	Total Selling Area (in sq. ft.)(1)	Percentage Total Selling Area	Number of Stores
Owned properties	10,832,409	78.2%	133
Leased properties	3,028,262	21.8	52
Total	13,860,670	100.0%	185

  ______________

  (1) Assuming the five stores acquired from Auchan in 2003 are leased properties. Had these five stores been treated as owned, the total selling area for owned properties would have been 11,020,005 sq.ft. (81.7% of the total selling area) and the total selling area for leased properties would have been 2,471,693 sq.ft. (18.3% of the total selling area).

  The following table sets forth our owned and leased retail space by store format, number of stores and total area at September 30, 2005.
	At September 30, 2005
Store Format	Owned	Leased	Total	Total Selling Area
Comercial Mexicana	42	18	60	4,017,201
Bodega	22	11	33	1,934,547
Mega(1)	37	8	45	4,605,719
Sumesa	6	14	20	198,971
Costco	26	1	27	3,104,233

  ______________

  (1) Assuming the five stores acquired from Auchan in 2003 are leased properties.

  Our real estate subsidiaries have also engaged in the development of shopping centers in which Comercial Mexicana stores have participated as anchor tenants, with the remaining space being leased to third parties. Currently we have over 1,743 commercial tenants, with approximately 1,400,000 square feet under lease, from which we receive income.

  Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on improvements in logistics and technology. We believe that continued capital spending in technology, focusing on store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. During 2005, we expect capital spending to be approximately Ps.2,688.0 million. As of September 30, 2005, we invested Ps.1,847 millon in capital expenditures. We intend to use primarily cash flow from operations to finance capital expenditure requirements.

  We have a land reserve of unimproved land for future development of approximately 7.4 million square feet in the Mexico City metropolitan area and in the Central Region, and other cities in Mexico, which management expects will be sufficient for substantially all of our expansion plans for 2005 and 2006 whether or not economic conditions in Mexico continue to improve. Because it is increasingly difficult to locate larger plots of land suitable for store sites within Mexico City, we are increasingly considering acquiring land outside of Mexico City, primarily in the suburbs of Mexico City and in the Central Region.

  Insurance

  We maintain all risk and first loss insurance policies (including insurance for losses resulting from hurricanes and earthquakes) and business interruption insurance with an insurance value up to Ps.28.8 billion (calculated on the basis of the maximum foreseeable loss) with a maximum per claim of Ps.1.8 billion (calculated on the basis of the maximum foreseeable loss) per location, and a limit up to Ps.8.1 billion per event. The fixed assets at each of our locations are covered on a replacement cost of market value basis. We also maintain a transit insurance policy that protects against loss for shipment up to Ps.88.5 million per shipment. We maintain comprehensive liability insurance policies with an insured limit of up to Ps.300.0 million per event per location.

  Employees and Labor Relations

  At September 30, 2005, we employed 33,575 individuals. During the busiest retail months, part-time employees may constitute up to 10% of our workforce. At September 30, 2005, we had 1,865 administrative and managerial employees and 31,710 operating employees.

  We seek to employ store assistants who meet criteria established by us for particular positions. However, depending upon conditions prevailing in regional job markets, we are not able to adhere strictly to these criteria. Although we believe that our turnover of store assistants does not exceed the industry average, it nevertheless remains high. We are seeking to reduce turnover by paying higher compensation and providing opportunities for advancement within CCM.

  Our store managerial staff is comprised mostly of employees with long tenure with us who have worked their way up to a managerial position, as well as employees with a higher education who have completed a three-month training program that includes some practical experience in our stores. In many cases, our store managerial staff receives further training from a leading Mexican university under a program exclusively available to our employees.

  Our senior managerial and administrative employees have semi-annual performance assessments and receive performance-related compensation. Our management believes that compensation must attract, retain and motivate the best employees available and, therefore, we are willing to compensate employees at levels which management believes are generally higher than those prevailing in the Mexican retail industry.

  We are committed to training employees. During 2004 we dedicated approximately six days of training per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

  Approximately 16.5% of our employees were members of one of 12 labor unions with which we have collective labor agreements at September 30, 2005. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining agreements are renegotiated on an annual basis and other terms are negotiated every two years. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

  The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002, 2003 and 2004 and as of the end of the nine month period ended September 30, 2005:
	At December 31,			At September 30,
	2002	2003	2004	2005
Number of Employees	32,993	33,557	33,763	33,575
Category of Activity:
Operating and Restaurant Employees	30,746	31,746	31,776	31,710
Administrative Employees	2,247	1,811	1,987	1,865
Geographic Location:
Metropolitan	13,065	13,825	13,337	12,826
Central	12,207	12,315	12,222	11,483
Northwest	3,035	3,187	3,883	4,533
Northeast	924	707	641	839
Southwest	1,518	1,409	1,384	1,343
Southeast	2,244	2,114	2,296	2,551
    THE EXCHANGE OFFER

  Purpose of the Exchange Offer

  We issued and sold the old notes in a private placement on June 1, 2005. In connection with that issuance and sale, we entered into a registration rights agreement with the initial purchasers of the old notes. In the registration rights agreement we agreed to, among other things:

    use our best efforts to file with the SEC a registration statement within 90 days following the original issue date of the old notes, relating to an offer to exchange the old notes for the new notes;
    use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 210 days of the original issue date of the old notes; and
    use our best efforts to cause the exchange offer to be consummated not later than 270 days following the original issue date of the old notes;

  -or-
    use our best efforts to file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

  These requirements under the registration rights agreement will be satisfied when we complete the exchange offer. However, if we fail to meet any of these requirements under the registration rights agreement and under some other circumstances, then the interest rate borne by the old notes that are affected by the registration default under the registration rights agreement with respect to the first 90-day period, or portion thereof, will be increased by an additional interest of 25 basis points per annum upon the occurrence of such registration default. The amount of additional interest will increase by an additional 25 basis points each 90-day period, or portion thereof, while a registration default is continuing until all registration defaults have been cured, provided that the maximum aggregate increase in the interest rate will in no event exceed 100 basis points per annum.

  Upon

    filing of the exchange offer registration statement after the 90th calendar day following the original issue date of the old notes;
    the effectiveness of the exchange offer registration statement after the 210th calendar day following the original issue date of the old notes;
    the consummation of the exchange offer after the 270th calendar day following the original issue date of the old notes;
    the effectiveness of the shelf registration statement after the 270th calendar day following the original issue date of the old notes; or
    the date on which all new notes are saleable pursuant to Rule 144(k) under the Securities Act or any successor provision,

  the interest rate on the old notes will be reduced to the original interest rate set forth on the cover page of this prospectus if CCM is otherwise in compliance with this paragraph. If after any such reduction in interest rate, a different event specified above occurs, the interest rate will again be increased pursuant to the foregoing provisions.

  Application has been made to list the new notes on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange will be informed and notice will be published in a daily newspaper of general circulation in Luxembourg prior to commencing the exchange offer. You may obtain documents relating to the exchange offer and complete the exchange of your old notes for new notes at the office of Dexia Banque Internationale à Luxembourg S.A., our paying and transfer agent in Luxembourg, at 69 route d’Esch, L-2953, Luxembourg. The results of the exchange offer, including any increase in the rate, will be provided to the Luxembourg Stock Exchange and published in a daily newspaper of general circulation in Luxembourg.

  We have also agreed to keep the registration statement for the exchange offer effective for not less than 20 business days after the notice of the exchange offer is mailed to holders (or longer, if required by applicable law).

  Under the registration rights agreement, our obligations to register the new notes will terminate upon the completion of the exchange offer. However, we will be required to file a "shelf" registration statement for a continuous offering by the holders of the outstanding notes if:

    we are not permitted to file the exchange offer registration statement or to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;
    for any reason, the exchange offer registration statement is not declared effective within 210 days following the original issue date of the old notes or the exchange offer is not consummated within 270 days following the original issue date;
    upon the request of the initial purchasers in certain circumstances; or
    a holder is not permitted to participate in the exchange offer or does not receive fully tradable new notes pursuant to the exchange offer.

  During any 365-day period, we will have the ability to suspend the availability of such shelf registration statement for up to two periods of up to 45 consecutive days (except for the consecutive 45-day period immediately prior to the maturity of the notes), but no more than an aggregate of 60 days during any 365-day period, if our Board of Directors determines in good faith that there is a valid purpose for the suspension.

  We will, in the event of the filing of a shelf registration statement, provide to each holder of notes that are covered by the shelf registration statement copies of the prospectus which is a part of the shelf registration statement and notify each such holder when the shelf registration statement has become effective. A holder of notes that sells the notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).

  Once the exchange offer is complete, we will have no further obligation to register any of the old notes not tendered to us in the exchange offer. See "Risk Factors-Risk Factors Related to the Notes and the Exchange Offer-Your Failure to Tender Old Notes in the Exchange Offer May Affect Their Marketability."

  Effect of the Exchange Offer

  Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and other no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the new notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided:

    you are acquiring the new notes in the ordinary course of your business;
    you are not engaging in and do not intend to engage in a distribution of the new notes;
    you have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and
    you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

  If you are not able to make these representations, you are a "restricted holder." As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may only sell your old notes in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

  In addition, each broker-dealer that is not a restricted holder that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act upon any resale of such new notes. This prospectus may be used by those broker-dealers to resell new notes they receive pursuant to the exchange offer. We have agreed that, for a period of 90 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use by the broker-dealer in any resale. By acceptance of this exchange offer, each broker-dealer that receives new notes under the exchange offer agrees to notify us prior to using this prospectus in a sale or transfer of new notes. See "Plan of Distribution."

  Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

  To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the old notes. Old notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

  Terms of the Exchange Offer

  Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$1,000 principal amount of new notes in exchange for each U.S.$1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in minimum principal amounts of U.S. $100,000 and integral multiples of U.S.$1,000 in excess thereof.

  The new notes will be substantially identical to the old notes, except that:

    the offering of the new notes has been registered under the Securities Act;
    the new notes will not be subject to transfer restrictions; and
    the new notes will be issued free of any covenants regarding registration rights and free of any provision for additional interest.

  The new notes will evidence the same debt as the old notes and will be issued under and be entitled to the benefits of the same indenture under which the old notes were issued. The old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the new notes, see "Description of the New Notes."

  The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, an aggregate of U.S.$200,000,000 principal amount of old notes is outstanding. This prospectus is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

  We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC. Holders of old notes do not have any appraisal or dissenters’ rights under law or under the indenture in connection with the exchange offer. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes.

  We will be deemed to have accepted for exchange validly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us and delivering the new notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under "-Conditions." All old notes accepted for exchange will be exchanged for new notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any old notes for exchange, we will extend the expiration date for the same period.

  If we do not accept for exchange any tendered old notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted old notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

  We are not making, nor is our Board of Directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

  Expiration Date; Extensions; Amendments

  The term "expiration date" means 5:00 p.m., New York City time, on  February 13, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

  If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

  We reserve the right, in our sole discretion:

    to delay accepting for exchange any old notes;
    to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under "-Conditions" have not been satisfied by the expiration date; or
    subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

  Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the old notes of the amendment.

  Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

  During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

  Interest on the New Notes and the Old Notes

  Any old notes not tendered or accepted for exchange will continue to accrue interest at the rate of 6.625% per annum in accordance with their terms. The new notes will accrue interest at the rate of 6.625% per annum from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from the original issue date of old notes. Interest on the new notes and any old notes not tendered or accepted for exchange will be payable on June 1 and December 1 of each year, commencing on December 1, 2005.

  Procedures for Tendering

  Only a registered holder of old notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under "-Exchange Agent," before 5:00 p.m., New York City time, on the expiration date. In addition, either:

    the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered old notes into the exchange agent’s account at The Depository Trust Company, or DTC, or the depositary, according to the procedure for book-entry transfer described below; or
    the holder must comply with the guaranteed delivery procedures described below.

  A tender of old notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

  The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

  Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

  We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of old notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any old notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

  In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any old notes that remain outstanding after the expiration date, (b) as set forth below under "-Conditions," to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

  By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of old notes (other than certain specified holders) will represent to us that:

    it is acquiring the new notes in the exchange offer in the ordinary course of its business;
    it is not engaging in and does not intend to engage in a distribution of the new notes;
    it is not participating, does not intend to participate, and has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and
    it is not our "affiliate," within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

  If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an "underwriter" within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  Book-Entry Transfer

  The exchange agent will establish a new account or utilize an existing account with respect to the old notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer these old notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of this book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term "agent’s message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering old notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of old notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

  Although delivery of old notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under "-Exchange Agent," before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

  Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

  All references in this prospectus to deposit or delivery of old notes shall be deemed to also refer to DTC’s book-entry delivery method.

  Guaranteed Delivery Procedures

  Holders who wish to tender their old notes and (1) who cannot deliver a confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

    the tender is made through an eligible institution;
    before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and
    the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered old notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

  An "eligible institution" is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

  Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures described above.

  Withdrawal of Tenders

  Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

  For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under "-Exchange Agent." Any notice of withdrawal must:

    specify the name of the person who tendered the old notes to be withdrawn;
    identify the old notes to be withdrawn, including the principal amount of such old notes;
    be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered and include any required signature guarantees; and
    specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

  We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-Procedures for Tendering" at any time prior to the expiration date.

  Any old notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

  Conditions

  Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

    the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the SEC staff; or
    the old notes are not tendered in accordance with the exchange offer;
    you do not represent that you are acquiring the new notes in the ordinary course, that you are not engaging in and do not intend to engage in a distribution of the new notes, of your business and that you have no arrangement or understanding with any person to participate in a distribution of the new notes and you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the new notes under the Securities Act;
    any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or
    any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

  These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

    refuse to accept and return to the tendering holder any old notes or credit any tendered old notes to the account maintained within DTC by the participant in DTC which delivered the old notes; or
    extend the exchange offer and retain all old notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of old notes (see "-Withdrawal of Tenders" above); or
    waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered old notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under "-Expiration Date; Extensions; Amendments." If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

  In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any of the old notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

  Exchange Agent

  The Bank of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your old notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Hand Delivery:	By Registered Mail or Overnight Carrier:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7 East New York, New York 10286 Attention: Carolle Montreuil	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7 East New York, New York 10286 Attention: Carolle Montreuil

  Facsimile Transmission:
  (212) 298-1915
  Confirm by Telephone:
  (212) 815-5920
  For information with respect to the exchange offer, call:
  Carolle Montreuil of the Exchange Agent
  at (212) 815-5920

  Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

  Fees and Expenses

  We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

  We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

  Transfer Taxes

  Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding old notes for new notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

  Accounting Treatment

  We will record the new notes in our accounting records at the same carrying values as the old notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. Under Mexican GAAP, the expenses of the exchange offer and the unamortized expenses relating to the issuance of the old notes will be amortized over the term of the new notes.

  Consequences of Failure to Exchange

  Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend printed thereon as a consequence of the issuance of the old notes pursuant to an exemption from the Securities Act and applicable state securities laws. Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 6.625% per annum, and the old notes will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters’ rights under Mexican law in connection with the exchange offer.

  In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of old notes will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after completion of the exchange offer.

    USE OF PROCEEDS

  We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. In consideration for issuing the new notes, we will receive old notes in an aggregate principal amount equal to the value of the new notes. The old notes surrendered in exchange for the new notes will be retired and canceled. Accordingly, the issuance of the new notes will not result in any change in our indebtedness.

  We received approximately U.S.$196.5 million in net proceeds from the sale of $200 million in aggregate principal amount of the old notes on June 1, 2005. We used those net proceeds, together with cash on hand, to fund our tender offer in May 2005 for any or all of our Ps.614.9 million, or approximately U.S.$55.1 million as of March 31, 2005, aggregate principal amount of 8.00% UDI-denominated Notes due 2010, of which, at the expiration of the tender offer period, we had received tenders from the holders of approximately Ps.526.4 million (equivalent to approximately U.S. $47.1 million as of March 31, 2005), representing approximately 85.6% of the outstanding principal amount of the UDI-denominated Notes; the redemption of our U.S.$100.0 million aggregate principal amount of Senior Unsecured Notes due 2010, consisting of U.S.$98.0 million aggregate principal amount Series A Notes at a fixed interest rate of 6.10% and U.S.$2.0 million at aggregate principal amount Series B Notes a fixed interest rate of 6.70%, including a "make-whole" payment equal to approximately U.S.$5.2 million assuming those notes had been redeemed on May 24, 2005; and the prepayment of Ps.400.0 million, or approximately U.S.$37.2 million as of September 30, 2005, of outstanding borrowings under our bank credit facility.

  For a description of our outstanding indebtedness as of September 30, 2005, see "Exhibit I-Indebtedness." For a description of our outstanding indebtedness as of December 31, 2004, see "Item 5.-Operating and Financial Review and Prospects-Results of Operations-Liquidity, Foreign Exchange and Capital Resources-Indebtedness" included in the 2004 Form 20-F

    DESCRIPTION OF THE NEW NOTES

  We issued the old notes and will issue the new notes under an indenture, dated June 1, 2005, as amended or supplemented, which we call the indenture, between CCM, as issuer, The Bank of New York, as trustee, registrar, paying agent and transfer agent and Dexia Banque Internationale à Luxembourg, as Luxembourg paying agent and transfer agent. The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the indenture, including the definitions of certain terms contained in the indenture. Capitalized terms not defined in this section of the prospectus have meanings as set forth in the indenture.

  General

  The indenture does not limit the aggregate principal amount of senior debt securities which may be issued under the indenture and provides that CCM may issue senior debt securities from time to time in one or more series. The senior debt securities which CCM may issue under the indenture, including the notes, are collectively referred to in this prospectus as the "senior notes."

  The old notes and the new notes, which together are referred to in this prospectus as the "notes," will constitute a single series of senior notes under the indenture. If the exchange offer described under "The Exchange Offer" is consummated, holders of old notes who do not exchange their old notes for new notes will vote together as a single series of senior notes with holders of the new notes of the series for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders under the notes (including acceleration following an event of default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes which remain outstanding after the exchange offer will be aggregated with the new notes of the relevant series and the holders of the old notes and new notes will vote together as a single series for all purposes. Accordingly, all references in this prospectus to specified percentages in aggregate principal amount of the outstanding notes will be deemed to mean, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the old notes and the new notes then outstanding.

  The notes are unsecured senior obligations of CCM and are initially limited to an aggregate principal amount of U.S.$200.0 million. CCM may "reopen" the note series and issue additional notes of the same series. The notes bear interest at the rate per annum shown above from the date of original issuance or from the most recent date to which interest has been paid or duly provided for, payable semi-annually on June 1 and December 1 of each year, each of which is referred to in this prospectus as an "interest payment date," commencing December 1, 2005, to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day preceding the interest payment date. Interest payable at maturity will be payable to the person to whom principal will be payable on that date. Interest on the notes will be calculated on the basis of a 360-day year of twelve 30-day months. The maturity date for the notes is June 1, 2015. If any interest payment date or maturity date would otherwise be a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day as if it were made on the date the payment was due, and no interest will accrue on the amounts so payable for the period from and after the interest payment date or the maturity date, as the case may be, to the next succeeding business day. A business day means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York or Luxembourg are authorized or obligated by law, regulation or executive order to close. The notes will not be subject to any sinking fund. For a discussion of the circumstances in which the interest rate on the notes may be adjusted, see "The Exchange Offer."

  The indenture does not contain any provision (other than a restriction on the incurrence of indebtedness by our Restricted Subsidiaries) that would limit the ability of CCM to incur indebtedness or to substantially reduce or eliminate CCM’s assets or that would afford the holders of the notes protection in the event of a decline in CCM’s credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving CCM. In addition, subject to the limitations set forth under "-Merger and Consolidation," CCM may, in the future, enter into certain transactions, including the sale of all or substantially all of its assets or the merger or consolidation of CCM, that would increase the amount of CCM’s indebtedness or substantially reduce or eliminate CCM’s assets, which may have an adverse effect on CCM’s ability to service its indebtedness, including the notes.

  Each book-entry note will be represented by one or more global notes in fully registered form, registered in the name of The Depository Trust Company, which is referred to in this prospectus as "DTC" or the "depositary," or its nominee. Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See "-Form, Denomination and Registration." Except in the limited circumstances described in this prospectus, book-entry notes will not be exchangeable for notes issued in fully registered form ("certificated notes").

  In the event that, as a result of certain changes in law affecting Mexican withholding taxes, CCM becomes obliged to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 10%, the notes will be redeemable, as a whole but not in part, at CCM’s option at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See "-Withholding Tax Redemption." In addition, we will have the right at our option to redeem any of the notes in whole or in part at a redemption price equal to the Make-Whole Amount (as defined below).

  Book-entry notes may be transferred or exchanged only through the depositary. See "-Form, Denomination and Registration." Registration of transfer or exchange of certificated notes will be made at the office or agency maintained by CCM for this purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee at 101 Barclay Street, New York, New York 10286 or at the office of Dexia Banque Internationale à Luxembourg, our paying and transfer agent in Luxembourg, at 69 route d’Esch, L-2953, Luxembourg. Neither CCM nor the trustee will charge a service charge for any registration of transfer or exchange of notes, but CCM may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the transfer or exchange (other than exchanges pursuant to the indenture not involving any transfer). CCM will maintain a paying and transfer agent in Luxembourg for so long as any notes or any new notes are listed on the Luxembourg Stock Exchange.

  CCM will make payments of principal, and premium, if any, and interest on book-entry notes through the trustee to the depositary. See "-Form, Denomination and Registration." In the case of certificated notes, CCM will pay the principal and premium, if any, due on the maturity date in immediately available funds upon presentation and surrender by the holder of the notes at the office or agency maintained by CCM for this purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee at 101 Barclay Street, New York, New York 10286 or at the office of Dexia Banque Internationale à Luxembourg, our paying and transfer agent in Luxembourg. In the case of a transfer of only part of a certificated note, the new certificated note in respect of the balance of the principal amount of the certificated note not transferred will be delivered at the office of the Trustee or relevant transfer agent, as the case may be, or sent by mail to the transferor at the transferor’s risk and expense. CCM will pay interest due on the maturity date of a certificated note to the person to whom payment of the principal and premium, if any, will be made. CCM will pay interest due on a certificated note on any interest payment date other than the maturity date by check mailed to the address of the holder entitled to the payment as the address shall appear in the note register of CCM. Notwithstanding the foregoing, a holder of U.S.$10.0 million or more in aggregate principal amount of certificated notes will be entitled to receive interest payments, if any, on any interest payment date other than the maturity date by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the trustee not less than 15 calendar days prior to the interest payment date. Any wire transfer instructions received by the trustee will remain in effect until revoked by the holder. Any interest not punctually paid or duly provided for on a certificated note on any interest payment date other than the maturity date will cease to be payable to the holder of the note as of the close of business on the related record date and may either be paid (1) to the person in whose name the certificated note is registered at the close of business on a special record date for the payment of the defaulted interest that is fixed by CCM, written notice of which will be given to the holders of the notes not less than 30 calendar days prior to the special record date, or (2) at any time in any other lawful manner.

  All monies paid by CCM to the trustee or any paying agent for the payment of principal of, and premium and interest on, any note which remains unclaimed for two years after the principal, premium or interest is due and payable may be repaid to CCM and, after that payment, the holder of the note will look only to CCM for payment.

  Ranking and Holding Company Structure

  We are a holding company and our principal assets are shares that we hold in our subsidiaries as well as real estate assets. The notes are not secured by any of our assets or properties. As a result, by owning the notes, you are one of our unsecured creditors. The notes are not subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the notes would rank equally in right of payment with all our other unsecured and unsubordinated debt. As of September 30, 2005:

    on an unconsolidated basis (parent company only), our only indebtedness was the notes and approximately Ps.89.6 million, or U.S.$8.3 million as of September 30, 2005, aggregate principal amount of UDI-denominated Notes due 2010; and
    our subsidiaries had no outstanding indebtedness.

  Form, Denomination and Registration

  The new notes will be issued in book-entry form in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof.

  The notes will initially be issued in the form of one or more global notes in definitive, fully registered book entry form, without interest coupons that will be deposited with, or on behalf of, the depositary or its nominee.

  So long as the depositary, which initially will be DTC, or its nominee is the registered owner of a global note, the depositary or its nominee, as the case may be, will be the sole holder of the notes represented by the global note for all purposes under the indenture. Except as otherwise provided in this section, the beneficial owners of the global notes representing the notes will not be entitled to receive physical delivery of certificated notes and will not be considered the holders of the notes for any purpose under the indenture, and no global note representing the book-entry notes will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if the beneficial owner is not a participant of the depositary, then the beneficial owner must rely on the procedures of the participant through which the beneficial owner owns its interest in order to exercise any rights of a holder under the global notes or the indenture. The laws of some jurisdictions may require that certain purchasers of notes take physical delivery of the notes in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global note representing the notes.

  The global notes representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes, the depositary ceases to be a clearing agency registered under the Exchange Act, we in our sole discretion determine that the global notes shall be exchangeable for certificated notes, or there shall have occurred and be continuing an event of default under the indenture with respect to the notes.

  Upon any exchange, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes, which names shall be provided by the depositary’s relevant participants (as identified by the depositary) to the trustee.

  Cross-Market Transfers. Subject to compliance with the transfer restrictions applicable to any new notes and the certification and other requirements set forth in the indenture, any cross-market transfer between participants of the depositary, on the one hand, and Euroclear or Clearstream Banking, on the other hand, will be effected in the depositary’s book-entry system on behalf of Euroclear or Clearstream Banking, as the case may be, in accordance with the rules of the depositary. However, these cross-market transfers may require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Banking, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global note in the depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Participants in Euroclear or Clearstream Banking may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking, as the case may be.

  Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing a beneficial interest in a global note from a depositary participant will be credited during the securities settlement processing day, which must be a business day for Euroclear or Clearstream Banking, as applicable, immediately following the depositary’s settlement date. Credit of a transfer of a beneficial interest in a global note settled during that processing day will be reported to the applicable Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of a transfer of a beneficial interest in a global note by or through a Euroclear or Clearstream Banking participant to a depositary participant will be received with value on the depositary’s settlement date but will be available in the applicable Euroclear or Clearstream Banking cash account only as of the business day following settlement in the depositary.

  Any beneficial interest in a global note that is transferred for a beneficial interest in another global note will, upon transfer, cease to be an interest in the original global note and will become an interest in the other global note and, accordingly, will be subject to all transfer restrictions and other procedures applicable to beneficial interests in the other global note for as long as it remains a beneficial interest in that global note.

  In order to insure the availability of Rule 144(k) under the Securities Act, the indenture provides that all notes, other than the new notes, which are redeemed, purchased or otherwise acquired by CCM or any of its subsidiaries or "affiliates," as defined in Rule 144 under the Securities Act, may not be resold or otherwise transferred and will be delivered to the trustee for cancellation.

  Information Relating to the Depositary. The following is based on information furnished by the depositary:

  The depositary will act as the depositary for the notes. The notes will be issued as fully registered senior notes registered in the name of Cede & Co., which is the depositary’s partnership nominee. Fully registered global notes will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with the depositary.

  The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes to participants’ accounts, thereby eliminating the need for physical movement of senior notes certificates. Direct participants of the depositary include securities brokers and dealers, including the initial purchasers of the notes, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants, including the initial purchasers of the notes and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to indirect participants, which includes securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

  Purchases of notes under the depositary’s system must be made by or through direct participants, which will receive a credit for the notes on the depositary’s record. The ownership interest of each beneficial owner, which is the actual purchaser of each note, represented by global notes, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing the notes will not receive certificated notes representing their ownership interests therein, except in the limited circumstances described above.

  To facilitate subsequent transfers, all global notes representing the notes which are deposited with, or on behalf of, the depositary are registered in the name of the depositary’s nominee, Cede & Co. The deposit of global notes with, or on behalf of, the depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the global notes representing the notes; the depositary’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither the depositary nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedure, the depositary mails an omnibus proxy to CCM as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

  Principal, premium, if any, and/or interest payments on the global notes representing the notes will be made to the depositary. The depositary’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless the depositary has reason to believe that it will not receive payment on the date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of the depositary, the trustee or CCM, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the depositary is the responsibility of CCM or the trustee, disbursement of the payments to direct participants will be the responsibility of the depositary, and disbursement of the payments to the beneficial owners will be the responsibility of direct and indirect participants.

  The depositary may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to CCM or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered.

  CCM may decide to discontinue use of the system of book-entry transfers through the depositary or a successor securities depositary. In that event, certificated notes will be printed and delivered.

  Although the depositary, Euroclear and Clearstream Banking have agreed to the procedures described above in order to facilitate transfers of interests in the global notes among participants of the depositary, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the trustee nor CCM will have any responsibility for the performance by the depositary, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Trading. Transfers between participants in the depositary will be effected in the ordinary way in accordance with the depositary’s rules and operating procedures, while transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  The information in this subsection "-Form, Denomination and Registration" concerning the depositary, Euroclear and Clearstream Banking and their respective book-entry systems has been obtained from the depositary, Euroclear and Clearstream Banking but CCM takes responsibility solely for the accuracy of its extraction of this information.

  Certain Covenants

  The indenture provides that the covenants set forth below are applicable to CCM and its Restricted Subsidiaries.

  Limitation on Liens. CCM will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien, except for Permitted Liens, on any Operating Property to secure the payment of Funded Indebtedness of CCM or any Restricted Subsidiary if, immediately after the creation, incurrence or assumption of such Lien the sum of (without duplication) (A) the aggregate outstanding principal amount of all Funded Indebtedness of CCM and the Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on any Operating Property and (B) the Attributable Debt relating to any Sale and Leaseback Transaction which would otherwise be subject to the provisions of clause 2(A)(i) of the "Limitation on Sale and Leaseback" covenant would exceed the greater of (x) U.S.$200.0 million and (y) 12.5% of Consolidated Net Tangible Assets, unless effective provision is made whereby the notes (together with, if CCM shall so determine, any other Funded Indebtedness ranking equally with the notes, whether then existing or thereafter created) are secured equally and ratably with (or prior to) such Funded Indebtedness (but only for so long as such Funded Indebtedness is so secured). For purposes of this covenant, the value of any Lien on any Operating Property securing Funded Indebtedness will be computed on the basis of the lesser of (i) the outstanding principal amount of such secured Funded Indebtedness and (ii) the higher of (x) the book value or (y) the Fair Market Value of the Operating Property securing such Funded Indebtedness.

  The foregoing limitation on Liens shall not apply to the creation, incurrence or assumption of the following Liens ("Permitted Liens"):

  (1) Any Lien which arises out of a judgment or award against CCM or any Restricted Subsidiary with respect to which CCM or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceeding for review (or with respect to which the period within which such appeal or proceeding for review may be initiated shall not have expired) and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review or with respect to which CCM or such Restricted Subsidiary shall have posted a bond and established adequate reserves (in accordance with Mexican GAAP) for the payment of such judgment or award;

  (2) Liens arising from the rendering of a final judgment or order against CCM or any Restricted Subsidiary of CCM that would not, with notice, passage of time or both, give rise to an Event of Default;

  (3) Liens incurred or deposits made to secure indemnity obligations in respect of the disposition of any business or assets of CCM or any Restricted Subsidiary; provided that the property subject to such Lien does not have a Fair Market Value in excess of the cash or cash equivalent proceeds received by CCM and its Restricted Subsidiaries in connection with such disposition;

  (4) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of discharging or defeasing Indebtedness of CCM or any Restricted Subsidiary;

  (5) Liens on assets or property of a Person existing at the time such Person is merged into, consolidated with or acquired by CCM or any Restricted Subsidiary or becomes a Restricted Subsidiary; provided that: (i) any such Lien is not incurred in contemplation of such merger, consolidation or acquisition and does not secure any property of CCM or any Restricted Subsidiary other than the property and assets subject to such Lien prior to such merger, consolidation or acquisition or (ii) if such Lien is incurred in contemplation of such merger, consolidation or acquisition it would be, if created or incurred on or after the consummation of such merger, consolidation or acquisition, a Permitted Lien under clause (7) below;

  (6) Liens existing on the date of original issuance of the notes;

  (7) Liens securing Funded Indebtedness (including in the form of Capitalized Lease Obligations and purchase money Indebtedness) incurred for the purpose of financing the cost (including without limitation the cost of design, development, site acquisition, improvements, construction, integration, manufacture or acquisition) of real or personal property (tangible or intangible) which is incurred contemporaneously therewith or within 360 days thereafter (in the case of a series of related transactions, such 360 day period to be calculated as of the date of the last such transaction); provided (i) such Liens secure Funded Indebtedness in an amount not in excess of the cost of such property (plus an amount equal to the reasonable fees and expenses incurred in connection with the incurrence of such Funded Indebtedness) and (ii) such Liens do not extend to any property of CCM or any Restricted Subsidiary other than the property for which such Funded Indebtedness was incurred;

  (8) Liens to secure the performance of statutory and common law obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (9) Liens to secure the notes;

  (10) Liens granted in favor of CCM and/or any Wholly Owned Restricted Subsidiary to secure indebtedness owing to CCM or such Wholly Owned Restricted Subsidiary;

  (11) Legal or equitable encumbrances deemed to exist by reason of the inclusion of customary negative pledge provisions in any financing document of CCM or any Restricted Subsidiary;

  (12) Easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of CCM and its subsidiaries;

  (13) Leases or subleases of real property which do not interfere with the ordinary conduct of the business of CCM or any of its Restricted Subsidiaries, and which are made on customary and usual terms applicable to similar properties;

  (14) Any interest or title of a lessor or sublessor, or any Lien in favor of a landlord, arising under any real or personal property lease under which CCM or any of its Restricted Subsidiaries is a lessee, sublessee or subtenant (other than any interest or title and or any liens securing any Capitalized Lease Obligation);

  (15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

  (16) Any Lien in respect of Funded Indebtedness representing the extension, refinancing, renewal or replacement (or successive extensions, refinancings, renewals or replacements) of Funded Indebtedness secured by Liens referred to in clauses (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14) and (15) above; provided that the principal of the Funded Indebtedness secured thereby does not exceed the principal of the Funded Indebtedness secured thereby immediately prior to such extension, renewal or replacement, plus any accrued and unpaid interest or capitalized interest payable thereon, reasonable fees and expenses incurred in connection therewith, and the amount of any prepayment premium necessary to accomplish any refinancing; and provided, further, that such extension, renewal or replacement shall be limited to all or a part of the property (or interest therein) subject to the Lien so extended, renewed or replaced (plus improvements and construction on such property); and provided, further, that in the case of Liens referred to in clauses (3), (4), (8), (9), (10), (11), (12), (13), (14) and (15), the secured party with respect to the Lien so extended, renewed, refinanced or replaced is the party (or any successor or assignee thereof) that was secured prior to such extension, renewal, refinancing or replacement.

  Limitation on Subsidiary Indebtedness. CCM will not permit any Restricted Subsidiary to create, assume, incur, guarantee or otherwise become liable in respect of (collectively, "Incur") any Indebtedness, except that the Restricted Subsidiaries may Incur the following Indebtedness:

  (1) Indebtedness of a Person that becomes a Subsidiary of CCM after the date of issuance of the notes to the extent that such Indebtedness exists at such time (and was not incurred in anticipation thereof);

  (2) Indebtedness outstanding on the date of issuance of the notes;

  (3) Indebtedness of any Restricted Subsidiary to CCM or another Restricted Subsidiary;

  (4) Indebtedness resulting from (x) any U.S. Dollar- or other foreign currency-denominated Indebtedness having its nominal principal amount increased as a result of and in proportion to the devaluation of the Mexican Peso against the U.S. Dollar or other foreign currency or (y) any Mexican Peso-denominated Indebtedness having its nominal principal amount increased as a result of and in proportion to the rate of inflation in Mexico;

  (5) Accretion of original issue discount of any Indebtedness;

  (6) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letter of credit, surety bonds or performance bonds securing any obligations of any Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purposes of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Restricted Subsidiary in connection with such disposition;

  (7) Indebtedness in respect of (a) performance, surety or appeal bonds and reimbursement obligations provided in the ordinary course of business and (b) letters of credit, guarantees, acceptances and other arrangements entered into in ordinary trade transactions in accordance with customary industry practice;

  (8) Indebtedness (including in the form of Capitalized Lease Obligations and purchase money Indebtedness) incurred for the purpose of financing the cost (including without limitation the cost of design, development, site acquisition, improvements, construction, integration, manufacture or acquisition) of real or personal property (tangible or intangible) which is incurred contemporaneously therewith or within 360 days thereafter (in the case of a series of related transactions, such 360 day period to be calculated as of the date of the last such transaction);

  (9) Any extension, renewal or replacement of any Indebtedness described in Subsections (1), (2), (4), (5) and (8), provided that the principal amount of such Indebtedness immediately before giving effect to such extension, renewal or replacement is not increased; and

  (10) Indebtedness in addition to that described in Subsections (1) through (9), provided that, when such Indebtedness is Incurred and immediately after giving effect thereto, the sum (without duplication) of (i) the aggregate amount of all Indebtedness incurred pursuant to this paragraph (10) then outstanding plus (ii) the aggregate amount of all Funded Indebtedness of CCM and its Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on any Operating Property, plus (iii) the Attributable Debt relating to any Sale and Leaseback Transaction which would otherwise be subject to the provisions of clause 2(A)(i) of the "Limitation on Sale and Leaseback" covenant would not, in sum, exceed an amount equal to the greater of (a) U.S.$200.0 million or (b) 12.5% of Consolidated Net Tangible Assets.

  Limitation on Sale and Leaseback. CCM will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided that CCM or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

  (1) the gross cash proceeds of the Sale and Leaseback Transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in a resolution delivered to the Trustee, of the Operating Property that is the subject of the Sale and Leaseback Transaction; and

  (2) either

  (A) CCM or the Restricted Subsidiary, as applicable, either (i) could have incurred a Lien to secure Funded Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the "Limitation on Liens" covenant, or (ii) makes effective provision whereby the notes (together with, if CCM shall so determine, any other Funded Indebtedness ranking equally with the notes, whether then existing or thereafter created) are secured equally and ratably with (or prior to) the obligations of CCM or the Restricted Subsidiary under the lease of such Operating Property, or

  (B) within 360 days, CCM or the Restricted Subsidiary either (i) applies an amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction to purchase the notes, or (ii) enters into a bona fide commitment to expend for the acquisition or improvement of a Operating Property an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction.

  Repurchase of Notes upon a Change of Control. CCM must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes on the date of repurchase, plus accrued interest (if any) to the date of purchase. CCM is not required to make an Offer to Purchase following a Change of Control if a third party makes an Offer to Purchase that would be in compliance with the provisions described in this covenant if it were made by CCM and such third party purchases (for the consideration referred to in the immediately preceding sentence) the notes validly tendered and not withdrawn. Prior to the mailing of the notice to holders and publishing such notice to holders in a daily newspaper of general circulation in Luxembourg commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, CCM covenants to (i) repay in full all indebtedness of CCM that would prohibit the repurchase of the notes pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of CCM to permit the repurchase of the notes. CCM shall first comply with the covenant in the preceding sentence before it repurchases notes upon a Change of Control pursuant to this covenant.

  The covenant requiring CCM to repurchase the notes will, unless consents are obtained, require CCM to repay all indebtedness then outstanding, which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase. There can be no assurance that CCM will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the foregoing covenant (as well as by any covenant contained in other securities of CCM which might be outstanding at the time).

  Additional Amounts. All payments of amounts due in respect of the notes by CCM will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Mexico, any political subdivision thereof or any agency or authority of or in Mexico ("Taxes") unless the withholding or deduction of such Taxes is required by law or by the interpretation or administration thereof. In that event, CCM will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the holders after such withholding or deduction shall equal the respective amounts which would have been receivable in respect of the notes, in the absence of such withholding or deduction, which Additional Amounts shall be due and payable when the amounts to which such Additional Amounts relate are due and payable; except that no such Additional Amounts shall be payable with respect to:

  (i) any Taxes which are imposed on, or deducted or withheld from, payments made to the holder or beneficial owner of a note by reason of the existence of any present or former connection between the holder or beneficial owner of the note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, corporation or partnership) and Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) (including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) (x) being or having been a citizen or resident thereof, (y) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (z) being or having been present or engaged in a trade or business therein) other than the mere holding of such note or the receipt of amounts due in respect thereof;

  (ii) any estate, inheritance, gift, sales, stamp, transfer or personal property Tax;

  (iii) any Taxes that are imposed on, or withheld or deducted from, payments made to the holder or beneficial owner of a note to the extent such Taxes would not have been so imposed, deducted or withheld but for the failure by such holder or beneficial owner of such note to comply with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) of the holder or beneficial owner of such note if (x) such compliance is required or imposed by a statute, treaty, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to make any claim for exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Taxes, and (y) at least 60 days prior to the first payment date with respect to which CCM shall apply this clause (iii), CCM shall have notified all the holders of notes, in writing, that such holders or beneficial owners of the notes will be required to provide such information or documentation;

  (iv) any Taxes imposed on, or withheld or deducted from, payments made to a holder or beneficial owner of a note at a rate in excess of the 4.9% rate of Tax in effect on the date hereof and uniformly applicable in respect of payments made by CCM to all holders or beneficial owners eligible for the benefits of a treaty for the avoidance of double taxation to which Mexico is a party without regard to the particular circumstances of such holders or beneficial owners (provided that, upon any subsequent increase in the rate of Tax that would be applicable to payments to all such holders or beneficial owners without regard to their particular circumstances, such increased rate shall be substituted for the 4.9% rate for purposes of this clause (iv)), but only to the extent that (x) such holder or beneficial owner has failed to provide on a timely basis, at the reasonable request of CCM (subject to the conditions set forth below), information, documentation or other evidence concerning whether such holder or beneficial owner is eligible for benefits under a treaty for the avoidance of double taxation to which Mexico is a party if necessary to determine the appropriate rate of deduction or withholding of Taxes under such treaty or under any statute, regulation, rule, generally applicable ruling or generally accepted administrative practice, and (y) at least 60 days prior to the first payment date with respect to which CCM shall make such reasonable request, CCM shall have notified the holders of the notes, in writing, that such holders or beneficial owners of the notes will be required to provide such information, documentation or other evidence;

  (v) to or on behalf of a holder of a note in respect of Taxes that would not have been imposed but for the presentation by such holder for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holder of such note would have been entitled to Additional Amounts in respect of such Taxes on presenting such note for payment on any date during such 15-day period; or

  (vi) any combination of (i), (ii), (iii), (iv) or (v) above (the Taxes described in clauses (i) through (vi), for which no Additional Amounts are payable, are hereinafter referred to as "Excluded Taxes").

  Notwithstanding the foregoing, the limitations on CCM’s obligation to pay Additional Amounts set forth in clauses (iii) and (iv) above shall not apply if (a) the provision of information, documentation or other evidence described in such clauses (iii) and (iv) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a note (taking into account any principal differences between U.S. and Mexican law, rules, regulations or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms W-8BEN and W-9) or (b) Rule 3.23.8 issued by the Secretaria de Hacienda y Crédito Público (Ministry of Finance and Public Credit) or a substantially similar successor of such rule is in effect, unless the provision of the information, documentation or other evidence described in clauses (iii) and (iv) is expressly required by statute, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), CCM cannot obtain such information, documentation or other evidence on its own through reasonable diligence and CCM otherwise would meet the requirements for application of Rule 3.23.8 (or such successor of such rule). In addition, such clauses (iii) and (iv) shall not be construed to require that a non-Mexican pension or retirement fund or a non-Mexican financial institution or any other holder register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding tax or to require that a holder or beneficial owner certify or provide information concerning whether it is or is not a tax-exempt pension or retirement fund.

  At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if CCM will be obligated to pay Additional Amounts with respect to such payment (other than Additional Amounts payable on the date of the indenture), CCM will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever either in the indenture or in this prospectus there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

  In the event that CCM has become or would become required to pay any Additional Amounts in excess of those attributable to Taxes that are imposed, deducted or withheld at a rate of 10% as a result of certain changes affecting Mexican tax laws, CCM may redeem all, but not less than all, of the notes, at any time at 100% of the principal amount, together with accrued and unpaid interest thereon, if any, to the redemption date. See "- Withholding Tax Redemption."

  CCM will provide the Trustee with documentation evidencing the payment of Mexican taxes in respect of which CCM has paid any Additional Amounts. Copies of such documentation will be made available to the holders or the paying agent, as applicable, upon request therefor.

  In addition, CCM will pay any stamp, issue, registration, documentary or other similar taxes and other duties (including interest and penalties) (a) payable in Mexico or the United States (or any political subdivision of either jurisdiction) in respect of the creation, issue and offering of the notes, and (b) payable in Mexico (or any political subdivision thereof) in respect of the subsequent redemption or retirement of the notes (other than, in the case of any subsequent redemption or retirement, Excluded Taxes; except for this purpose, the definition of Excluded Taxes will not include those defined in clause (ii) thereof).

  Optional Redemption

  We will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund-meaning that we will not deposit money on a regular basis into any separate account to repay your notes. In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.

  Optional Redemption With "Make-Whole" Amount

  We will have the right at our option to redeem any of the notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the "Make-Whole Amount"), plus in each case accrued interest on the principal amount of the notes to the date of redemption.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

  "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

  "Comparable Treasury Price" means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Reference Treasury Dealer" means Credit Suisse First Boston LLC or its affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

  On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

  Withholding Tax Redemption

  The notes are subject to redemption ("Withholding Tax Redemption") at any time (a "Withholding Tax Redemption Date"), as a whole but not in part, at the election of CCM, at a redemption price equal to 100% of the unpaid principal amount thereof plus accrued and unpaid interest, if any, to and including the Withholding Tax Redemption Date (the "Withholding Tax Redemption Price") if, as a result of (i) any change in or amendment to the laws, rules or regulations of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (ii) any amendment to or change in the generally applicable rulings or official interpretations relating to such laws, rules or regulations made by any legislative body, court or governmental or regulatory agency or authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (iii) any official interpretation, application or pronouncement by any legislative body, court or governmental or regulatory agency or authority that provides for a position with respect to such laws, rules or regulations that differs from the theretofore generally accepted position, which amendment or change is enacted, promulgated, issued or announced or which interpretation, application or pronouncement is issued or announced, in each case, after the Closing Date, CCM has become or would become required to pay any Additional Amounts (as defined above) in excess of those attributable to Taxes (as defined above) that are imposed, deducted or withheld at a rate of 10% on or from any payments under the notes. See "-Additional Amounts" and "Taxation-Mexican Taxation."

  The election of CCM to redeem the notes shall be evidenced by a certificate (a "Withholding Tax Redemption Certificate") of a financial officer of CCM, which certificate shall be delivered to the Trustee. CCM shall, not less than 30 days nor more than 45 days prior to the Withholding Tax Redemption Date, notify the Trustee in writing of such Withholding Tax Redemption Date and of all other information necessary to the giving by the Trustee of notices of such Withholding Tax Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by CCM in the Withholding Tax Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery CCM shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Withholding Tax Redemption Date.

  Notice of Withholding Tax Redemption shall be given by the Trustee to the holders, in accordance with the provisions under "Notices," upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 15 days nor more than 30 days prior to the Withholding Tax Redemption Date.

  The notice of Withholding Tax Redemption shall state:

  (i) the Withholding Tax Redemption Date;

  (ii) the Withholding Tax Redemption Price;

  (iii) the sum of all other amounts due to the holders under the notes and the indenture;

  (iv) that on the Withholding Tax Redemption Date the Withholding Tax Redemption Price will become due and payable upon each such note so to be redeemed; and

  (v) the place or places, including the offices of our paying agent in Luxembourg, where such notes so to be redeemed are to be surrendered for payment of the Withholding Tax Redemption Price.

  Notice of Withholding Tax Redemption having been given as aforesaid, the notes so to be redeemed shall, on the Withholding Tax Redemption Date, become due and payable at the Withholding Tax Redemption Price therein specified. Upon surrender of any such notes for redemption in accordance with such notice, such notes shall be paid by the paying agent on behalf of CCM on the Withholding Tax Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

  Notwithstanding anything to the contrary herein or in the indenture or in the notes, if a Withholding Tax Redemption Certificate has been delivered to the Trustee and CCM shall have paid to the Trustee for the benefit of the holders (i) the Withholding Tax Redemption Price and (ii) all other amounts due to the holders and the Trustee under the notes and the indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the notes other than the rights of the holders to receive payment of such amounts from the paying agent and the occurrence of an Event of Default whether before or after such payment by CCM to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any notes then outstanding to be due and payable on any date prior to the Withholding Tax Redemption Date. The funds paid to the Trustee shall be used to redeem the notes on the Withholding Tax Redemption Date.

  Merger and Consolidation

  CCM may not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets and the properties and assets of its Subsidiaries (taken as a whole) as an entirety to, any entity or entities (including limited liability companies) unless (1) the successor entity or entities, each of which shall be organized under the laws of Mexico or of the United States or a State thereof, shall assume by supplemental indenture all the obligations of CCM under the notes, the indenture and the registration rights agreement, (2) immediately after giving effect to the transaction or series of transactions, no default or event of default shall have occurred and be continuing, and (3) if, as a result of such transaction, properties or assets of CCM would become subject to an encumbrance which would not be permitted by the terms of the notes, CCM or the successor entity or entities shall take such steps as are necessary to secure such notes equally and ratably with all indebtedness secured thereunder; provided, that notwithstanding the foregoing, nothing herein shall prohibit CCM or a Restricted Subsidiary from selling, assigning, transferring, leasing, conveying or otherwise disposing of any of CCM’s Subsidiaries that are Unrestricted Subsidiaries at the date of the indenture or any interest therein or any assets thereof. Thereafter, all such obligations of CCM shall terminate.

  Events of Default

  The term "event of default" means any one of the following events with respect to any series of senior debt securities, including the notes:

  (1) default in the payment of any interest on any senior debt security of the series, or any Additional Amounts payable with respect thereto, when the interest becomes or the Additional Amounts become due and payable, and continuance of the default for a period of 30 days;

  (2) default in the payment of the principal of or any premium on any senior debt security of the series, or any Additional Amounts payable with respect thereto, when the principal or premium becomes or the Additional Amounts become due and payable at their maturity;

  (3) failure of CCM to comply with any of its obligations described above under "-Merger and Consolidation";

  (4) default in the deposit of any sinking fund payment when and as due by the terms of a senior debt security of the series;

  (5) default in the performance, or breach, of any covenant or warranty of CCM in the indenture or the senior debt securities (other than a covenant or warranty a default in the performance or the breach of which is elsewhere in the indenture specifically dealt with or which has been expressly included in the indenture solely for the benefit of a series of senior debt securities other than the relevant series), and continuance of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to CCM by the trustee or to CCM and the trustee by the holders of at least 25% in principal amount of the outstanding senior debt securities of the series, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the indenture;

  (6) a default or defaults under any bond, debenture, note or other evidence of Indebtedness for money borrowed of CCM or any Material Subsidiary, or under any mortgage, indenture or instrument under which there may be issued or borrowed or by which there may be secured or evidenced any Indebtedness of CCM or any Material Subsidiary, whether such indebtedness now exists or hereafter be created, provided that such Indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding in excess of U.S.$25.0 million (or the equivalent thereof in other currencies or currency units) and that such default or defaults, individually or in the aggregate, (A) shall constitute a failure to pay the principal of or interest on such Indebtedness (or any portion thereof having an aggregate principal amount in excess of U.S.$25.0 million or such equivalent thereof) when due and payable after the expiration of any applicable grace period with respect thereto or (B) shall have resulted in such Indebtedness (or any portion thereof having an aggregate principal amount in excess of U.S.$25.0 million or such equivalent thereto) becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable;

  (7) the entry by a court having competent jurisdiction of:

  (a) a decree or order for relief in respect of CCM or any Material Subsidiary in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law, which decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

  (b) a decree or order adjudging CCM or any Material Subsidiary to be insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of CCM or any Material Subsidiary, which decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

  (c) a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of CCM or any Material Subsidiary or of any substantial part of the property of CCM or any Material Subsidiary or ordering the winding up or liquidation of the affairs of CCM;

  (8) the commencement by CCM or any Material Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by CCM or any Material Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by CCM or any Material Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by CCM or any Material Subsidiary to the filing of the petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of CCM or any Material Subsidiary or any substantial part of the property of CCM or any Material Subsidiary or the making by CCM or any Material Subsidiary of an assignment for the benefit of creditors, or the taking of corporate action by CCM or any Material Subsidiary in furtherance of any such action; or

  (9) any other event of default provided in or pursuant to the indenture with respect to senior debt securities of the series.

  If an event of default with respect to senior debt securities of any series at the time outstanding (other than an event of default specified in clause (7) or (8) above) occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding senior debt securities of the series may declare the principal of all the senior debt securities of the series, or such lesser amount as may be provided for in the senior debt securities of the series, to be due and payable immediately, by a notice in writing to CCM (and to the trustee if given by the holders), and upon any declaration the principal or such lesser amount shall become immediately due and payable. If an event of default specified in clause (7) or (8) above occurs, all unpaid principal of and accrued interest on the outstanding senior debt securities of that series (or such lesser amount as may be provided for in the senior debt securities of the series) shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of any senior debt security of that series.

  At any time after a declaration of acceleration or automatic acceleration with respect to the senior debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the outstanding senior debt securities of the series, by written notice to CCM and the trustee, may rescind and annul the declaration and its consequences if:

  (1) CCM has paid or deposited with the trustee a sum of money sufficient to pay all overdue installments of any interest on and additional amounts with respect to all senior debt securities of the series and the principal of and any premium on any senior debt securities of the series which have become due otherwise than by the declaration of acceleration and interest on the senior debt securities; and

  (2) all events of default with respect to senior debt securities of the series, other than the non-payment of the principal of, any premium and interest on, and any additional amounts with respect to senior debt securities of the series which shall have become due solely by the acceleration, shall have been cured or waived.

  No rescission shall affect any subsequent default or impair any right consequent thereon.

  Meetings of Noteholders

  A meeting of noteholders may be called by the trustee, CCM or the holders of at least 10% in aggregate principal amount of the outstanding notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other actions provided by the indenture to be made, given or taken by holders of notes. The meeting shall be held at such time and at such place in the Borough of Manhattan, The City of New York or in such other place as the trustee shall determine. Notice of every meeting of noteholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given not less than 21 nor more than 180 days prior to the date fixed for the meeting.

  The persons entitled to vote a majority in principal amount of the outstanding notes shall constitute a quorum for a meeting; except that if any action requires holders of at least 66 2/3% in principal amount of the outstanding notes to consent or waiver the Persons entitled to vote 66 2/3% in principal amount of the outstanding notes shall constitute a quorum. Any resolution presented to a meeting at which a quorum is present may be adopted only by the affirmative vote of the holders of a majority in principal amount of the outstanding notes; except that any resolution requiring consent of the holders of at least 66 2/3% in principal amount of the outstanding notes may be adopted at a meeting by the affirmative vote of the holders of at least 66 2/3% in principal amount of the outstanding notes. Any resolution passed or decision taken at any meeting of holders of notes duly held in accordance with the indenture shall be binding on all the holders of notes, whether or not such holders were present or represented at the meeting.

  Modification and Waiver

  Modification and amendments of the indenture may be made by CCM and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of each series affected thereby; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding senior debt security affected thereby:

  (1) change the stated maturity of the principal of, or any premium or installment of interest on, or any Additional Amounts with respect to, any senior debt security;

  (2) reduce the principal amount of, or the rate (or modify the calculation of the rate) of interest on, or any Additional Amounts with respect to, or any premium payable upon the redemption of, any senior debt security;

  (3) change the redemption provisions of any senior debt security or adversely affect the right of repayment at the option of any holder of any senior debt security;

  (4) change the place of payment or the coin or currency in which the principal of, any premium or interest on or any Additional Amounts with respect to any senior debt security is payable;

  (5) impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any senior debt security (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the date for repayment);

  (6) reduce the percentage in principal amount of the outstanding senior debt securities, the consent of whose holders is required in order to take certain actions;

  (7) reduce the requirements for quorum or voting by holders of senior debt securities as provided in the indenture;

  (8) modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of senior debt securities except to increase any percentage vote required or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each senior debt security affected thereby; or

  (9) modify any of the above provisions.

  The holders of not less than a majority in aggregate principal amount of the senior debt securities of any series may, on behalf of the holders of all senior debt securities of the series, waive compliance by CCM with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series may, on behalf of the holders of all senior debt securities of the series, waive any past default and its consequences under the indenture with respect to the senior debt securities of the series, except a default:

    in the payment of principal (or premium, if any), or any interest on or any Additional Amounts with respect to senior debt securities of the series; or
    in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each senior debt security of any series.

  Under the indenture, CCM is required to furnish the trustee annually a statement as to performance by CCM of certain of its obligations under the indenture and as to any default in the performance. CCM is also required to deliver to the trustee, within five days after becoming aware thereof, written notice of any event of default or any event which after notice or lapse of time or both would constitute an event of default.

  The indenture contains provisions permitting CCM and the trustee, without the consent of any holders of notes, to enter into a supplemental indenture, among other things, for purposes of curing any ambiguity or correcting or supplementing any provisions contained in the indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the indenture or any supplemental indenture as the Board of Directors of CCM deems necessary or desirable and which does not adversely affect the interests of the holders of notes in any material respect. CCM and the trustee, without the consent of any holders of notes, may also enter into a supplemental indenture to establish the forms or terms of any series of senior debt securities as are not otherwise inconsistent with any of the provisions of the indenture.

  Notices

  All notices regarding the notes shall be valid if that notice is given to holders of notes in writing and mailed to each holder of notes, and, for so long as the notes are listed on the Luxembourg Stock Exchange, if published in a leading daily newspaper of general circulation in Luxembourg.

  Unclaimed Amounts

  Any money deposited with the trustee or paying agent or held by CCM, in trust, for the payment of principal, premium, interest or any Additional Amounts, that remains unclaimed for two years after such amount becomes due and payable shall be paid to CCM on its request or, if held by CCM, shall be discharged from such trust. The holder of the notes will look only to CCM for payment thereof, and all liability of the trustee, paying agent or of CCM, as trustee, shall thereupon cease. However, the trustee or paying agent may at the expense of CCM cause to be published once in a newspaper in each place of payment, or to be mailed to holders of notes, or both, notice that that money remains unclaimed and any unclaimed balance of such money remaining, after a specified date, will be repaid to CCM.

  Certain Definitions

  The following are certain of the terms defined in the indenture:

  For purposes of the following definitions, the covenants described under "-Certain Covenants" and the indenture generally, all calculations and determinations shall be made in accordance with Mexican GAAP as in effect on the closing date and shall be based upon the consolidated financial statements of CCM and its Restricted Subsidiaries prepared in accordance with Mexican GAAP and CCM’s accounting policies as in effect on the closing date. Where calculations or amounts are determined with reference to reports filed with the Commission or the Trustee, the information contained in such reports shall (solely for purposes of the indenture) be adjusted to the extent necessary to conform to Mexican GAAP as in effect on the closing date.

  "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

  "Attributable Debt" in respect of a Sale and Leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with Mexican GAAP.

  "Board of Directors" means the Board of Directors of CCM or the Executive Committee thereof, if duly authorized by the Board of Directors and under Mexican Law to act with respect to the indenture; provided, that for purposes of clause (ii) of the definition of Change of Control, the Board of Directors shall mean the entire Board of Directors then in office.

  "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease with respect to any property (whether real, personal or mixed) acquired or leased (other than leases for transponders) by such Person and used in its business that is required to be accounted for as a liability on the balance sheet of such Person in accordance with Mexican GAAP and the amount of such Capitalized Lease Obligation shall be the amount so required to be accounted for as a liability.

  "CCM" means (for purposes of this "Description of the New Notes") Controladora Comercial Mexicana, S.A. de C.V., a limited liability company with variable capital (sociedad anónima de capital variable), organized under the laws of the United Mexican States, until a successor replaces it pursuant to the applicable provisions of the indenture and thereafter means the successor.

  "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of shares of Voting Stock of CCM representing more than 50% of the total voting power of the total Voting Stock of CCM on a fully diluted basis and (A) such ownership is greater than the amount of voting power of the total Voting Stock, on a fully diluted basis, "beneficially owned" by the Existing Stockholders and their Affiliates on such date, (B) such beneficial owner has the right under applicable law to exercise the voting power of such shares and (C) such beneficial owner has the right to elect more directors than the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors of CCM (together with any new directors whose election by the Board of Directors or whose nomination for election by CCM’s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

  "Consolidated Net Tangible Assets" means total consolidated assets of CCM and its Restricted Subsidiaries less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses of CCM and its Restricted Subsidiaries, each as set forth on our most recently prepared quarterly or annual consolidated balance sheet and computed in accordance with Mexican GAAP.

  "Existing Stockholders" means (i) Carlos González Nova, Jaime González Nova and Guillermo González Nova, (ii) any parent, brother or sister, child, grandchild, niece, nephew or cousin of one of the individuals named in clause (i), (iii) the spouse or a former spouse of any individual named in clause (i) or (ii), (iv) the lineal descendants of any person named in clauses (i) through (iii) and the spouse or a former spouse of any such lineal descendant, (v) the estate or any guardian, custodian or other legal representative of any individual named in clauses (i) through (iv), (vi) any trust established solely for the benefit of any one or more of the individuals named in clauses (i) through (v) and (vii) any Person in which all of the equity interests are owned, directly or indirectly, by any one or more of the Persons named in clauses (i) through (vi).

  "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the Board of Directors, acting in good faith and evidenced by a resolution delivered to the Trustee.

  "Funded Indebtedness" of any Person means, as of the date as of which the amount thereof is to be determined, without duplication, all Indebtedness of such Person which by the terms thereof have a final maturity, duration or payment date more than one year from the date of determination thereof (including, without limitation, any balance of such Indebtedness or obligation which was Funded Indebtedness at the time of its creation maturing one year from such date of determination) or which has a final maturity, duration or payment date within one year from such date of determination but which by its terms may be renewed or extended at the option of such Person for more than one year from such date of determination, whether or not theretofore renewed or extended; provided, however, "Funded Indebtedness" shall not include (1) any Indebtedness of CCM or any Subsidiary to CCM or another Subsidiary, (2) any guarantee by CCM or any Subsidiary of Indebtedness of CCM or another Subsidiary; provided that such guarantee is not secured by a Lien on any Operating Property, (3) any guarantee by CCM or any Subsidiary of the Indebtedness of any person (including, without limitation, a business trust), if the obligation of CCM or such Subsidiary under such guaranty is limited in amount to the amount of funds held by or on behalf of such person that are available for the payment of such Indebtedness, (4) liabilities under interest rate swap, exchange, collar or cap agreements and all other agreements or arrangements designed to protect against fluctuations in interest rates or currency exchange rates, and (5) liabilities under commodity hedge, commodity swap, exchange, collar or cap agreements, fixed price agreements and all other agreements or arrangements designed to protect against fluctuations in prices. For purposes of determining the outstanding principal amount of Funded Indebtedness at any date, the amount of Indebtedness issued at a price less than the principal amount thereof shall be equal to the amount of the liability in respect thereof at such date determined in accordance with Mexican GAAP.

  "Indebtedness" of any Person (without duplication) means:

  (1) any indebtedness of such Person (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities;

  (2) any guarantee by such Person of any indebtedness of others described in the preceding clause (1); and

  (3) to the extent not otherwise included in this definition, net liabilities under interest rate and currency protection agreements, if any, determined on a marked-to-market basis as of the date of the most recent annual or quarterly consolidated financial statements of the Company and its Subsidiaries filed with the CNBV, the Mexican Stock Exchange or the SEC;

  (4) any Capitalized Lease Obligation; and

  (5) any amendment, renewal, extension or refunding of any such indebtedness or guarantee.

  Provided, however, Indebtedness shall not include:

  (1) (x) trade payables or (y) accrued liabilities not relating to borrowed money, in each case, arising in the ordinary course of business which are not overdue and which by their terms are not then being assessed interest and/or penalties, or which are being contested in good faith; or

  (2) any liability for (A) federal, state, local, income, asset or other taxes or employee profit sharing obligations of Mexico, the United States or any other jurisdiction, (B) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business or (C) any indebtedness that has been defeased or satisfied in accordance with the terms of the documents governing such indebtedness (or with respect to which an amount of cash or cash equivalents sufficient to repay, defease or satisfy such Indebtedness has been placed in escrow or in trust for the purpose of paying, defeasing or satisfying such Indebtedness, but only if under Mexican GAAP the Indebtedness to be paid, defeased or satisfied would no longer be considered Indebtedness required to be included on the consolidated balance sheet of the Company and its Subsidiaries under Mexican GAAP).

  For the purpose of this definition:

  (1) all Indebtedness shall be computed using Mexican Pesos;

  (2) any outstanding Indebtedness denominated in a currency other than Mexican Pesos shall be converted into Mexican Pesos on the basis of the noon buying rate in New York City for cable transfers in Pesos published by the Federal Reserve Bank of New York; and

  (3) the amount of Indebtedness issued at a price less than the principal amount of Indebtedness thereof shall be equal to the amount of the liability in respect thereof at such date determined in accordance with Mexican GAAP.

  "Lien" means any mortgage, pledge, lien, security interest, or other similar encumbrance.

  "Marketable Securities" means any securities listed on a U.S. national securities exchange or reported by the Nasdaq Stock Market or listed on a recognized international securities exchange or traded in the over-the-counter market and quoted by at least two broker-dealers as reported by the National Quotation Bureau or similar organization, including as Marketable Securities options, warrants and other rights to purchase, and securities exchangeable for or convertible into, Marketable Securities.

  "Material Subsidiary" means, at any relevant time, any Subsidiary that meets any of the following conditions:

  (1) CCM’s and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10% of the total consolidated assets of CCM and its Subsidiaries;

  (2) CCM’s and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total consolidated assets of CCM and its Subsidiaries;

  (3) CCM’s and its other Subsidiaries’ proportionate share of the total revenues (after intercompany eliminations) of the Subsidiary exceeds 10% of the total consolidated revenue of CCM and its Subsidiaries; or

  (4) CCM’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10% of such income of CCM and its Subsidiaries;

  all as calculated by reference to the then latest fiscal year-end accounts (or consolidated fiscal year-end accounts, as the case may be) of such Subsidiary and the then latest audited consolidated fiscal year-end accounts of CCM and its Subsidiaries.

  "Mexican GAAP" means generally accepted accounting principles in Mexico and the accounting principles and policies of CCM and its Restricted Subsidiaries, in each case as in effect as of the date of the indenture. All ratios and computations shall be computed in conformity with Mexican GAAP applied on a consistent basis and using constant Mexican Peso calculations.

  "Nasdaq Stock Market" means The Nasdaq Stock Market, a subsidiary of the National Association of Securities Dealers, Inc.

  "Operating Property" means, as of any date of determination, any real and tangible property owned by CCM or any Restricted Subsidiary that constitutes all or any part of any store, warehouse or distribution center and is used in the ordinary course of its business or constitutes unimproved land, other than any such property which, individually or, in the case of a series of related transactions, in the aggregate, in the good faith opinion of the Board of Directors, is not of material importance to the business conducted or assets owned by CCM and its Restricted Subsidiaries taken as a whole.

  "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

  "Rating Agencies" means (i) Standard & Poor’s, or S&P, a division of The McGraw-Hill Companies, Inc. and (ii) Fitch Ratings and (iii) if S&P or Fitch or both shall not make a rating of the notes publicly available, a nationally recognized United States securities rating agency or agencies, as the case may be, selected by CCM, which shall be substituted for S&P or Fitch or both, as the case may be.

  "Restricted Subsidiary" means, as of any date of determination, each of our direct or indirect subsidiaries other than Costco de Mexico, S.A. de C.V., or any direct or indirect subsidiary of Costco de Mexico, S.A. de C.V.

  "Sale and Leaseback Transactions" means any arrangement providing for the leasing to CCM or a Subsidiary of any Operating Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by CCM or such Subsidiary to the lessor.

  "Subsidiary" means any corporation, association, limited liability company, partnership or other business entity of which a majority of the total voting power of the capital stock or other interests (including partnership interests) entitled (without regard to the incurrence of a contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) CCM, (ii) CCM and one or more of its Subsidiaries or (iii) one or more Subsidiaries of CCM.

  "Unrestricted Subsidiary" means, as of any date of determination, any Subsidiary of CCM that is not a Restricted Subsidiary.

  "Voting Stock" means, with respect to any Person, capital stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

  "Wholly Owned" means, with respect to any Restricted Subsidiary of any Person, such Restricted Subsidiary if all of the outstanding Capital Stock in such Restricted Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by applicable law and shares of common stock that, in the aggregate, do not exceed 1% of the economic value or voting power of the Capital Stock of such Restricted Subsidiary) is owned by such Person or one or more Wholly Owned Restricted Subsidiaries of such Person.

  Discharge, Defeasance and Covenant Defeasance

  CCM may discharge certain obligations to holders of any series of senior debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. Dollars or Government Obligations in an amount sufficient to pay the entire indebtedness on the senior debt securities with respect to principal (and premium, if any) and interest to the date of the deposit (if the senior debt securities have become due and payable) or to the maturity thereof, as the case may be.

  The indenture provides that, unless the provisions of the "Defeasance and Covenant Defeasance" section thereof are made inapplicable in respect of any series of senior debt securities of or within any series pursuant to the "Amount Unlimited; Issuable in Series" section thereof, we may elect, at any time, either:

    to defease and be discharged from any and all of our obligations with respect to the senior debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the senior debt securities and other obligations to register the transfer or exchange of the senior debt securities, to replace temporary or mutilated, destroyed, lost or stolen senior debt securities, to maintain an office or agency with respect to the senior debt securities and to hold moneys for payment in trust) ("defeasance"); or
    to be released from our obligations with respect to the senior debt securities under the covenants described under "-Certain Covenants" and "-Merger and Consolidation" above or, if provided pursuant to the "Amount Unlimited; Issuable in Series" section of the indenture, our obligations with respect to any other covenant, and any omission to comply with the obligations shall not constitute a default or an event of default with respect to the senior debt securities ("covenant defeasance").

  Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by CCM with the trustee, in trust, of an amount in U.S. Dollars at stated maturity, or Government Obligations, which is defined below, or both, applicable to the senior debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the senior debt securities on the scheduled due dates therefor.

  Such a trust may only be established if, among other things,

    the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which CCM is a party or by which it is bound; and
    CCM has delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of the senior debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by CCM, a revenue ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

  "Government Obligations" means senior debt securities which are:
    direct obligations of the United States of America or the government or the governments in the confederation which issued the Foreign Currency in which the senior debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or
    obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America;

  and which are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any Government Obligation held by the custodian for the account of the holder of the depositary receipt; provided that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by the depositary receipt.

  In the event CCM effects covenant defeasance with respect to any senior debt securities and the senior debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to the "Limitations on Liens" and "Limitation on Sale and Leaseback" covenants contained in the indenture (which sections would no longer be applicable to the senior debt securities after the covenant defeasance) or with respect to any other covenant as to which there has been covenant defeasance, the amount in the Foreign Currency in which the senior debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on the senior debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on the senior debt securities at the time of the acceleration resulting from the event of default. However, CCM and would remain liable to make payment of the amounts due at the time of acceleration.

  Governing Law

  The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any provisions relating to conflicts of laws other than Section 5-1401 of the New York General Obligations Law.

  Submission to Jurisdiction; Agent for Service of Process

  We will submit to the jurisdiction of any federal or state court in the City of New York, Borough of Manhattan for purposes of all legal actions and proceedings instituted in connection with the notes, the indenture or the registration rights agreement. We expect to appoint CT Corporation System Inc., 111 Eighth Avenue, New York, New York 10011 as our authorized agent upon which service of process may be served in any such action.

  Regarding the Trustee

  The trustee is permitted to engage in other transactions with CCM and its Subsidiaries from time to time; provided that if the trustee acquires any conflicting interest it must eliminate the conflict upon the occurrence of an event of default, or else resign.

  CCM may at any time remove the trustee at its office or agency in The City of New York designated for the foregoing purposes and may from time to time rescind such designations.

  No Personal Liability of Shareholders, Officers, Directors, or Employees

  The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of CCM in such indenture, or in any of the notes or because of the creation of any indebtedness represented thereby, shall be had against any shareholder, officer, director, employee or controlling person of CCM or of any successor thereof.

  TAXATION

  The following is a general summary of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own and dispose of the new notes or exchange old notes for new notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

  This summary is for general information only and is based on the tax laws of the United States and Mexico as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the United States and rules and regulations of Mexico available on or before that date and now in effect. All of the foregoing are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary.

  Prospective purchasers of the new notes and beneficial owners of old notes considering an exchange of old notes for new notes should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of the new notes and the exchange of the old notes for new notes, including the particular tax consequences to them in light of their particular investment circumstances.

  United States/Mexico Tax Treaty

  A convention for the Avoidance of Double Taxation and protocols to that convention (collectively referred to herein as the "U.S.-Mexico treaty") are in effect. However, as discussed below under "- Mexican Taxation," as of the date of this prospectus, the U.S.-Mexico treaty is not generally expected to have any material effect on the Mexican income tax consequences described in this prospectus. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

  Mexico has also entered into, and is negotiating several other, tax treaties with various countries that also, as of the date of this prospectus, are not generally expected to have any material effect on the Mexican income tax consequences described in this prospectus.

  United States Federal Income Taxation

  This summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes is limited to beneficial owners of the new notes and old notes that:

    are U.S. holders (as defined below); and
    hold the old notes and will hold the new notes as capital assets.

  As used in this prospectus, a "U.S. holder" means a beneficial owner of the old notes or new notes who or that is, for U.S. federal income tax purposes:

    a citizen or individual resident of the United States;
    a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;
    an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or
    a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more "United States persons" has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable treasury regulations to be treated as a "United States person".

  This summary does not discuss considerations on consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

    entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;
    pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;
    certain U.S. expatriates;
    persons that are subject to the alternative minimum tax;
    financial institutions, insurance companies, and dealers or traders in securities or currencies;
    persons having a "functional currency" other than the U.S. Dollar; and
    persons that hold the old notes or will hold the new notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

  If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds the old notes or the new notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding the old notes or the new notes should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the new notes and exchanging the old notes for the new notes. Further the discussion below does not address the effect of any U.S. state or local tax law on a beneficial owner of the old notes or new notes. This discussion assumes that each beneficial owner of the notes will comply with the certification procedures described in "Description of the New Notes - Certain Covenants - Additional Amounts" as may be necessary to obtain a reduced rate of withholding tax under Mexican law. Each beneficial owner of an old note considering an exchange of the old note for a new note should consult a tax advisor as to the particular tax consequences to it of the exchange and the ownership and disposition of the new note, including the applicability and effect of any state, local or foreign tax laws.

  Exchange of Notes. The exchange of the old notes for the new notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

  Interest and Additional Amounts. Interest on the new notes and Additional Amounts paid in respect of Mexican withholding taxes imposed on interest payments on the new notes (as described in "Description of the New Notes - Certain Covenants - Additional Amounts") will be taxable to a U.S. holder as ordinary interest income at the time they are paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes. The amount of income taxable to a U.S. holder will include the amount of all Mexican taxes that we withhold (as described below under "- Mexican Taxation") from these payments made on the new notes. Thus, a U.S. holder will have to report income in an amount that is greater than the amount of cash it receives from these payments on its new note.

  However, a U.S. holder may, subject to certain limitations, be eligible to claim the Mexican taxes withheld as a credit or deduction for purposes of computing its U.S. federal income tax liability, even though the payment of these taxes will be remitted by us. Interest and Additional Amounts paid on the new notes will constitute income from sources without the United States for foreign tax credit purposes. For taxable years beginning on or before December 31, 2006, such income generally will constitute high withholding tax interest for foreign tax credit purposes, unless the Mexican withholding tax rate applicable to the U.S. holder is less than 5% (such as during any period in which the 4.9% Mexican withholding tax rate, as discussed in "-Mexican Taxation," applies), in which case such income generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income". For taxable years beginning after December 31, 2006, such income generally will constitute "passive category income" or, in the case of certain U.S. holders, "general category income," for foreign tax credit purposes. The rules relating to the calculation and timing of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend upon a U.S. holder's particular circumstances. In addition, foreign tax credits generally will not be allowed for Mexican taxes withheld from interest on certain short-term or hedged positions in the notes. U.S. holders should consult with their own tax advisors with regard to the availability of a credit or deduction in respect of foreign taxes and, in particular, the application of the foreign tax credit rules to their particular situations.

  Market Discount and Bond Premium. If a U.S. holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) at a price that is less than its principal amount, the excess of the principal amount over the U.S. holder's purchase price will be treated as "market discount". However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the new note or old note, as the case may be.

  Under the market discount rules of the U.S. Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a new note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the new note (and the old note for which the new note was exchanged, as the case may be). In addition, the U.S. holder may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the old note for which the new note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the new note (or old note for which the new note was exchanged, as the case may be) to the maturity date of the new note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a new note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service

  If a U.S. holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the new note, the U.S. holder will be considered to have purchased the new note (or old note) with "bond premium" equal to the excess of the U.S. holder's purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a new note to elect to amortize the premium using a constant yield method over the remaining term of the new note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the new note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder's prior interest inclusions on the new note, and finally as a carryforward allowable against the U.S. holder's future interest inclusions on the new note. The election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. A U.S. holder that does not make this election will be required to include in gross income the full amount of interest on the new note in accordance with its regular method of tax accounting, and will include the premium in its tax basis for the new note for purposes of computing the amount of its gain or loss recognized on the taxable disposition of the new note. U.S. holders should consult their own tax advisors concerning the computation and amortization of any bond premium on the new notes.

  A U.S. holder may elect to include in gross income under a constant yield method all amounts that accrue on a new note that are treated as interest for tax purposes (i.e., stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium). U.S. holders should consult their tax advisors as to the desirability, mechanics and collateral consequences of making this election.

  Dispositions. Except as discussed above, under "-Exchange of Notes" and unless a non-recognition provision of the U.S. Internal Revenue Code applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a new note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued interest, which will be treated as described above) and the U.S. holder's adjusted tax basis in the new note. A U.S. holder's adjusted tax basis in a new note will generally be its cost for the new note (or, in the case of a new note exchanged for an old note in the exchange offer, the tax basis of the old note, as discussed above under "- Exchange of Notes") increased by the amount of any market discount previously included in the U.S. holder's gross income, and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest on the new note. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a new note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income, which will be taxable as ordinary income.

  The gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the new note has been held for more than one year at the time of the disposition (taking into account, for this purpose, in the case of a new note received in exchange for an old note in the exchange offer, the period of time that the old note was held). Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss. Therefore, if any such gain is subject to Mexican income tax, a U.S. holder may not be able to credit the Mexican income tax against its U.S. federal income tax liability. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the new notes.

  Backup Withholding. In general, "backup withholding" may apply to payments of principal and interest made on a new note, and to the proceeds of a disposition of a new note before maturity within the United States, that are made to a non-corporate beneficial owner of new notes if that beneficial owner fails to provide an accurate taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

  Non-U.S. Holders. For purposes of the following discussion a "non-U.S. holder" means a beneficial owner of the new notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership (or entity or arrangement classified as a partnership for such purposes). A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

    interest and Additional Amounts received in respect of the new notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or
    gain realized on the sale, exchange, redemption or retirement of the new notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

  Mexican Taxation

  The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico.

  The following is a general summary of the principal consequences, under Mexico’s income tax law and rules as currently in effect, and under the U.S.-Mexico treaty, of the purchase, ownership and disposition of the new notes and exchange of old notes for new notes by a foreign holder. As used in this prospectus, a "foreign holder" means a beneficial owner of the old notes or new notes that:

    is not a resident of Mexico for tax purposes;
    does not hold the old notes or new notes or a beneficial interest in the old notes or new notes in connection with the conduct of a trade or business through a permanent establishment in Mexico; and
    is not (a) a holder of more than 10% of our voting stock, directly or indirectly, jointly with persons related to us or individually, or (b) a corporation or other entity, more than 20% of whose stock is owned, directly or indirectly, jointly by persons related to us or individually, that in the case of either (a) or (b), is the effective beneficiary, directly or indirectly, jointly with persons related to us or individually, of more than 5% of the aggregate amount of any interest payment on the old notes or new notes. For these purposes, persons will be related if:
      one person holds an interest in the business of the other person;
      both persons have common interests; or
      a third party has an interest in the business or assets of both persons.

  For purposes of Mexican taxation:

    an individual is treated as a resident of Mexico if the individual has established his home in Mexico. When an individual, in addition to his home in Mexico, has a home in another country, the individual will be a resident of Mexico if his center of vital interests is located in Mexico. This will be deemed to occur if, among others, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source or (ii) when the individual’s center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican resident;
    a legal entity is considered a resident of Mexico if it is incorporated under Mexican law or if it maintains the main administration of its head office or the effective location of its management in Mexico; and
    a permanent establishment of a foreign person will be treated as a resident of Mexico, and that permanent establishment will be required to pay taxes in Mexico in accordance with applicable law for income attributable to such permanent establishment.

  Each foreign holder should consult a tax advisor as to the particular Mexican or other tax consequences to that foreign holder of purchasing, owning and disposing of the new notes and exchanging the old notes for new notes, including the applicability and effect of any state, local or foreign tax laws.

  Exchange of Notes. There will be no tax consequences under the Mexican income tax law to a foreign holder exchanging an old note for a new note. Each new note will be treated as having been issued at the time the old note exchanged therefor was originally issued.

  Interest and Principal. Payments of interest on the new notes (including payments of principal in excess of the issue price of the old notes, which under the Mexican tax law are deemed to be interest) made by us to a foreign holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if all of the following requirements are met:

    the new notes, as expected, are placed outside of Mexico through banks or brokerage houses, in a country with which Mexico has entered into a treaty for the avoidance of double taxation and such treaty is in effect;
    the new notes, as expected, are registered in the Special Section of the Mexican National Registry of Securities, and copies of the approval of that registration are provided to the Mexican Ministry of Finance and Public Credit;
    we timely file with the Mexican Ministry of Finance and Public Credit, after completion of the transaction described in this prospectus, certain information relating to the issuance of the new notes and this prospectus; and
    we timely file with the Mexican Ministry of Finance and Public Credit, on a quarterly basis, information representing that no party related to us jointly or individually, directly or indirectly, is the effective beneficiary of more than 5% of the aggregate amount of each interest payment, and we maintain records that evidence compliance with this requirement.

  We expect that all of the foregoing requirements will be met and, accordingly, we expect to withhold Mexican tax from interest payments on the new notes made to foreign holders at the 4.9% rate in accordance with the Mexican income tax law. In the event that any of the foregoing requirements are not met, under the Mexican income tax law, payments of interest on the new notes made by us to a foreign holder will be subject to Mexican withholding tax assessed at a rate of 10%.

  As of the date of this prospectus, neither the U.S.-Mexico treaty nor any other tax treaty entered into by Mexico is expected generally to have any material effect on the Mexican income tax consequences described in this prospectus, because, as discussed above, it is expected that the 4.9% rate will apply in the future and, therefore, that we will be entitled to withhold taxes in connection with interest payments under the new notes at the 4.9% rate.

  Foreign holders residing in the United States should nonetheless be aware that Mexico presently has a treaty for the avoidance of double taxation with the United States. Under the U.S.-Mexico treaty, the Mexican withholding tax rate applicable to interest payments made to U.S. holders which are eligible for benefits under the U.S.-Mexico treaty will be limited to either:

    15% generally; or
    4.9% in the event that the new notes are considered to be "regularly and substantially traded on a recognized securities market."

  Other foreign holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico and, if so, the conditions and requirements for obtaining benefits under that treaty. The Mexican income tax law provides that in order for a foreign holder to be entitled to the benefits under a treaty entered into by Mexico, it is necessary for the foreign holder to meet the procedural requirements established in the law.

  Holders or beneficial owners of the new notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable us to apply the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to that holder or beneficial owner, we may withhold Mexican tax from that interest payment to that holder or beneficial owner at the maximum applicable rate, but our obligation to pay Additional Amounts relating to those withholding taxes will be limited as described under "Description of the New Notes-Certain Covenants-Additional Amounts."

  Under the Mexican income tax law, payments of interest made by us with respect to the new notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund:

    is the effective beneficiary of each interest payment;
    is duly organized under the laws of its country of origin;
    is exempt from income tax in that country on such interest payment; and
    is registered with the Mexican Ministry of Finance and Public Credit for that purpose.

  We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts relating to the above-mentioned Mexican withholding taxes to foreign holders of the new notes. See "Description of the New Notes-Certain Covenants-Additional Amounts."

  Under the Mexican income tax law and applicable rules, a foreign holder will not be subject to any Mexican withholding or similar taxes on payments of principal on the new notes made by us (except for payments of principal in excess of the issue price of the old notes, which under the Mexican tax law are deemed to be interest subject to the Mexican withholding taxes described above).

  Dispositions. As of January 1, 2005, gains resulting from the sale of the new notes by a foreign holder to a Mexican resident will be treated as interest and therefore will be subject to the Mexican withholding tax rules described above.

  Other Taxes. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding of the new notes, nor will it be liable for Mexican stamp, registration or similar taxes.

  PLAN OF DISTRIBUTION

  The new notes will constitute a new issue of securities with no established trading market. We do not intend to list the new notes on any national securities exchange or to seek approval for quotation through any automated quotation system, except that application has been made to list the new notes on the Luxembourg Stock Exchange. We have been advised by the placement agents of the old notes that following completion of this exchange offer, these placement agents intend to make a market in the new notes. However, they are not obligated to do so and any market-making activities with respect to the new notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the new notes or as to the liquidity of or the trading market for the new notes. If a trading market does not develop or is not maintained, holders of the new notes may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, any such market may cease to continue at any time. In addition, if a market for the new notes develops, the market prices of the new notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican and U.S. currency and economic developments could cause the market prices of the new notes to fluctuate substantially.

  The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

  Each broker-dealer that receives new notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  We will not receive any proceeds from any sale of new notes by broker-dealers or any other holder of new notes. New notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. The resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer or participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on their resale of new notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers. In addition, we will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

  General Information

  Clearing Systems

  The new notes have been accepted for clearance through Euroclear and Clearstream Banking. In addition, the new notes have been accepted for trading in book-entry form by DTC. The ISIN number for the new notes is US21238AAF49 and the CUSIP number is 21238A AF 4.

  Listing

  Application has been made to list the new notes on the Luxembourg Stock Exchange. In connection with the application to list notes on the Luxembourg Stock Exchange, a legal notice relating to the issuance of the notes and a copy of the bylaws (estatutos sociales) of CCM will be available at the Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg) where such documents may be examined or copies obtained. Copies of the estatutos sociales of CCM in English, the indenture, as it may be amended or supplemented from time to time, any published annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of CCM will be available at the principal office of CCM, at the offices of the trustee, the offices of the Luxembourg listing agent, at no cost, and at the addresses of the paying agents set forth on the back cover of this prospectus. CCM does not make publicly available annual or quarterly non-consolidated financial statements. CCM will maintain a paying and transfer agent in Luxembourg for so long as any old notes or new notes are listed on the Luxembourg Stock Exchange.

  Authorization

  We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the new notes. The issuance of the new notes was authorized by resolutions of the Board of Directors of CCM and the Executive Committee thereof and confirmed in writing on April 27, 2005 and May 2, 2005, respectively.

  No Material Adverse Change

  Except as disclosed in this prospectus (or in the documents incorporated herein by reference), there has been no material adverse change in the financial position or prospects of CCM and its subsidiaries taken as a whole since December 31, 2004.

  Litigation

  Except as disclosed in "Item 4.-Information on the Company-Business Overview-Legal Proceedings" included in the 2004 Form 20-F, CCM is not involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened) relating to claims or amounts which may have or have had during the 12 months prior to the date of this prospectus a material adverse effect on the financial position of CCM and its subsidiaries taken as a whole.

  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements in this prospectus constitute "forward-looking statements." These forward-looking statements include references to future capital expenditures and the amount and nature of these expenditures, business strategies and measures to implement these strategies, competitive strengths and the impact of competition, goals, expansion and growth of our business and operations, plans and references to our future success and expectations regarding future operating results and liquidity. Words like "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.

  Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed "Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, changes in our product mix and pricing strategies, difficulty in acquiring new land for development, difficulty in completing proposed store openings, customer demand, technology implementation, industry consolidation and competition. You should evaluate any statements made by us in light of these important factors. We also caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

  AVAILABLE INFORMATION

  We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities offered by this prospectus. The prospectus, which forms a part of the registration statement, including amendments, does not contain all the information included in the registration statement. This prospectus is based on information provided by us and other sources that we believe to be reliable. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. You can obtain documents containing this information through us. If you would like to request these documents from us, please do so by February 6, 2006, to receive them before the expiration date.

  CCM is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Reports and other information filed by CCM with the SEC can be inspected and copied at prescribed rates at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Reports and other information filed by CCM with the SEC can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such information is also available in Luxembourg upon request, without charge, from the Luxembourg Listing Agent, Dexia Banque Internationale á Luxembourg. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at www.sec.gov.

  We will make available to the holders of the notes, at the corporate trust office of The Bank of New York, the trustee under the indenture and supplemental indenture governing the notes, at no cost, copies of the indenture and the supplemental indenture as well as our annual report on Form 20-F in English, including a review of our operations, and annual audited consolidated financial statements prepared in conformity with Mexican GAAP, together with a reconciliation of net income and total shareholders’ equity determined under Mexican GAAP to that under U.S. GAAP. We will also make available at the office of the trustee our unaudited quarterly consolidated financial statements in English prepared in accordance with Mexican GAAP.

  LEGAL MATTERS

  Some legal matters relating to the validity of the new notes will be passed upon by Mijares, Angoitia, Cortés y Fuentes, S.C., Mexico City, Mexico and Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, CCM’s Mexican and U.S. counsel, respectively. With respect to matters of Mexican law, Fried, Frank, Harris, Shriver & Jacobson LLP may rely upon the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C.

  EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on the 2004 Form 20-F, have been so incorporated in reliance on the report of PriceWaterhouseCoopers S.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

  EXHIBIT I

  UNAUDITED RESULTS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 and 2005

  Set forth below are our unaudited selected consolidated results as of and for the nine month periods ended September 30, 2004 and September 30, 2005. Results included in this Exhibit I have been prepared in accordance with Mexican GAAP and are presented in Mexican Pesos in purchasing power as of September 30, 2005. In our opinion, the unaudited financial information set forth in this Exhibit I includes all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of this financial information. The unaudited financial information set forth in this Exhibit I should be read in connection with our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, which are included in the 2004 Form 20-F. Financial information set forth in this Exhibit I is presented in Mexican Pesos in purchasing power as of September 30, 2005 and is therefore not directly comparable to the financial information presented elsewhere in this prospectus, which is presented in Mexican Pesos in purchasing power as of December 31, 2004. We have not undertaken a U.S. GAAP reconciliation for the results included in this Exhibit I. See "Risk Factors-Risk Factors Related to Mexico-Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information." The NCPI increased from January 1, 2005 to September 30, 2005 by 1.72%.

  Results of Operations

  General

  The following table sets forth consolidated income statement data for the nine month period ended September 30, 2004 and 2005 as presented in our financial statements, expressed as a percentage of consolidated net sales.
	September 30,
	2004(1)	2005(1)
Net sales	100%	100%
Cost of sales	79.6	79.2
Gross profit	20.4	20.8
Selling, general and administrative expenses:
Selling	11.8	11.5
Administrative	2.2	2.2
Depreciation and amortization	1.9	1.8
Total operating expenses	15.8	15.4
Operating income	4.5	5.4
Integral results of financing:
Interest expense	0.8	1.6
Interest income	0.2	0.2
Gain from forward agreements	0.1	0.1
Foreign exchange loss, net	(0.3)	(0.2)
Gain from monetary position	0.7	0.4
Total integral results of financing	(0.6)	0.7
Other income and special item	0.0	(0.2)
Provisions for:
Income tax and asset tax	0.2	1.6
Employees’ profit sharing	0.0	0.0
Deferred income taxes	1.0	(0.3)
Income before minority interest	3.8	3.6
Minority interest	0.0	0.0
Net income	3.8%	3.5%

  ______________

  (1) Columns may not add due to rounding.

  Segment Disclosures

  Our business is operated in three segments: (1) the CM Group, which comprises our core business and includes our Comercial Mexicana and Bodega supermarkets and Mega hypermarkets, (2) the Costco de Mexico Group, which consists of our 50% interest in our joint venture with Costco Wholesale Corporation and (3) the Other Group, which includes Restaurantes California and our Sumesa stores.

  Operating decisions are made separately for Costco de Mexico Group. Under Mexican GAAP, segment disclosure must be made in respect of net sales, depreciation and amortization, net income and certain balance sheet items. Information about our reportable segments is provided below.
As of and for the nine months ended September 30, 2005	CM Group	Costco de Mexico Group (2)	Other Group	Total
	(Thousand of constant Pesos as of September 30, 2005)
Net sales	Ps. 21,640,176	Ps. 5,782,455	Ps. 1,289,164	Ps. 28,711,795
Cost of sales	16,982,857	4,949,565	801,160	22,733,582
Gross profit	4,657,319	832,890	488,004	5,978,213
Selling, general and administrative expenses	3,410,365	599,270	426,208	4,435,843
Operating income	1,246,954	233,620	61,796	1,542,370
Integral results of financing	208,047	(6,241)	797	202,603
Income taxes(1)	246,441	101,395	9,103	356,939
Net income	858,009	125,075	34,574	1,017,658
Long-lived assets	Ps. 16,846,986	Ps. 3,134,716	Ps. 701,694	Ps. 20,683,396
Liabilities	4,808,142	438,317	108,444	5,354,903
Capital expenditures	1,228,458	259,355	77,854	1,565,667

As of and for the nine months ended September 30, 2004	CM Group	Costco de Mexico Group (2)	Other Group	Total
	(Thousand of constant Pesos as of September 30, 2005)
Net sales	Ps. 20,887,106	Ps. 5,451,817	Ps. 1,155,427	Ps. 27,494,350
Cost of sales	16,464,559	4,722,836	704,957	21,892,352
Gross profit	4,422,547	728,981	450,470	5,601,998
Selling, general and administrative expenses	3,425,269	531,713	399,502	4,356,484
Operating income	997,278	197,268	50,968	1,245,514
Integral results of financing	136,272	15,317	3,095	154,684
Income taxes(1)	312,746	34,457	6,030	353,233
Net income	829,220	173,894	32,089	1,035,203
Long-lived assets	Ps. 15,567,492	Ps. 2,750,757	Ps. 597,645	Ps. 18,915,894
Liabilities	4,381,040	664,943	94,427	5,140,410
Capital expenditures	1,033,391	148,859	74,482	1,256,732

  ______________

  (1) Amounts include current and deferred income tax, asset tax and employee’s profit sharing

  (2) Reflects only 50% of the operations of the Costco de Mexico joint venture since we consolidate our 50% investment in the joint venture under the proportionate consolidation method of accounting.

  Comparison of nine months ended September 30, 2005 and September 30, 2004

  Overview

  We had 185 and stores and 60 restaurants at the end of the third quarter of 2005 compared to 176 stores and 58 restaurants at the end of the third quarter of 2004. As of September 30, 2005 the Company opened twelve, and closed, five Comercial Mexicana stores. Retail sales area increased 5.9% to 13,860,670 square feet at the end of the third quarter of 2005 from 13,087,159 square feet at the end of the third quarter of 2004.

  Net Sales

  Our consolidated net sales increased 4.4% to Ps.28,711.8 million in the nine month period ended September 30, 2005 from Ps.27,494.3 million for the nine month period ended September 30, 2004, primarily as a result of additional sales from a full quarter of operations for stores opened in the year. Consolidated same store sales increased 1.3% to Ps.26,731.4 millon in the nine month period ended September 30, 2005 from Ps.26,390.3 millon for the nine month period ended September 30, 2004. Of our consolidated net sales for 2005, 75.4% were attributable to the operations of the CM Group, 20.1% were attributable to the operations of the Costco de Mexico Group and 4.5% were attributable to the operations of the Other Group.

  CM Group

  Net sales for the CM Group increased 3.6% to Ps.21,640.2 million in the nine month period ended September 30, 2005 from Ps.20,887.1 million for the nine month period ended September 30, 2004. This increase was primarily due to Ps.354.6 million in additional sales from the operation of six new stores opened through September 30, 2005 and Ps.317.4 million from same store sales. This increase was offset by five Comercial Mexicana closures in the nine month period ended September 30, 2005 that contributed an additional Ps.344.3 million in sales for the nine month period ended September 30, 2004. In addition, there was a decrease in sales from the remodeling of four Megas, four Comercial Mexicana and two Bodegas for the nine month period ended September 30, 2005, and a decrease of Ps.2.9 million in other income in the nine month period ended September 30, 2005 as compared to the nine month period ended September 30, 2004. Same store sales increased 1.6% in the nine month period ended September 30, 2005 as compared to the nine month period ended September 30, 2004 primarily as a result of an increase in the average customer ticket offset by a increase in the number of customers.

  Net sales per retail square foot for the CM Group decreased 1.2% to Ps.645.2 per retail square foot in the nine month period ended September 30, 2005 from Ps.653.0 per retail square foot for the nine month period ended September 30, 2004 primarily as a result of the opening of new stores in the nine month periods ended September 30, 2005 which had the effect of adding new floor space without contributing a full year of sales. Net sales per operating employee increased 7.4% to Ps.1,110.5 thousand for the nine month period ended September 30, 2005 from Ps.1034.3 thousand per operating employee for the nine month period ended September 30, 2004 primarily as a result of a reduction in employees at the distribution level, which was partially offset by new personnel hired in conjunction with the opening of new stores.

  Other income consists of rental income from commercial properties leased to third parties. Other income was Ps.44.2 million for the nine month period ended September 30, 2005 and Ps.47.1 million for the nine month period ended September 30, 2004. Other income as a percentage of net sales for the CM Group was 0.2% for nine month periods ended September 2005 and 2004.

  Costco de Mexico Group

  Net sales for the Costco de Mexico Group increased 6.1% to Ps.5,782.4 million in the nine month period ended September 30, 2005 from Ps.5,451.8 million for the nine month period ended September 30, 2004. This increase was primarily due to Ps.109.6 million in additional sales from the opening of two Costco membership warehouses that opened in 2005. This increase was offset by a decrease of Ps. 20.3 million in same store sales and an increase of Ps.4.7 million in revenues from membership fees. Same store sales decreased 0.4% in the nine month period ended September 30, 2005 as compared to the same period in 2004 primarily as a result of the adverse impact from public works projects on customer traffic at two Costco membership warehouses.

  Net sales per retail square foot for the Costco de Mexico Group (based on 100% of the Costco de Mexico Group’s net sales) decreased 8.3% to Ps.1,862.8 per retail square foot in the nine month period ended September 30, 2005 from Ps.2,031.8 per square foot for the nine month period ended September 30, 2004 primarily as a result of two Costco membership warehouses opening in the second half of 2005 which had the effect of adding floor space without contributing to a full year of sales. Net sales per operating (based on 100% of the Costco de Mexico Group’s sales and all of its operating employees) employee decreased 7.3% to Ps.737.0 thousand per operating employee in the nine month period ended September 30, 2005 from Ps.795.3 thousand for the nine month period ended September 30, 2004 primarily as a result of the increase in net sales without a proportionate increase in employees.

  Other Group

  Net sales for the Other Group increased 4.5% to Ps.1,289.2 million in the nine month period ended September 30, 2005 from Ps.1,155.4 million for the nine month period ended September 30, 2004. Of this increase, Ps.8.6 million was generated by three Restaurantes California opened in 2005. Same store sales for the Sumesa format increased 6.3% in the nine month period ended September 30, 2005 as compared to the same nine month period in 2004.

  Cost of Sales

  Our cost of sales are primarily composed of cost of goods sold and costs associated with our distribution centers. Our consolidated cost of sales increased 3.8% to Ps. 22.733.6 million in the nine month period ended September 30, 2005 from Ps.21,892.3 million for the nine month period ended September 30, 2004. Our consolidated cost of sales as a percentage of net sales decreased to 79.2% in the nine month period ended September 30, 2005 from 79.6% for the nine month period ended September 30, 2004 from better prices obtained from suppliers in exchange for increased volume purchases in connection with the new voucher program with the Mexico City Government. Of our consolidated cost of sales for the nine month period ended September 30, 2005, 74.7% were attributable to the operations of the CM Group, 21.8% were attributable to the operations of the Costco de Mexico Group and 3.5% were attributable to the operations of the Other Group.

  CM Group

  Cost of sales for the CM Group increased 3.1% to Ps.16,982.8 million in the nine month period ended September 30, 2005 as compared to Ps.16,464.5 million for the nine month period ended September 30, 2004 primarily as a result of an increase in sales which was partially offset by the ability of our new distribution center to streamline the distribution process and better prices obtained from suppliers in exchange for increased volume purchases in connection with the new voucher program with the Mexico City Government.

  Costco de Mexico Group

  Cost of sales for the Costco de Mexico Group increased 4.8% to Ps.4,949.6 million in the nine month period ended September 30, 2005 from Ps.4,722.8 million for the nine month period ended September 30, 2004 as a result of increased net sales offset in part by improved price negotiations with suppliers.

  Other Group

  Cost of sales for the Other Group increased 13.6% to Ps.801.2 million in the nine month period ended September 30, 2005 from Ps.704.9 million for the nine month period ended September 30, 2004.

  Gross Profit

  As a result of the factors discussed above, our gross profit increased 6.7% to Ps.5,978.2 million in the nine month period ended September 30, 2005 from Ps.5,602.0 million for the nine month period ended September 30, 2004. Our gross profit as a percentage of net sales increased to 20.8% in the nine month period ended September 30, 2005 from 20.4% for the nine month period ended September 30, 2004. Of our gross profit for the nine month period ended September 30, 2005, 77.9% was attributable to the operations of the CM Group, 13.9% was attributable to the operations of the Costco de Mexico Group and 8.2% was attributable to the operations of the Other Group.

  CM Group

  Gross profit for the CM Group increased 5.3% to Ps.4,657.3 million in the nine month period ended September 30, 2005 from Ps.4,422.5 million for the nine month period ended September 30, 2004, reflecting the combination of the increase in net sales and the decrease in the cost of sales.

  Costco de Mexico Group

  Gross profit for the Costco de Mexico Group increased 14.3% to Ps.832.9 million in the nine month period ended September 30, 2005 from Ps.729.0 million for the nine month period ended September 30, 2004, primarily as a result of an increase in sales which was partially offset by higher cost of sales.

  Other Group

  Gross profit for the Other Group increased 8.3% to Ps.488.0 million in the nine month period ended September 30, 2005 from Ps.450.4 million for the nine month period ended September 30, 2004.

  Selling, General and Administrative Expenses

  Our selling, general and administrative expenses are principally composed of selling expenses, administrative expenses and depreciation and amortization. Our consolidated selling, general and administrative expenses increased 1.8% to Ps.4,435.8 million in the nine month period ended September 30, 2005 from Ps.4,356.5 million for the nine month period ended September 30, 2004 primarily as a result of the impact of startup costs associated with the Costco membership warehouses that opened in July and August of 2005. Of our selling, general and administrative expenses for the nine month period ended September 30, 2005, 76.9% was attributable to the operations of the CM Group, 13.5% was attributable to the operations of the Costco de Mexico Group and 9.6% was attributable to the operations of the Other Group.

  CM Group

  Selling, general and administrative expenses for the CM Group decreased 0.4% to Ps.3,410.4 million in the nine month period ended September 30, 2005 from Ps.3,425.3 million for the nine month period ended September 30, 2004, reflecting our continued efforts to reduce expenses though improved cost controls. In particular, we continued to reduce marketing expenses though more targeted advertising and labor costs by streamlining the supply process.

  Costco de Mexico Group

  Selling, general and administrative expenses for the Costco de Mexico Group increased 12.7% to Ps.599.3 million in the nine month period ended September 30, 2005 from Ps.531.7 million for the nine month period ended September 30, 2004 primarily as a result of the impact of startup costs associated with the two Costco membership warehouse opened in July and August of 2005.

  Other Group

  Selling, general and administrative expenses for the Other Group increased 6.7% to Ps.426.2 million in the nine month period ended September 30, 2005 from Ps.399.5 million for the nine month period ended September 30, 2004.

  Operating Income

  As a result of the factors described above, our consolidated operating income increased 23.8% to Ps.1,542.4 million in the nine month period ended September 30, 2005 from Ps.1,245.5 million for the nine month period ended September 30, 2004. On a consolidated basis, our operating income as a percentage of net sales increased to 5.4% in the nine month period ended September 30, 2005 from 4.5% for the nine month period ended September 30, 2004.

  CM Group

  Operating income for the CM Group increased 25.0% to Ps.1,246.9 million in the nine month period ended September 30, 2005 from Ps.997.3 million for the nine month period ended September 30, 2004. Operating income for the CM Group as a percentage of net sales for the CM Group increased to 5.8% in the nine month period ended September 30, 2005 from 4.8% for the nine month period ended September 30, 2004.

  Costco de Mexico Group

  Operating income for the Costco de Mexico Group increased to Ps.233.6 million in the nine month period ended September 30, 2005 from Ps.197.3 million for the nine month period ended September 30, 2004. Operating income for the Costco de Mexico Group as a percentage of net sales for the Costco de Mexico Group increased to 4.0% in the nine month period ended September 30, 2005 from 3.6% for the nine month period ended September 30, 2004.

  Other Group

  Operating income for the Other Group increased to Ps.61.8 million in the nine month period ended September 30, 2005 from Ps.51.0 million for the nine month period ended September 30, 2004. Operating income for the Other Group as a percentage of net sales decreased to 4.8% in the nine month period ended September 30, 2005 from 4.4% for the nine month period ended September 30, 2004.

  Integral Results of Financing

  Integral results of financing income decreased to Ps.202.6 million in the nine month period ended September 30, 2005 from a gain of Ps.154.7 million for the nine month period ended September 30, 2004. Interest expense increased by 135.8% to Ps.432.7 million in the nine month period ended September 30, 2005 as compared to Ps.183.5 million for the nine month period ended September 30, 2004. In 2005, interest expense increased as a result of the following factors: Banks’ commissions paid for all credit events given during a quarter now includes more area of the store; interests from these programs increased compared to last year; the recognition of mark-to-market operations from the hedging program; the expenses recognition for the new bonds placement; the UDI’s tender; and the makewhole premium paid on the $100 million bond.

  Interest expense combines two effects: a substantial increase in the TIIE which had an impact on interest costs of our credit facility and an increase in gains from derivative instruments of 97.2%. Interest expense also includes a Ps.31.4 million gain from forward agreements for September 30, 2004 and a Ps.30.9 million gain from forward agreements for September 30, 2005. The weighted average effective interest rate on our debt was 6.7% for the nine month period ended September 30, 2005 and 7.6% for the nine month period ended September 30, 2004 (in each case including the additional amounts currently payable in respect of certain Mexican withholding taxes).

  Interest income includes our income from interest-bearing temporary investments. Interest income decreased 11.0% to Ps.56.5 million in the nine month period ended September 30, 2005 as compared to Ps.63.5 million for the nine month period ended September 30, 2004, primarily as a result of lower interest rates at the beginning of the year 2005 as compared to the same period in 2004.

  Foreign exchange loss decreased to Ps.62.3 million in the nine month period ended September 30, 2005 from Ps.75.5 million for the nine month period ended September 30, 2004 primarily as a result of the decrease in exchange currency of the Peso of 3.2% for the nine month period ended September 30, 2005 as compared to the 2.7% increase for the same period in 2004.

  The gain from monetary position decreased to Ps.111.3 million in the nine month period ended September 30, 2005 from Ps.199.2 million for the nine month period ended September 30, 2004 as a result of lower inflation.

  Taxes and Employee Profit Sharing

  The statutory rate of Mexican corporate income tax was 30% for the nine month period ended September 30, 2005 and 33% for the nine month period ended September 30, 2004. The Mexican corporate income tax rate is scheduled to decrease to 29% in 2006 and 28% in 2007.

  Commencing on January 1, 2005, Mexican Tax Law was changed to require us to expense the cost of our inventory at the time we sell the inventory rather than at the time it is purchased. The liability for deferred income tax we built up by reason of the timing difference between the time we expensed our inventory costs for tax purposes (at the time of purchase) and the time we expense it for accounting purposes (at the time of sale to customers) will offset the effect of the actual income tax we pay for accounting purposes. For tax purposes, a transition rule has been adopted that permits us to deduct inventory at the time of sale even though we had deducted the same inventory at the time it has been purchased prior to 2005. We will be required to recognize as taxable income the benefit we receive from the transition rule over the next six to seven years.

  Net Income

  As a result of the foregoing, consolidated net income decreased 1.7% from Ps.1,017.6 million in the nine month period ended September 30, 2005 to Ps.1,035.2 million for the nine month period ended September 30, 2004. Net income as a percentage of net sales was 3.5% for the nine month period ended September 30, 2005 as compared to 3.8% for the nine month period ended September 30, 2004.

  Capital Expenditures

  For the nine month period ended September 30, 2005, we invested Ps.1,847 million. During the period we have opened four Megas, one Comercial Mexicana, one Bodega, two Costcos, one Sumesa and three Restaurantes California. We also converted two Comercial Mexicanas into Megas and remodeled four Comercial Mexicanas, four Megas and two Bodegas with cash from operations. Our plans for the remainder of 2005 are primarily contingent upon the economic situation in Mexico and our ability to generate sufficient cash flow to fund such expenditures.

  Indebtedness

  At September 30, 2005, our total outstanding indebtedness of Ps.2,242.3 million consisted of:

    U.S.$200.0 million of Notes due 2015, equivalent to Ps.2,152.7 millon at September 30, 2005; and
    Ps.89.6 million (equivalent to U.S. $8.3 million) aggregate principal amount of UDI-denominated Notes due 2010.

  CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
  At September 30, 2005 and 2004
  (In thousands of Mexican pesos of constant purchasing power as of September 30, 2005)
ASSETS	September 30, 2005	September 30, 2004
Current assets:
Cash	Ps. 53,539	Ps. 391,328
Temporary investments	553,943	247,594
Trade accounts receivable	85,996	126,022
Other accounts and notes receivable	1,489,503	1,553,857
Related parties, net	573	2,969
Inventories	4,865,443	4,799,925
Prepaid expenses and other assets	130,492	121,892
Total current assets	7,179,489	7,243,587
Property, equipment and leasehold and owned buildings improvements, net	19,608,161	18,154,781
Investment advance payments	680,585	398,652
Other assets	437,678	362,461
Total assets	Ps. 27,905,913	Ps. 26,159,481
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	Ps. 5,354,903	Ps. 5,140,410
Taxes payable	177,243	-
Financial instruments	293,000	57,762
Related parties, net	0	-
Deferred revenue and negative goodwill	59,000	293,141
Other accrued liabilities	1,224,544	1,021,111
Total current liabilities	7,108,690	6,512,424
Long-term liabilities:
Long-term debt	2,242,300	2,210,648
Labor obligations	179,921	157,983
Deferred income taxes	2,131,340	2,482,730
Total liabilities	11,662,251	11,363,785
Stockholders’ equity -
Contributed capital:
Capital stock	1,737,600	1,737,600
Restatement	6,009,173	6,009,173
Total capital stock	7,746,773	7,746,773
Paid in-capital, net	1,048,719	1,041,277
Total contributed capital	8,795,492	8,788,050
Earned capital:
Legal reserve	775,813	689,457
Retained earnings	8,603,210	7,076,791
Reserve for repurchase of units	1,176,307	1,176,291
Result from holding nonmonetary assets	(4,226,355)	(4,074,434)
Net income for the period	1,017,658	1,035,203
Total earned capital	7,346,633	5,903,308
Total majority stockholders’ equity	16,142,125	14,691,358
Minority interest	101,537	104,338
Total stockholders’ equity	16,243,662	14,795,696
Total liabilities and stockholders’ equity	Ps. 27,862,885	Ps. 26,159,481

  CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
  For the periods of nine months ended September 30, 2005 and 2004
  (In thousands of Mexican pesos of constant purchasing power as of September 30, 2005)

	September 30, 2005	September 30, 2004

Net sales	Ps. 28,711,795	Ps. 27,494,350
Cost of sales	22,733,582	21,892,352
Gross profit	5,978,213	5,601,998

Selling, general and administrative expenses:
Selling	3,809,989	3,753,532
Administrative	625,854	602,953
Total selling, general and administrative expenses	4,435,843	4,356,485
Operating income	1,542,370	1,245,513

Integral result of financing:
Interest expense	(267,786)	(214,994)
Gain from forward agreements	(164,973)	31,437
Interest income	56,519	63,464
Foreign-exchange (loss) gain, net	62,359	75,533
Gain on monetary position	111,278	199,244
Total integral result of financing	(202,603)	154,684
Income after integral result of financing	1,339,767	1,400,197
Miscellaneous income, net	45,354	(5,371)
Income before provisions for income taxes and employee statutory profit sharing	1,385,121	1,394,826
Provisions for income taxes and employee statutory profit sharing	356,939	353,234
Income before minority interest	1,028,182	1,041,592
Interest of minority stockholders in the results of Subsidiaries	(10,524)	(6,389)
Net income for the period	Ps. 1,017,658	Ps. 1,035,203

  CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
  For the periods of nine months ended September 30, 2005 and 2004
   (In thousands of Mexican pesos of constant purchasing power as of September 30, 2005)

	September 30, 2005	September 30, 2004
Operating activities:
Net income	Ps. 1,017,658	Ps. 1,035,203
Items applied to income not requiring the use (providing) of funds:
Depreciation and amortization	524,108	530,018
Provision for deferred taxes	(86,135)	293,045
Labor obligations	53,664	15,172
Minority interest	10,524	6,390
	1,519,819	1,879,828
(Increase) decrease in:
Accounts receivable	1,266,264	1,766,360
Inventories	627,695	(495,376)
Prepaid and other expenses	(3,259)	5,313
Increase (decrease) in:
Trade payables	(1,969,908)	(1,443,331)
Taxes payable	126,477	(61,165)
Other accrued liabilities	(397,790)	(742,557)
Resources provided by operating activities	1,169,298	909,072

Financing activities:
Increase in long-term debt	79,519	(39,249)
Increase in financial instruments	190,118	-
Minority interest	(7,370)	(1,093)
Paid in capital	7,443	-
Dividends declared	-	-
Dividends payable	(134,326)	(127,369)
Repurchase of units for treasury stock, net	18	-
Resources used in financing activities	135,402	(167,711)
Investing activities:
Increase in investment advance payments	(281,387)	(212,837)
Acquisitions of property, equipment and leasehold and owned buildings improvements	(1,565,667)	(1,231,132)
Disposition of property and equipment	55,836	200,196
Amortization of negative goodwill	(177,001)	(163,334)
Resources used in investing activities	(1,968,219)	(1,407,107)
Net decrease in cash and temporary investments	(663,519)	(665,746)
Cash and temporary investments at beginning of period	1,271,001	1,304,668
Cash and temporary investments at end of period	Ps. 607,482	Ps. 638,922

  CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  For the periods of nine months ended September 30, 2005 and 2004

  1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The accompanying unaudited interim financial statements have been prepared by Controladora Comercial Mexicana, S.A. de C.V. and subsidiaries (the "Company"), without audit. In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position as of September 30, 2005 and 2004 and the results of operations for the nine-month periods ended September 30, 2005 and 2004 and of changes in financial position for the nine-month periods ended September 30, 2005 and 2004. The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

  The unaudited financial statements do not include all disclosures required for our annual accounts. Reference should be made and the unaudited financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 2004 and 2003.

  Below is a summary of the principal accounting policies followed by the Company, which are in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"):

  a) Revenue recognition

  Revenue from product sales is recognized at the point of sale, except for layaway transactions, which are recognized when the customer makes full payment and takes possession of the merchandise in question; revenues from membership fees are recognized when collected. Revenues are recognized net of discounts.

  b) Consolidation

  The Company’s investment in significant subsidiary companies is 100%, except for the Costco de México Group joint venture, which is 50%.
Subsidiary	Operations
Tiendas Comercial Mexicana, S.A. de C.V.	Operates a chain of 138 stores (134 in 2004).
Tiendas Sumesa, S.A. de C.V. (before Super Mercados, S.A. de C.V.)	Operates a chain of 20 stores (18 in 2004).
Restaurantes California, S.A. de C.V.	Operates a chain of 60 restaurants (58 in 2004).
Costco de México, S.A. de C.V.	Operates a chain of 27 membership warehouse stores (24 in 2004).
Subsidiary real estate companies	Group of real estate companies.
Subsidiary service companies	Group of services companies.

  The Company consolidates the accounts of all majority-owned subsidiaries. The investment in subsidiary companies and all transactions and balances between them have been eliminated from these financial statements.

  The Company’s investment in the Costco de México Group joint venture with Costco Wholesale Corporation meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports its investment by means of the proportionate consolidation method.

  2. RELATED PARTIES:

  The Company’s majority stockholders own a controlling interest in Nova Distex, S.A. de C.V. (Nova Distex), a textile manufacturer and property management company. The Company provides management services to Nova Distex and purchases textiles for resale in its stores.

  As of September 30, 2005 accounts receivable and payable consist of the following:
	2005	2004
Accounts receivable:
Nova Distex, S.A. de C.V.	Ps. 346	Ps. 1,367
Costco de Mexico, S.A. de C.V.	2,357	1,539
Other	61	63
	Ps. 2,764	Ps. 2,969
Accounts payable:
Nova Distex, S.A. de C.V.	Ps. 2,191	Ps. -
	Ps. 573	Ps. 2,969

  The following table summarizes the amounts recorded in the Company’s accounts, which relate to transactions with related parties.
	2005	2004
Purchases	43,136	63,963
Lease expenses	1,386	7,457
Other lease revenues	7,547	13,777

  3. DEBT:

  Total debt as of September 30,2005 consists of the following obligations:

	2005	2004
Senior Notes of U.S.$200 million due 2015, at a fixed interest rate of 6.625%, payable semiannually	2,152,700	-
Private placement of U.S.$100 million due 2010 divided in two series. (i) U.S.$98 million Series A notes at a fixed interest rate of 6.10% payable semi-annually, and annual amortization in equal amounts beginning in the third year. (ii) U.S.$2 million Series B notes at a fixed rate of 6.70%, payable semi-annually, with amortization on the due date (1)	-	1,177,674
Direct bank loan in Mexican pesos, payable semi-annually from September 2006 to September 2008, at a local interest rate (9.61% at the end 2004) plus 65 basis points, payable monthly	-	414,036
Debenture bonds of 25 million Investment Units (UDI’s) maturing in 2010 at a fixed interest rate of 8.00%, payable semi-annually (2).	89,600	618,938
Total long-term debt	2,242,300	2,210,648

  4. COMMITMENTS AND CONTINGENCIES:

  a. Commitments

  On February 11, 2003, CCM signed a Master Contract with Soficole, N.V., Auchan, S.A., Flooragest, B.V. and Societe Domaine de Bonne Nouvelle, S.A.R.L. (the "Sellers") to purchase the shares of Controladora Auchan Mexicana, S.A. de C.V. (CAM) and Auchan, S.A. de C.V. (Amex). Under the terms of the respective contract, CCM has exclusive governance over CAM operations, but does not receive the shares of CAM until such time as the purchase price is completely paid over to the sellers.

  On March 1st, 2003, CCM executed the purchase of Amex shares and took over the operation of five retail stores located in the central Mexico, which were converted into Mega stores.

  At the end of September 30, 2005, Ps.59,000 remains as negative goodwill from the purchase of the Amex shares, which will be credited to net income equally over the remaining months in 2005.

  CAM owns the five store buildings and additional land. According to the contracts, CCM will make six payments, without interest, in respect of the CAM shares beginning in February 2003, which under the purchase contract will be kept in trust until the last payment is made. Under the terms of the contract, CCM has the right and obligation to a) conduct the business in a diligent and efficient manner, b) maintain the accounting systems and keep the accounting records, c) operate, maintain and monitor all the real estate properties, d) manage all legal matters required to operate the business, e) provide quarterly and annual consolidated financial statements to the sellers, and f) vote at the annual shareholder’ meeting. Also, in managing CAM operations and assets, CCM is not allowed to a) contract additional debt that limits CAM’s payment capacity, b) acquire or lease properties for CAM in an amount that exceeds U.S.$ 250,000 without the Seller’s consent, c) use CAM’s real estate assets as collateral, d) merge the CAM real estate companies, or e) substantially modify CAM’s real estate properties without the Seller’s consent. In the event CCM fails to cover the payments, share ownership and partial payments made will be lost.

  The payment schedule is as follows:
(thousands)
February 28, 2003	U.S.$15,000
February 28, 2004	20,000
February 28, 2005	25,000
February 28, 2006	20,000
February 28, 2007	20,000
February 28, 2008	20,000

  On December 19, 2003, a purchase price adjustment for the Amex and CAM shares was concluded and the original price was reduced by U.S.$1.8 million. In January 2004, CCM received the payment for that amount.

  On September 30, 2005, CCM recorded the Ps.676.5 million (U.S.$58.2 million) payments of the CAM shares under investment advance payments.

  b. Contingencies

  The Company has contingencies for personnel compensation payments under the Labor Federal Law. At September 30, 2005 and 2004, there were no liabilities of that nature.

  5. Dividends paid:

  At the Stockholders’ meeting held on April 7, 2005, the Company declared a cash dividend of Ps.0.123 for each B and BC unit amounting to Ps.134.3 million. The dividend was paid in April, 2005 to unit holders of record on April 7, 2005.

  At the Stockholders’ meeting held on March 31, 2004, the Company declared a cash dividend of Ps.0.1115 for each B and BC unit amounting to Ps.127.4 million. The dividend was paid in April, 2004 to unit holders of record on March 31, 2004.

  CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

  Avenida Revolución No. 780
  Col. San Juan C.P.
  03730 México, D.F., México

  EXCHANGE AGENT, TRUSTEE, REGISTRAR,
  PAYING AGENT
  AND TRANSFER AGENT

  The Bank of New York
  Corporate Trust Operations
  Reorganization Unit
  101 Barclay Street
  New York, New York 10286
  U.S.A.

LUXEMBOURG PAYING AGENT	LUXEMBOURG LISTING
AND TRANSFER AGENT	AGENT
Dexia Banque Internationale à Luxembourg	Dexia Banque Internationale à Luxembourg
69 route d’Esch	69 route d’Esch
L-2953 Luxembourg	L-2953 Luxembourg

  LEGAL ADVISORS TO CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
As to United States Law:	As to Mexican Law:
Fried, Frank, Harris, Shriver & Jacobson LLP	Mijares, Angoitia, Cortés y Fuentes, S.C.
One New York Plaza	Montes Urales 505, Piso 3
New York, New York 10004	Colonia Lomas de Chapultepec
U.S.A.	11000 México, D.F., México

  AUDITORS OF CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

  PricewaterhouseCoopers, S.C.
  Mariano Escobedo 573
  Colonia Rincón del Bosque
  11580 México, D.F., México